
10010021



Continucare

2009 Annual Report

Continucare Corporation is one of the largest and most trusted staff model medical providers in Florida. Continucare provides primary care physician services on an outpatient basis through a network of medical facilities and independent physician affiliates (IPAs) in the state of Florida. Continucare has 18 well-appointed medical offices equipped with state-of-the-practice technology and staffed with experienced physicians and a comprehensive support team. In addition, Continucare provides health practice management services to IPAs who practice primary care medicine in South Florida. Continucare assists these physicians with medical utilization, pharmacy management and specialist network development, allowing them to devote more time to patient care. Also, through its subsidiary, Seredor Corporation, Continucare operates 15 sleep diagnostic centers in seven states.

Continucare





January 8, 2010

Dear Shareholder:

On behalf of the Board of Directors, I cordially invite you to attend the Annual Meeting of Shareholders of Continucare Corporation to be held at our executive offices, 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126 on Tuesday, February 9, 2010 at 9:30 a.m. Eastern Standard Time.

The attached Notice of Annual Meeting and Proxy Statement describe the matters that we expect to be acted upon at the Annual Meeting. At the Annual Meeting, you will have an opportunity to meet management and ask questions.

Whether or not you plan to attend the Annual Meeting, it is important that you vote your shares. Regardless of the number of shares you own, please sign and date the enclosed proxy card and promptly return it to us in the enclosed postage paid envelope. If you sign and return your proxy card without specifying your choices, your shares will be voted in accordance with the recommendations of the Board of Directors contained in the Proxy Statement.

We look forward to seeing you on February 9, 2010 and urge you to return your proxy card as soon as possible.

Sincerely,

Richard C. Pfenniger, Jr.
Chairman, Chief Executive Officer and President

7200 CORPORATE CENTER DRIVE • SUITE 600 • MIAMI, FLORIDA 33126 • TEL (305) 500-2000 FAX (305) 500-2080

CONTINUCARE CORPORATION

7200 Corporate Center Drive, Suite 600, Miami, Florida 33126

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held on Tuesday, February 9, 2010

To the Shareholders of Continucare Corporation:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Continucare Corporation, a Florida corporation ("Continucare"), will be held at 9:30 a.m., Eastern Standard Time, on Tuesday, February 9, 2010, at the executive offices of Continucare Corporation, 7200 Corporate Center Drive, Suite 600, Miami, Florida, 33126, for the following purposes:

(1) The election of eight members to Continucare's Board of Directors to hold office until our next annual meeting of shareholders or until their successors are duly elected and qualified;

(2) The approval of an amendment and extension of Continucare's Amended and Restated 2000 Stock Option Plan (the "Plan") to increase the aggregate number of shares of common stock authorized for issuance pursuant to the Plan from 9,000,000 to 13,000,000 and to extend the expiration date of the Plan from 2010 to 2020;

(3) The ratification of the appointment of Ernst & Young LLP as Continucare's independent registered public accounting firm; and

(4) The transaction of such other business as may properly come before the Annual Meeting and any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on December 21, 2009 as the record date for determining those shareholders entitled to notice of, and to vote at, the Annual Meeting and any adjournment(s) or postponement(s) thereof.

Whether or not you expect to be present, please sign, date and return the enclosed proxy card in the enclosed pre-addressed envelope as promptly as possible. No postage is required if mailed in the United States.

By Order of the Board of Directors

Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Miami, Florida
January 8, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 9, 2010

The accompanying proxy statement and the 2009 Annual Report on Form 10-K are available at

http://www.continucare.com

YOUR VOTE IS IMPORTANT

ALL SHAREHOLDERS ARE INVITED TO ATTEND THE MEETING IN PERSON. WHETHER YOU PLAN TO ATTEND THE MEETING, ALL SHAREHOLDERS ARE RESPECTFULLY URGED TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE. SHAREHOLDERS OF RECORD WHO EXECUTE A PROXY CARD MAY REVOKE THEIR PROXY IN THE MANNER DESCRIBED IN THE PROXY STATEMENT AND VOTE THEIR SHARES IN PERSON AT THE MEETING.

ANNUAL MEETING OF SHAREHOLDERS
OF
CONTINUCARE CORPORATION

PROXY STATEMENT

This proxy statement is furnished in connection with the solicitation by our Board of Directors of proxies from the holders of our common stock for use at our Annual Meeting of Shareholders to be held at 9:30 a.m., Eastern Standard Time, on Tuesday, February 9, 2010, at our executive offices, 7200 Corporate Center Drive, Suite 600, Miami, Florida, 33126 or at any adjournments or postponements thereof, pursuant to the foregoing Notice of Annual Meeting of Shareholders (the "Annual Meeting"). This proxy statement and the enclosed form of proxy are first being sent to shareholders on or about January 8, 2010.

Shareholders should review the information provided herein in conjunction with our Annual Report, a copy of which accompanies this proxy statement. Our principal executive offices are located at 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126 and our telephone number is (305) 500-2000.

INFORMATION CONCERNING YOUR PROXY

The enclosed proxy is solicited on behalf of our Board of Directors. The giving of a proxy does not prevent a shareholder of record to vote in person at the Annual Meeting should a shareholder of record giving a proxy so desire. Shareholders of record have an unconditional right to revoke their proxy at any time prior to the vote at the Annual Meeting, either in person at the Annual Meeting or by filing with our Secretary at our headquarters a written revocation or duly executed proxy bearing a later date; however, no such revocation will be effective until written notice of the revocation is received by us at or prior to the Annual Meeting. If you hold your shares beneficially in "street name" through your broker, you must obtain a signed proxy from the record holder in order to vote the shares in person at the Annual Meeting.

The cost of preparing, assembling and mailing this proxy statement, the Notice of Annual Meeting of Shareholders and the enclosed proxy is to be borne solely by us. In addition to the use of mail, our employees may solicit proxies personally, by telephone and by facsimile. Our employees will receive no compensation for soliciting proxies other than their regular salaries. We may request banks, brokers and other custodians, nominees and fiduciaries to forward copies of the proxy material to their principals and to request authority for the execution of proxies. We may reimburse such persons for their expenses in so doing.

PURPOSES OF THE MEETING

At the Annual Meeting, our shareholders will consider and vote upon the following matters:

(1) The election of eight members to our Board of Directors to hold office until our next Annual Meeting of Shareholders or until their successors are duly elected and qualified;

(2) The approval of an amendment and extension of Continucare's Amended and Restated 2000 Stock Option Plan (the "Plan") to increase the aggregate number of shares of common stock authorized for issuance pursuant to the Plan from 9,000,000 to 13,000,000 and to extend the expiration date of the Plan from 2010 to 2020;

(3) The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm; and

(4) The transaction of such other business as may properly come before the Annual Meeting, including any adjournments or postponements thereof.

Shares represented by valid proxies will be voted in the manner specified in such proxy. Shares represented by valid proxies which do not contain voting instructions as to a matter will be voted **FOR** the election of the nominees for director named below, **FOR** the amendment and extension of the Plan, and **FOR** the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. In the event that any other business may properly come before the meeting, the shares represented by valid proxies received pursuant to this solicitation will be voted in the discretion of the proxy holder. In the event a shareholder specifies a different choice by means of the enclosed proxy, his or her shares will be voted in accordance with the specification so made.

OUTSTANDING VOTING SECURITIES AND VOTING RIGHTS

The Board of Directors has set the close of business on December 21, 2009 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting. As of the record date, there were 59,651,049 shares of our common stock outstanding. Only the record holders of issued and outstanding shares of our common stock as of the close of business on the record date are entitled to vote at the Annual Meeting. Shareholders that own their shares in "street name" through a stock brokerage account or through a bank or nominee may attend the meeting but may not grant a proxy or vote at the meeting. Instead, the broker, bank or nominee is considered the record holder of those shares and those shareholders must instruct the record holder how they wish their shares to be voted. Shareholders are entitled to one vote for each share held, and do not have the right to cumulate their votes. Shareholders do not have rights of appraisal or similar rights of dissenters under the Florida Business Corporation Act with respect to any of the proposals set forth in this proxy statement.

The attendance, in person or by proxy, of the holders of a majority of the outstanding shares of our common stock entitled to vote at the Annual Meeting is necessary to constitute a quorum with respect to all matters presented. Directors will be elected by a plurality of the votes cast by the shares of our common stock entitled to vote at the Annual Meeting. The amendment and extension of the Plan will be approved if a majority of the votes cast at the Annual Meeting vote in favor of the amendment and extension of the Plan. The appointment of Ernst & Young LLP as our independent registered public accounting firm will be ratified if the votes cast favoring the ratification exceed the votes cast opposing the ratification. Any other matter that may be submitted to a vote of the shareholders will be approved if the number of shares of common stock voted in favor of the matter exceeds the number of shares voted in opposition to the matter, unless such matter is one for which a greater vote is required by law or by our Articles of Incorporation or Bylaws. If less than a majority of the outstanding shares entitled to vote are represented at the Annual Meeting, a majority of the shares so represented may adjourn the Annual Meeting to another date, time or place, and notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before an adjournment is taken.

Prior to the Annual Meeting, we will select one or more inspectors of election for the meeting. Such inspectors shall determine the number of shares of common stock represented at the meeting, the existence of a quorum and the validity and effect of proxies, and shall receive, count and tabulate ballots and votes and determine the results thereof. Abstentions will be considered as shares present and entitled to vote at the Annual Meeting but will not be counted as votes cast for or against any given matter. Accordingly, abstentions will have no effect on the election of directors, the amendment and extension of the Plan and ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm.

Broker "non-votes" occur when a broker, bank or other nominee who holds shares in "street name" for a beneficial owner does not have discretionary authority to vote on a matter and has not received instructions on how to vote from the beneficial owner of the shares. Under the rules of the NYSE Amex, a broker or nominee holding shares in "street name" has the discretion to vote the beneficial owner's shares with respect to the election of directors, and the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm. However, under recent NYSE rule changes, a broker does not have the discretion to vote on the election of directors. As a result, any broker that is a member of the NYSE will not have the discretion to vote on the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of December 21, 2009 concerning the beneficial ownership of the common stock by (i) each person known by us to be the beneficial owner of more than 5% of the outstanding common stock, (ii) each of our current directors and nominees, (iii) each Named Executive Officer (as defined in the Compensation Discussion and Analysis Section below), and (iv) all of our current executive officers and directors as a group. All holders listed below have sole voting power and investment power over the shares beneficially owned by them, except to the extent such power may be shared with such person's spouse. Unless noted otherwise, the address of each person listed below is 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock(2)
Robert Cresci c/o Pecks Management Partners, Ltd. One Rockefeller Plaza Suite 1427 New York, NY 10020	415,000 (3)	*
Luis Cruz, M.D. 3233 Palm Avenue Hialeah, FL 33012	50,000 (6)	*
Neil Flanzraich 4400 Biscayne Boulevard Miami, FL 33137	315,000 (4)	*
Phillip Frost, M.D. 4400 Biscayne Boulevard Miami, FL 33137	26,105,917 (5)	43.7%
Fernando L. Fernandez	525,000 (6)	*
Luis H. Izquierdo	431,250 (6)	*
Jacob Nudel, M.D. 333 Las Olas Way, #3703 Fort Lauderdale, FL 33301	145,000 (7)	*
Richard C. Pfenniger, Jr.	1,846,250 (8)	3.0%
Gemma Rosello	293,750 (6)	*
Marvin A. Sackner 4400 Biscayne Blvd Miami, FL 33137	–	–
Jacqueline M. Simkin 801 Brickell Avenue, Suite 2350 Miami, FL 33131	597,640 (9)	1.0%
A. Marvin Strait 2 North Cascade Avenue Suite 1300 Colorado Springs, CO 80903	135,000 (10)	*
T. Rowe Price Associates, Inc. Owings Mills Corporate Campus 4515 Painters Mill Road Owings Mills, Maryland 21117-4903	4,160,000 (11)	7.0%
All current directors and executive officers as a group (11 persons)	30,859,807	49.1%

* Less than one percent.

(1) For purposes of this table, beneficial ownership is computed pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"); the inclusion of shares as beneficially owned should not be construed as an admission that such shares are beneficially owned for purposes of the Exchange Act.

(2) Based on 59,651,049 shares outstanding as of December 21, 2009.

(3) Includes 215,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(4) Includes 115,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(5) Includes (i) 24,771,604 shares owned beneficially through Frost Gamma Investments Trust; (ii) 819,313 shares beneficially owned through Frost Nevada Investments Trust; (iii) 400,000 shares of stock owned directly by Dr. Frost and (iv) 115,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(6) Represents shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(7) Includes 95,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(8) Includes 1,153,220 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(9) Includes 572,640 shares of common stock held by the Jacqueline Simkin Trust, of which Ms. Simkin is a beneficiary, and 25,000 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(10) Includes 108,334 shares of common stock underlying options that are currently exercisable or exercisable within 60 days after December 21, 2009.

(11) Based on a Schedule 13G filed with the SEC on February 10, 2009, the address of this reporting person is 100 E. Pratt Street, Baltimore, Maryland 21202.

ELECTION OF DIRECTORS

(Proposal No. 1)

Nominees for Election as Director

Eight persons are nominated for election as directors to serve until our next Annual Meeting of Shareholders and until each director's successor is duly elected and qualified. Although we anticipate that all of the nominees will be able to serve, if any nominee is unable or unwilling to serve at the time of the Annual Meeting, proxies solicited hereunder will be voted in favor of the remaining nominees, if any, and for such other persons as may be designated by the Board of Directors, unless directed by a proxy to do otherwise.

The following table sets forth the names and ages of the director nominees. Each director nominee is a current director of ours who has been nominated for re-election at the Annual Meeting, except for Marvin A. Sackner, M.D., who is standing for election for the first time upon the recommendation of our Nominating Committee. Dr. Phillip Frost identified Dr. Sackner as a candidate for director. Dr. Sackner will be replacing Luis Cruz, M.D. as a member of the Board of Directors.

Name	Age
Richard C. Pfenniger, Jr.	54
Robert J. Cresci	66
Neil Flanzraich	66
Phillip Frost, M.D.	73
Jacob Nudel, M.D.	61
Marvin A. Sackner, M.D.	77
Jacqueline M. Simkin	67
A. Marvin Strait	76

The following additional information is provided for each of the directors listed above.

Richard C. Pfenniger, Jr. has served as one of our directors since March 2002. In September 2002, Mr. Pfenniger was appointed Chairman of the Board of Directors. In October 2003, he was appointed Chief Executive Officer and President. Mr. Pfenniger served as the Chief Executive Officer and Vice Chairman of Whitman Education Group, Inc. from 1997 through June 2003. From 1994 to 1997, Mr. Pfenniger served as the Chief Operating Officer of IVAX Corporation, and, from 1989 to 1994, he served as the Senior Vice President-Legal Affairs and General Counsel of IVAX Corporation. Mr. Pfenniger currently serves as a director of GP

Strategies Corporation (corporate education and training), Safestitch Medical, Inc. (medical devices) and OPKO Health, Inc. (pharmaceuticals).

Robert J. Cresci has served as one of our directors since February 2000. He has been a Managing Director of Pecks Management Partners Ltd., an investment management firm, since 1990. Mr. Cresci currently serves on the Boards of Directors of Sepracor, Inc. (pharmaceuticals), Luminex Corporation (biotechnology), j2 Global Communications, Inc. (telecommunications), and several private companies.

Neil Flanzraich has served as one of our directors since March 2002. Mr. Flanzraich is a private investor. From May 1998 until February 2006, he served as the Vice Chairman and President of IVAX Corporation. Mr. Flanzraich served as Chairman of the Life Sciences Legal Practices Group of Heller Ehrman White & McAuliff, a law firm, from 1995 to 1998. From 1981 to 1994, Mr. Flanzraich served in various capacities at Syntex Corporation and as a member of the Corporate Executive Committee. From 1994 to 1995, after Syntex Corporation was acquired by Roche Holding Ltd., Mr. Flanzraich served as Senior Vice President and General Counsel of Syntex (U.S.A.) Inc., a Roche subsidiary. Mr. Flanzraich was Chairman of the Board of Directors of North American Vaccine, Inc. from 1989 to 2000. Mr. Flanzraich also currently serves on the Boards of Directors of Javelin Pharmaceuticals, Inc. (pharmaceuticals), Bellus Health Inc. (formerly Neurochem, Inc.) (healthcare), Equity One, Inc. (real estate), and Chipotle Mexican Grill, Inc. (a chain of Mexican restaurants).

Phillip Frost, M.D. has served as one of our directors since January 2004. Dr. Frost formerly served on our Board of Directors as Vice Chairman from September 1996 until April 2002. Dr. Frost presently serves as the Chairman of the Board and Chief Executive Officer of OPKO Health, Inc., a specialty pharmaceutical company. He is Vice Chairman of the Board of Directors of TEVA Pharmaceuticals, Ltd. (pharmaceuticals), and Chairman of the Board of Ladenburg Thalmann Financial Services, Inc. (security brokerage). He also serves as a director of Castle Brands, Inc. (developer and marketer of alcoholic beverages), Kidville Inc. (schools), and Prolor Biotech, Inc. (formerly Modigene, Inc.) (biopharmaceuticals). Previously, he served as the Chairman of the Board of Directors and Chief Executive Officer of IVAX Corporation from 1987 to 2006 and as President of IVAX Corporation from July 1991 until January 1995. Dr. Frost was Chairman of the Board of Directors of Key Pharmaceuticals, Inc. from 1972 until the acquisition of Key Pharmaceuticals by Schering Plough Corporation in 1986. He also served as the Chairman of the Department of Dermatology at Mt. Sinai Medical Center of Greater Miami, Miami Beach, Florida from 1972 to 1986. Dr. Frost serves on the Board of Regents of the Smithsonian Institution, is a member of the Board of Trustees of the University of Miami, is Chairman of Temple Emanu El, and is a Trustee of each of the Scripps Research Institutes, the Miami Jewish Home for the Aged and the Mount Sinai Medical Center.

Jacob Nudel, M.D. has served as one of our directors since October 2002. Dr. Nudel has served as Chief Executive Officer of Comprehensive Casualty Care, LLC, a company that seeks to establish special purpose medical provider networks, since October 2008. He is also a private investor who founded MDwerks.com Corp., where he served as Chairman from 2000 to 2005. From 1995 to 2000, Dr. Nudel served as Chief Executive Officer of Allied Health Group, Inc. From 1992 to 2000, Dr. Nudel also served as Chief Executive Officer of Florida Specialty Network, Inc.

Marvin A. Sackner has served as a director of Non-Invasive Monitoring Systems, Inc. since he was first elected as Chairman of the Board, Chief Executive Officer and Director in November 1989 and served as Chairman of the Board from November 1989 until October 2008. He served as Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. from 1989 until 2002 and from December 2007 to the present. Dr. Sackner co-founded Respitrace Corporation, a predecessor to Non-Invasive Monitoring Systems, Inc., in 1977 and was the Chairman of its Board from 1981 until October 1989. From 1974 until October 1991, Dr. Sackner was the Director of Medical Services at Mount Sinai in Miami Beach, Florida. From 1973 to 1996, he served as Professor of Medicine, University of Miami at Mount Sinai. Since 2004, he has been Voluntary Professor of Medicine, Leonard Miller Medical School of University of Miami. From 1979 to 1980, Dr. Sackner was the President of the American Thoracic Society. Dr. Sackner was the Chairman of the Pulmonary Disease Subspecialty Examining Board of the American Board of Internal Medicine from 1977 to 1980. In 2007, he was awarded an Honorary Doctorate Degree for "outstanding work in the entire field of pulmonology and sleep disorders," by the University of Zurich (Switzerland). Dr. Sackner holds 33 United States Patents and has written 223 scientific papers and four books.

Jacqueline M. Simkin has served as one of our directors since September 2008. Ms. Simkin has been the owner and president of Simkin Management Inc., a company which manages investments since 1996. She was a member of the boards of Alpnet Inc. and Thompson Nutritional Technology Inc. from 1998 through 2000. From 1987 to 1995, Ms. Simkin served on the Board of Directors of the Intercontinental Bank. Ms. Simkin served in various management capacities at The Denver Brick Company including serving as the Chairperson and Chief Executive Officer from 1999 through 2001. Ms. Simkin developed real estate from 1976 to 1986 and is a retired member of the British Colombia Bar Association.

A. Marvin Strait has served as one of our directors since March 2004. Mr. Strait presently practices as a Certified Public Accountant under the name A. Marvin Strait, CPA. He has practiced in the field of public accountancy in Colorado for over 40 years. He presently serves as a member of the Board of Trustees of the Colorado Springs Fine Arts Center Foundation, the Sam S. Bloom Foundation, The Penrose-St. Francis Health Foundation and Pikes Peak Educational Foundation. He also presently serves as a member of the Board of Directors and Chairman of the Audit Committee of Sturm Financial Group, Inc. and GP Strategies Corporation, and on the Community Advisory Panel of American National Bank. Mr. Strait previously served as the Chairman of the Board of Directors of the American Institute of Certified Public Accountants ("AICPA"), as President of the Colorado Society of Certified Public Accountants and the Colorado State Board of Accountancy, and serves as a permanent member of the AICPA Governing Council.

Vote Required and Recommendation

The Board of Directors recommends a vote for each of the nominees. Directors will be elected by a plurality of the votes cast by the shares of our common stock entitled to vote at the Annual Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES IDENTIFIED ABOVE.

Identification of Executive Officers

The following individuals are our executive officers.

Name	Age	Position
Richard C. Pfenniger, Jr.	54	Chairman of the Board, Chief Executive Officer and President
Fernando L. Fernandez	48	Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary
Luis H. Izquierdo	55	Senior Vice President – Marketing and Business Development
Gemma Rosello	53	Executive Vice President – Operations

All officers serve until they resign or are replaced or renamed at the discretion of the Board of Directors.

The following additional information is provided for our executive officers who are not directors.

Fernando L. Fernandez was appointed Senior Vice President-Finance, Chief Financial Officer, Treasurer, and Secretary in June 2004. Mr. Fernandez, a certified public accountant, served as Senior Vice President-Finance, Chief Financial Officer, Treasurer, and Secretary of Whitman Education Group, Inc. from 1996 until 2003. Prior to and since his service at Whitman Education Group, Inc., Mr. Fernandez served as Chief Financial Officer of several private investment entities owned by Phillip Frost, M.D. Prior to 1991, Mr. Fernandez served as Audit Manager for PricewaterhouseCoopers LLP (formerly Coopers & Lybrand) in Miami, Florida.

Luis H. Izquierdo was appointed Senior Vice President – Marketing and Business Development in January 2004. Mr. Izquierdo served as Senior Vice President and as a member of the Board of Directors for Neighborhood Health Partnership from 2002 to 2004. Mr. Izquierdo was Senior Vice President of Marketing and Sales for Foundation Health, Florida from 1999 through 2001. From 1997 through 1999, Mr. Izquierdo served as Senior Vice President and Chief Marketing Officer for Oral Health Services. From 1995 to 1997, Mr. Izquierdo served as the Vice President, Corporate Marketing and Sales for Physicians Corporation of America, and, from 1992 to 1995, he served as the Senior Vice President, Marketing and Sales for CAC-Ramsay Health Plans.

Gemma Rosello was appointed Executive Vice President – Operations in October 2006. Ms. Rosello had previously served as Senior Vice President – Operations from May 2005. Prior to joining us, Ms. Rosello was the Medicare Business Development Director for AvMed Health Plan. She served as Vice President of Health Services for Neighborhood Health Plan from 2003 to 2004. From 1993 to 2002, she served as the Chief Executive Officer of Medical Utilization Review Associates (MURA), a management service organization, and Apex Health Services which managed Medicare, Medicaid and commercial full risk contracts with national and regional payors. Prior to her work in the managed care arena, Ms. Rosello served as Chief Operating Officer for an acute medical/surgical non-profit hospital in Miami, Florida.

CORPORATE GOVERNANCE

Pursuant to our bylaws and the Florida Business Corporation Act, our business and affairs are managed under the direction of the Board of Directors. Directors are kept informed of our business through discussions with management, including the Chief Executive Officer and other senior officers, by reviewing materials provided to them and by participating in meetings of the Board of Directors and its committees. The Board of Directors and each of its committees are authorized to retain financial, legal and other advisors. The Board of Directors reviews its performance annually.

We have adopted a Code of Conduct and Ethics applicable to our directors, officers and employees including our Chief Executive Officer, Chief Financial Officer and principal accounting officer. A copy of our Code of Conduct and Ethics is available on our website at www.continucare.com. We intend to post amendments to or waivers from our Code of Conduct and Ethics (to the extent applicable to our Chief Executive Officer, Chief Financial Officer or principal accounting officer or to our directors) on our website. Our website is not part of this proxy statement.

Determining Director Independence

The Board of Directors undertook a review of each director's independence in December 2009. During this review, the Board of Directors considered transactions and relationships between each director or any member of his or her immediate family and us and our subsidiaries and affiliates. The Board of Directors also examined transactions and relationships between directors or their known affiliates and members of our senior management or their known affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under applicable laws and regulations and the NYSE Amex listing standards. As a result of our review of the relationships of each of the members of the Board of Directors, the Board of Directors affirmatively determined that a majority of our directors, including Mr. Cresci, Mr. Flanzraich, Dr. Frost, Ms. Simkin, and Mr. Strait, are "independent" directors within the meaning of the listing standards of NYSE Amex and applicable law. Also, the Board of Directors affirmatively determined that Dr. Sackner, a nominee standing for election for the first time, is "independent" within the meaning of the listing standards of the NYSE Amex and applicable law. As required by NYSE Amex, our independent directors meet at least annually in executive session without the presence of our non-independent directors or management.

Committees of the Board of Directors and Meeting Attendance

During the fiscal year ended June 30, 2009 ("Fiscal 2009"), the Board of Directors held five meetings and took certain actions by unanimous written consent. Each director attended at least 75% of the aggregate of (i) the number of meetings of the Board of Directors held during Fiscal 2009, and (ii) the number of meetings held during Fiscal 2009 by all committees of the Board of Directors on which he or she served. We have no formal policy requiring our directors to attend our annual meeting of shareholders, but all of our directors other than Dr. Nudel and Mr. Strait attended our last annual meeting of shareholders.

The Board of Directors has established Audit, Compensation, Nominating and Executive Committees. The Board of Directors has adopted a written charter for each of these four committees, which is available on our website at www.continucare.com.

The Audit Committee

The Audit Committee currently consists of Mr. Cresci, Mr. Flanzraich, Ms. Simkin and Mr. Strait (Chairman). The Board of Directors has determined that all current members of the Audit Committee are "financially literate," "financially sophisticated," and "independent" within the meaning of the listing standards of NYSE Amex and applicable SEC regulations. The Board of Directors has determined that Mr. Strait meets the attributes of an "audit committee financial expert" within the meaning of SEC regulations.

The Audit Committee held six meetings during Fiscal 2009. The duties and responsibilities of the Audit Committee include (i) recommending to the Board of Directors the appointment of our independent registered public accounting firm, (ii) reviewing the plan and scope of audits, (iii) reviewing our significant accounting policies and internal controls, and (iv) having general responsibility for the oversight of all audit related matters. The Board of Directors adopted an amended and restated written charter for the Audit Committee, which is available on our website at www.continucare.com. A report from the Audit Committee is included at page 25.

The Compensation Committee

The Compensation Committee currently consists of Mr. Cresci (Chairman), Ms. Simkin, Mr. Strait and Mr. Flanzraich. The Board of Directors has determined that all of the current members of the Compensation Committee are "independent" within the meaning of the listing standards of NYSE Amex. The Compensation Committee held four meetings during Fiscal 2009. The Compensation Committee provides assistance to the Board of Directors in fulfilling its responsibilities relating to compensation of our directors and executive officers. It reviews and determines the compensation of the Chief Executive Officer and determines or makes recommendations with respect to the compensation of our other executive officers. It also assists the Board of Directors in the administration of our equity-based compensation plans. For further information on the Compensation Committee's processes and procedures for consideration and determination of executive compensation, see the Compensation Discussion and Analysis below. The Board of Directors adopted a written charter for the Compensation Committee, which is available on our website at www.continucare.com.

The Nominating Committee

The Nominating Committee currently consists of Dr. Frost (Chairman), Mr. Cresci, Mr. Flanzraich, Ms. Simkin and Mr. Strait. The Board of Directors has determined that all of the current members of the Nominating Committee are "independent" within the meaning of the listing standards of NYSE Amex. The Nominating Committee is responsible for identifying and recommending individuals qualified to become directors and recommending appointments to the committees of the Board of Directors. The Board of Directors adopted a written charter for the Nominating Committee, which is available on our website at www.continucare.com.

The Nominating Committee held one meeting during Fiscal 2009. The Nominating Committee expects it will generally identify candidates for director through the business and other organizational contacts of the directors and management. Candidates for director will be selected on the basis of the contributions the Nominating Committee believes that those candidates can make to the Board of Directors and to management and on such other qualifications and factors as the Nominating Committee considers appropriate. In assessing potential new directors, the Nominating Committee will seek individuals from diverse professional backgrounds who the Nominating Committee believes will provide a broad range of experience and expertise. Director candidates should have a reputation for honesty and integrity, strength of character, mature judgment and experience in positions with a high degree of responsibility. In addition to reviewing a candidate's background and accomplishments, candidates for director nominees will be reviewed in the context of the current composition of the Board of Directors and our evolving needs. The Nominating Committee will consider recommendations for director nominees submitted by shareholders. All such recommendations must be delivered in accordance with the provisions of our bylaws and addressed to our Secretary who will forward such shareholder recommendations to the Nominating Committee for consideration. To be eligible for inclusion in our proxy statement and form of proxy relating to our next annual meeting of shareholders, shareholder nominations must be received by our Secretary no later than October 10, 2010 and no earlier than September 10, 2010. We also require that the members of our Board of Directors be able to dedicate the time and resources sufficient to ensure the diligent performance of their duties on our behalf, including attending Board of Directors and applicable committee meetings. In addition to identifying and recommending

qualified candidates to serve as directors, the Nominating Committee studies and makes recommendations to the Board of Directors concerning the size of the Board of Directors.

The Executive Committee

The Executive Committee currently consists of Mr. Cresci, Dr. Frost, Dr. Nudel and Mr. Pfenniger (Chairman). The Executive Committee is responsible for exercising certain powers of the full Board of Directors during intervals between meetings of the full Board of Directors. The Board of Directors adopted a written charter for the Executive Committee, which is available on our website at www.continucare.com.

Compensation Committee Interlocks and Insider Participation

During Fiscal 2009, our Compensation Committee was comprised of the following members: Robert J. Cresci (Chairman), Neil Flanzraich, Jacob Nudel, M.D., Jacqueline Simkin and A. Marvin Strait. In September 2008, Ms. Simkin was appointed a member of the Compensation Committee and in October 2008, Dr. Nudel resigned as a member of the Compensation Committee. Below is a description of a related party transaction with Dr. Nudel. There are no interlocking relationships between members of our Compensation Committee and the compensation committees of other companies' board of directors.

Certain Relationships and Related Transactions

The Audit Committee reviews and approves transactions in which Continucare was or is to be a participant, where the amount involved exceeded or will exceed $120,000 annually and any of our directors, executive officers or their immediate family members had or will have a direct or indirect material interest. We have a written policy stating that the Audit Committee is responsible for reviewing and, if appropriate, approving or ratifying any related party transactions. The related party transaction will not be approved unless at a minimum it is for our benefit and is upon terms no less favorable to us than if the related party transaction was with an unrelated third party. In Fiscal 2009, no related party transaction occurred where this process was not followed.

As a result of the acquisition of Miami Dade Health Centers, Inc. and its affiliated companies effective October 1, 2006, we became a party to a lease agreement for office space owned by Dr. Luis Cruz, a director of Continucare. For Fiscal 2009, expenses related to this lease were approximately $0.4 million.

On September 19, 2008, we purchased an aggregate of 400,000 shares of our common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have beneficial ownership in the shares of common stock held by these family trusts. We paid $2.14 per share for the shares for an aggregate purchase price of $856,000. The per share purchase price paid by us represented a 10% discount from the closing price of our common stock on September 19, 2008.

On October 23, 2008, we entered into a joint venture with Dr. Jacob Nudel, a director of the Company, that will seek to establish special purpose medical provider networks. As of June 30, 2009, we made contributions of approximately $0.3 million to fund operations of the joint venture.

On March 12, 2009, we purchased an aggregate of 350,000 shares of our common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have a beneficial ownership in the shares of common stock held by these family trusts. We paid $1.69 per share for the shares for an aggregate purchase price of $591,500. The per share purchase price paid by us represented a 5% discount from the closing price of our common stock on March 12, 2009.

Communications with the Board of Directors and Non-Management Directors

Shareholders who wish to communicate with the Board of Directors, any individual director, or the non-management directors as a group can write to our Chairman and Chief Executive Officer, Richard C. Pfenniger, Jr. The letter should include a statement indicating that the sender is a shareholder of ours. Depending on the subject matter, an officer of ours will either:

- forward the letter to the director or directors to whom it is addressed;
- attempt to handle the inquiry directly if it relates to routine or ministerial matters, including requests for information; or
- not forward the letter if it is primarily commercial in nature or if it is determined to relate to an improper or irrelevant topic.

A member of management will, at each meeting of the Board of Directors, present a summary of any non-routine or non-ministerial, relevant and proper letters received since the last meeting that were not forwarded to the Board of Directors and will make those letters available to the Board of Directors upon request.

Compensation of Directors

Our Compensation Committee recommends director compensation to the Board. In developing their recommendation, the Compensation Committee strives to set a mix of cash and equity-based compensation in amounts which fairly compensate the directors for their expected time commitments and responsibilities in serving on the Board and which aligns the directors interests with the long term interests of shareholders. Excluding Ms. Simkin, each of our non-employee directors received a cash retainer of $30,000 for his service on the Board in Fiscal 2009. Ms. Simkin received a cash retainer of $22,500 for her service on the Board in Fiscal 2009 due to her appointment to the Board during the fiscal year (September 2008). In addition, for Fiscal 2009, the Chairman of each of the Nominating Committee and the Compensation Committee received an additional cash retainer of $5,000 and the Chairman of the Audit Committee received an additional cash retainer of $10,000. Also, each of our non-employee directors were granted fully vested options to purchase 25,000 shares of common stock during Fiscal 2009.

Director Compensation – Fiscal 2009

The following table sets forth certain information regarding the compensation paid to our non-employee directors for their service during the fiscal year ended June 30, 2009.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards[1]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Robert J. Cresci	$ 35,000	–	$ 14,505	–	–	–	$ 49,505
Luis Cruz, M.D.	$ 30,000	–	$ 14,505	–	–	–	$ 44,505
Neil Flanzraich	$ 30,000	–	$ 14,505	–	–	–	$ 44,505
Phillip Frost, M.D.	$ 35,000	–	$ 14,505	–	–	–	$ 49,505
Jacob Nudel, M.D.	$ 30,000	–	$ 14,505	–	–	–	$ 44,505
Jacqueline Simkin	$ 22,500	–	$ 14,505	–	–	–	$ 37,005
A. Marvin Strait	$ 40,000	–	$ 14,505	–	–	–	$ 54,505

(1) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting, of stock option grants, including amounts from awards granted prior to Fiscal 2009. Assumptions used in the calculation of these amounts are included in footnote 7 to our audited financial statements for the fiscal year ended June 30, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 10, 2009. There were no forfeitures during Fiscal 2009. The grant date fair value of the stock option awards granted during Fiscal 2009 and computed in accordance with FAS 123(R) was $0.58 per share. The table below sets forth the aggregate number of stock options of each non-employee director outstanding as of June 30, 2009:

Name	Stock Options
Robert J. Cresci	215,000
Luis Cruz, M.D.	50,000
Neil Flanzraich	115,000
Phillip Frost, M.D.	115,000
Jacob Nudel, M.D.	95,000
Jacqueline Simkin	25,000
A. Marvin Strait	108,334

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

Our Compensation Committee administers the compensation program for our executive officers and also recommends compensation for our non-employee directors. The Compensation Committee reviews and determines all executive officer compensation, administers our equity incentive plans (including reviewing and approving grants to our executive officers), makes recommendations to shareholders with respect to proposals related to compensation matters and generally consults with management regarding employee compensation programs.

The Compensation Committee's charter reflects these responsibilities, and the Compensation Committee and the Board periodically review and, if appropriate, revise the charter. The Board determines the Compensation Committee's membership. The Compensation Committee is currently comprised of Robert J. Cresci, Neil Flanzraich, Jacqueline M. Simkin and A. Marvin Strait, C.P.A., each of whom are non-employee independent directors. In September 2008, Ms. Simkin was appointed a member of the Compensation Committee and in October 2008 Jacob Nudel, M.D. resigned as a member of the Compensation Committee. The Compensation Committee meets at regularly scheduled times during the year, and it may also hold specially scheduled meetings and take action by written consent. At Board meetings, the Chairman of the Compensation Committee reports on Compensation Committee actions and recommendations, with all discussions of executive compensation occurring in executive sessions of the Board.

Our executive officers, each of whom are included in the Summary Compensation Table below, are Richard C. Pfenniger, Jr., Chairman of the Board, Chief Executive Officer and President, Fernando L. Fernandez, Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary, Luis H. Izquierdo, Senior Vice President – Marketing and Business Development, and Gemma Rosello, Executive Vice President – Operations. Throughout this proxy statement, these individuals are sometimes referred to collectively as the "Named Executive Officers."

Compensation Philosophy and Objectives

The core objectives of our compensation programs are to secure and retain the services of high quality executives and to provide compensation to our executives that are commensurate and aligned with our performance and advances both short and long-term interests of ours and our shareholders. We seek to achieve these objectives through three principal compensation programs: a base salary, long-term equity incentives, in the form of periodic grants of stock options, and an annual cash incentive bonus. Base salaries are designed primarily to attract and retain talented executives. Periodic grants of stock options are designed to provide a strong incentive for achieving long-term results by aligning interests of our executives with those of our shareholders, while at the same time

encouraging our executives to remain with us. Annual cash incentives are designed to motivate and reward the achievement of selected financial goals, generally tied to profitability. The Compensation Committee does not use benchmarking against peer groups to establish the compensation levels of the Named Executive Officers nor does it retain a compensation consultant to advise them on compensation issues. The Compensation Committee believes that our compensation program for the Named Executive Officers is appropriately based upon our performance and the performance and level of responsibility of the executive officer.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all compensation decisions for the Named Executive Officers. Our Chief Executive Officer works closely with the Compensation Committee on compensation matters. The Chief Executive Officer annually reviews the performance of each of the Named Executive Officers (other than the Chief Executive Officer and beginning in 2009, the Executive Vice President of Operations, whose performance is reviewed by the Compensation Committee) and the compensation paid to those individuals during the past fiscal year, and makes recommendations regarding compensation to be paid to those individuals during the next fiscal year. The conclusions reached and recommendations based on these reviews, including those with respect to setting and adjusting base salary, annual cash incentive awards and stock option awards, are presented to the Compensation Committee. Following a review of these conclusions and recommendations, the Compensation Committee will make compensation decisions for these executives as it deems appropriate, including approving the Chief Executive Officer's recommendations or modifying upward or downward any recommended amounts or awards to the Named Executive Officers. The Compensation Committee meets with the Chief Executive Officer annually to discuss his performance, but ultimately decisions regarding his compensation are made solely by the Compensation Committee based on its deliberations.

Named Executive Officer Compensation Components

For the fiscal year ended June 30, 2009, base salary, an annual cash incentive bonus opportunity and long-term equity incentive compensation were the principal components of compensation for the Named Executive Officers.

A significant portion of total compensation is comprised of base salary, which enables us to attract and retain talented executive management through the payment of reasonable current income. Long-term equity incentives, in the form of stock options, which generally vest over a period of three or four years, also form a meaningful percentage of overall compensation which is tied directly to increases in the price of our common stock and also serves the goal of retaining key management. Finally, the annual cash incentive bonus, which historically has been a smaller portion of total cash compensation, provides additional current income to encourage the attainment of annual profitability goals. In making decisions with respect to any element of a Named Executive Officer's compensation, the Compensation Committee considers the total compensation that may be awarded to the executive. There is no pre-established target or formula for allocating among these three elements of compensation. Rather, the Compensation Committee strives to apportion a mix between cash and equity compensation to provide meaningful current income and to motivate the attainment of long-term value for our shareholders.

The Compensation Committee generally makes determinations regarding Named Executive Officer compensation at the regularly scheduled meeting of the Compensation Committee following completion of each fiscal year, which typically occurs in September. At this meeting, the Compensation Committee will typically determine base salaries for the upcoming fiscal year, the amount of any cash incentive bonus payable to the Named Executive Officers under the annual cash incentive plan for the preceding fiscal year, the terms of the annual cash incentive plan for the upcoming fiscal year and the grant of any equity incentive awards.

Base Salary

The Compensation Committee approves each Named Executive Officer's base salary by considering the individual's duties and responsibilities. In setting base salaries for the Named Executive Officers, the Compensation Committee undertakes an annual review in consultation with and based upon recommendations from the Chief Executive Officer. The Compensation Committee's review includes, among other things, the functional and decision-making responsibilities of each position, the significance of the Named Executive Officer's specific area of

individual responsibility to our financial performance and achievement of overall goals and the experience and past performance and expected future contribution of each executive officer. Decisions regarding increases in salary also take into account the executive's current salary. With respect to base salary decisions for the Chief Executive Officer, the Compensation Committee makes an assessment of Mr. Pfenniger's past performance as Chief Executive Officer and its expectations as to his future contributions, as well as the factors described above for the other Named Executive Officers, including evaluating his individual performance and our financial condition, operating results and attainment of strategic objectives. The Compensation Committee generally does not approve a material increase in base salary, absent a significant promotion or other significant change in responsibility of the executive officer. In determining increases in base salaries for Fiscal 2009, the Compensation Committee considered the continued improvement in our results and financial condition under Mr. Pfenniger's leadership and the efforts of the other Named Executive Officers.

The Chief Executive Officer's Fiscal 2009 base salary increased 10.7% from Fiscal 2008 and the other Named Executive Officers' Fiscal 2009 base salaries increased in the range of 3.0% to 7.0% from Fiscal 2008. Effective September 2008, the Named Executive Officers' Fiscal 2009 base salaries were as follows: Mr. Pfenniger - $415,000; Mr. Fernandez - $230,000; Mr. Izquierdo - $237,000 and Ms. Rosello - $245,000. For Fiscal 2010, the Compensation Committee has approved an increase of 8.4% in the Chief Executive Officer's base salary from Fiscal 2009 and increases ranging from 2.5% to 4.8% in the base salaries of the other Named Executive Officers. Effective September 2009, the Named Executive Officers' Fiscal 2010 base salaries are as follows: Mr. Pfenniger - $450,000; Mr. Fernandez - $241,000; Mr. Izquierdo $243,000 and Ms. Rosello - $256,000.

Long-Term Equity Incentive Compensation

Our long-term equity incentive compensation program provides an opportunity for the Named Executive Officers to increase their stake in our Company through grants of options to purchase shares of our common stock and encourages the Named Executive Officers to manage our Company from the perspective of an owner with an equity stake in the business. Each grant allows the executive to acquire shares of common stock at an exercise price equal to the closing price of our common stock on the grant date over a specified period of time not to exceed 10 years. Generally, the options become exercisable in a series of installments over a three or four-year period, contingent upon the executive officer's continued employment with us. Accordingly, the option grant will provide a positive return to the executive officer only if he or she remains employed by us during the vesting period, and then only if the market price of the shares appreciates over the option term.

The Compensation Committee's grant of stock options to the Named Executive Officers is entirely discretionary, subject to any limitations set by our Amended and Restated 2000 Stock Incentive Plan, and is generally made on a once-a-year basis. Decisions by the Compensation Committee regarding grants of stock options to the Named Executive Officers (other than the Chief Executive Officer and beginning in 2009, the Executive Vice President of Operations) are generally made based upon the recommendation of the Chief Executive Officer, and includes the consideration of the executive officer's current position with us, the executive officer's past and expected future performance and the other factors discussed in the determination of base salaries. In addition, the Compensation Committee considers the number of outstanding and previously granted options of the executive, as well as the other components of his or her total compensation in determining the appropriate grant. In Fiscal 2009 and 2010, all of the Named Executive Officers were granted options to purchase shares of our common stock, with an exercise price equal to the market value of the common stock on the date of grant, and which vest in equal annual amounts over a four-year period, in connection with their services for Fiscal 2008 and Fiscal 2009, respectively. In September 2008, the following grants of options were made to our Named Executive Officers in connection with their services for Fiscal 2008: Mr. Pfenniger – option to purchase 175,000 shares; Ms. Rosello – option to purchase 100,000 shares; Mr. Fernandez – option to purchase 100,000 shares; and Mr. Izquierdo – option to purchase 50,000 shares. In September 2009, the following grants were made to our Named Executive Officers in connection with their services for Fiscal 2009: Mr. Pfenniger – option to purchase 175,000 shares; Ms. Rosello – option to purchase 100,000 shares; Mr. Fernandez – option to purchase 100,000 shares; and Mr. Izquierdo – option to purchase 50,000 shares.

We have generally approved grants of stock options in specific amounts as part of an executive officer's initial employment with us. We do not have any program or practice to time annual or other grants of stock options in coordination with the release of material non-public information or otherwise.

Annual Cash Incentive Program

We maintain an annual cash incentive bonus plan which provides for the payment of cash bonuses to eligible members of our management team, including the Named Executive Officers. The purpose of the cash incentive bonus plan is to provide incentives to those employees who have the ability to impact operating performance, to address and achieve annual performance goals and to participate in our growth and profitability. Under the terms of the plan for Fiscal 2009, a pool was established from which bonuses would be paid in an amount equal to 15% of the amount by which our pre-tax earnings for Fiscal 2009 exceeded a pre-determined threshold. Distributions of awards from the bonus pool to eligible employees, including the Named Executive Officers are determined by the Compensation Committee, which considers the recommendations of the Chief Executive Officer for all participants other than himself. The bonus payable from the pool to the Chief Executive Officer is based solely upon Compensation Committee deliberations.

In September 2009, the Compensation Committee met to determine bonuses under the plan for Fiscal 2009 to Named Executive Officers. Based on Continucare's performance during Fiscal 2009, and based upon Mr. Pfenniger's recommendations with respect to the Named Executive Officers other than himself, the Compensation Committee awarded annual cash incentive program compensation to the named executive officers as follows: Mr. Pfenniger - $265,000; Mr. Fernandez - $125,000; Ms. Rosello - $125,000 and Mr. Izquierdo - $60,000.

The Compensation Committee approved an annual cash incentive bonus plan for Fiscal 2010 under the same general framework as the Fiscal 2009 plan. The plan for Fiscal 2010 was approved by the Compensation Committee at a meeting held in September 2009, which was its first meeting after completion of our fiscal year ended June 30, 2009. Under the terms of the plan for Fiscal 2010, a bonus pool will be established in an amount equal to 20% of the amount by which our pre-tax earnings exceed a pre-determined threshold. The Compensation Committee believes that the threshold target provides a meaningful incentive to executives to improve performance in a manner that is consistent with the interests of our shareholders. As with the annual cash incentive plan for Fiscal 2009, no bonuses will be payable under the plan for Fiscal 2010 if the threshold financial performance target is not exceeded.

Other Compensation and Benefits

Named Executive Officers receive additional compensation in the form of vacation, medical, 401(k), and other benefits generally available to all of our full time employees. While we generally do not provide perquisites to our executive officers, certain Named Executive Officers received modest automobile allowances and we paid medical and life insurance premiums on behalf of all of the Named Executive Officers which exceed the premiums paid by us on behalf of our non-executive employees.

Internal Revenue Code Limits on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to public corporations for compensation over $1,000,000 paid for any fiscal year to the corporation's chief executive officer and four other most highly compensated executive officers as of the end of any fiscal year. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met.

The Compensation Committee believes that it is generally in our best interest to attempt to structure performance-based compensation, including stock option grants and annual bonuses, to the Named Executive Officers, each of whom are subject to Section 162(m), in a manner that satisfies the statute's requirements for full tax deductibility for the compensation. However, the Compensation Committee also recognizes the need to retain flexibility to make compensation decisions that may not meet Section 162(m) standards when necessary to enable us to meet our overall objectives, even if we may not deduct all of the compensation. However, because of ambiguities and uncertainties as to the application and interpretation of Section 162(m) and the regulations issued thereunder, no assurance can be given, notwithstanding our efforts, that compensation intended by us to satisfy the requirements for deductibility under Section 162(m) will in fact do so.

Compensation Committee Report

The following Report of the Compensation Committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Members of the Compensation Committee:

Robert J. Cresci
Neil Flanzraich
Jacqueline M. Simkin
A. Marvin Strait, C.P.A.

Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth certain summary information concerning compensation paid or accrued by us to or on behalf of the Named Executive Officers (as defined in the "Compensation Discussion and Analysis" section above) for the fiscal years ended June 30, 2009, 2008 and 2007. We do not have employment agreements with any of the Named Executive Officers.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards	Option Awards[1]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation[2]	Total
Richard C. Pfenniger, Jr., Chairman of the Board, President and Chief Executive Officer	2009	$ 407,519	–	–	$ 210,161	$265,000	–	$ 13,435	$ 896,115
	2008	$ 371,539	–	–	$ 208,907	$300,000	–	$ 15,940	$ 896,386
	2007	$ 346,077	–	–	$ 259,195	–	–	$ 14,312	$ 619,584
Gemma Rosello, Executive Vice President – Operations	2009	$ 242,331	–	–	$ 161,583	$125,000	–	$ 13,821	$ 542,735
	2008	$ 227,942	–	–	$ 158,082	$150,000	–	$ 14,237	$ 550,261
	2007	$ 211,596	–	–	$ 146,004	–	–	$ 13,416	$ 371,016
Fernando L. Fernandez, Senior Vice President-Finance, Chief Financial Officer, Treasurer and Secretary	2009	$ 227,481	–	–	$ 99,577	$125,000	–	$ 15,501	$ 467,559
	2008	$ 212,885	–	–	$ 84,805	$150,000	–	$ 15,940	$ 463,630
	2007	$ 198,038	–	–	$ 273,951	–	–	$ 14,312	$ 486,301
Luis H. Izquierdo, Senior Vice President-Marketing and Business Development	2009	$ 236,115	–	–	$ 60,816	$ 60,000	–	$ 14,479	$ 371,410
	2008	$ 228,923	–	–	$ 65,934	$100,000	–	$ 14,912	$ 409,769
	2007	$ 218,789	–	–	$ 127,883	–	–	$ 11,956	$ 358,628

(1) Represents the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting, of stock option grants, including amounts from awards granted prior to Fiscal 2009. Assumptions used in the calculation of these amounts are included in footnote 7 to our audited financial statements for the fiscal year ended June 30, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 10, 2009. There were no forfeitures during Fiscal 2009. Additional information regarding these stock options awarded to the Named Executive Officers in Fiscal 2009, including the grant date fair value of such stock options, is set forth in the "Grants of Plan-Based Awards – Fiscal 2009" table below.

(2) Includes the amount of the insurance premiums paid by us on behalf of the Named Executive Officers that exceed the insurance premiums paid by us on behalf of our non-executive employees, and also includes car allowances of $6,231 paid to each of Ms. Rosello and Mr. Izquierdo.

Grants of Plan-Based Awards – Fiscal 2009

The following table sets forth certain information concerning grants of awards to the Named Executive Officers pursuant to our non-equity and equity incentive plans in the fiscal year ended June 30, 2009.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[(1)]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options[(2)]	Exercise or Base Price of Option Awards ($ / Sh)	Grant Date Fair Value of Stock and Option Awards[(3)]
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Richard C. Pfenniger, Jr.	9/19/08	–	N/A	N/A	–	–	–	–	175,000	$ 2.38	$ 200,000
Gemma Rosello	9/19/08	–	N/A	N/A	–	–	–	–	100,000	$ 2.38	$ 114,000
Fernando L. Fernandez	9/19/08	–	N/A	N/A	–	–	–	–	100,000	$ 2.38	$ 114,000
Luis H. Izquierdo	9/19/08	–	N/A	N/A	–	–	–	–	50,000	$ 2.38	$ 57,000

(1) Represents the estimated possible payouts of cash awards under our annual incentive plan which is tied to financial performance goals. Our annual incentive plan is more fully described in the "Compensation Discussion and Analysis" section beginning on page 11. No threshold payment is disclosed because no payments would be payable under the annual incentive plan until pre-tax profits exceed the threshold amount. Further, no target amount is provided because no target amounts were established and no maximum amount is presented because this plan does not limit the maximum potential payout. The Compensation Committee determines payouts under our Annual Cash Incentive Program after determining amounts available to be paid out following the end of the fiscal year.

(2) All options are to purchase shares of our common stock granted under our Amended and Restated 2000 Stock Incentive Plan. Each grant vests 25% over the first four years from the date of grant.

(3) Represents the approximate grant date fair value computed in accordance with FAS 123(R).

Outstanding Equity Awards at Fiscal Year-End – 2009

The following table sets forth certain information regarding equity-based awards held by the Named Executive Officers as of June 30, 2009.

	Option Awards				
	Number of Securities Underlying Unexercised Options		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Name	Exercisable	Unexercisable			
Richard C. Pfenniger, Jr.	821,970	–	–	$ 0.66	10/1/13
	150,000	50,000 [1]	–	2.42	12/6/15
	112,500	37,500 [2]	–	2.77	9/12/16
	75,000	75,000 [3]	–	2.51	9/11/17
	43,750	131,250 [4]	–	2.38	9/19/18
Gemma Rosello	100,000	–	–	$ 2.69	5/26/15
	56,250	18,750 [1]	–	2.42	12/6/15
	56,250	18,750 [2]	–	2.77	9/12/16
	37,500	37,500 [3]	–	2.51	9/11/17
	25,000	75,000 [4]	–	2.38	9/19/18
Fernando L. Fernandez	350,000	–	–	$ 1.98	6/14/14
	56,250	18,750 [1]	–	2.42	12/6/15
	37,500	12,500 [2]	–	2.77	9/12/16
	37,500	37,500 [3]	–	2.51	9/11/17
	25,000	75,000 [4]	–	2.38	9/19/18
Luis H. Izquierdo	300,000	–	–	$ 1.51	1/5/14
	56,250	18,750 [1]	–	2.42	12/6/15
	18,750	6,250 [2]	–	2.77	9/12/16
	25,000	25,000 [3]	–	2.51	9/11/17
	12,500	37,500 [4]	–	2.38	9/19/18

(1) Vests in four equal annual installments beginning on December 6, 2006.
(2) Vests in four equal annual installments beginning on September 12, 2007.
(3) Vests in four equal annual installments beginning on September 11, 2008.
(4) Vests in four equal annual installments beginning on September 19, 2009.

Option Exercises and Stock Vested – Fiscal 2009

No stock options were exercised by the Named Executive Officers in the fiscal year ended June 30, 2009.

Potential Payments upon Termination or Change-in-Control

The Named Executive Officers do not have employment agreements with us and are all employed on an "at will" basis. We do not have arrangements with any of our Named Executive Officers providing for additional benefits or payments in connection with a termination of employment, change in job responsibility or change-in-control. Grants of stock options to all employees eligible to receive such grants under our Amended and Restated 2000 Stock Incentive Plan vest immediately in the event of a change in control; therefore, no separate disclosure is presented herein with respect to the acceleration of stock options held by the Named Executive Officers upon a change of control under the terms of this stock incentive plan.

Section 16(a) Beneficial Ownership Reporting Compliance of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), requires our directors and executive officers and persons who own more than ten percent of our outstanding common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock. Such persons are required by SEC regulation to furnish us with copies of all such reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners for the fiscal year ended June 30, 2009 ("Fiscal 2009") were complied with except that each of the following officers did not timely file a Form 4 reflecting one transaction that occurred on September 19, 2008: Richard C. Pfenniger, Jr., Fernando L. Fernandez, Luis H. Izquierdo and Gemma Rosello. The Form 4s were filed by these officers on October 20, 2008.

APPROVAL OF ADOPTION OF AMENDED AND RESTATED 2000 STOCK OPTION PLAN (Proposal No. 2)

In 2000, Continucare's shareholders approved Continucare's Amended and Restated 2000 Stock Option Plan (the "Plan"), which plan was amended in 2004, 2005 and 2006. At the annual meeting, Continucare is asking shareholders to approve an amendment to the Plan to increase the aggregate number of shares of common stock authorized for issuance pursuant to the Plan from 9,000,000 to 13,000,000 and to extend the expiration date of the Plan from 2010 to 2020. The Board of Directors and the Compensation Committee of the Board of Directors each approved the amendments to the Plan on November 4, 2009.

A copy of the Plan, as amended, is attached to this proxy statement as Appendix A. The copy of the Plan attached to this proxy statement has been marked to reflect the proposed amendment.

Background and Purpose

The Plan was originally authorized by the Board of Directors on July 17, 2000 and was approved by Continucare's shareholders at the 2000 Annual Meeting of Shareholders. The Plan was subsequently amended in 2004, 2005 and 2006. The following summary is qualified in its entirety by reference to the Plan attached this proxy statement.

The purpose of the Plan is to provide an additional incentive to attract and retain qualified competent persons who provide services, and upon whose efforts and judgment Continucare's success is largely dependent. Currently, the Plan authorizes, among other things, the granting of incentive or nonqualified stock options to purchase Continucare's common stock (collectively, "Options") and the granting of Restricted Stock Awards ("Restricted Stock Awards") to persons selected by the administrators of the Plan from the class of all of Continucare's regular employees, including officers who are regular employees and directors, independent contractors, consultants and non-employee directors ("Eligible Recipients").

Administration of the Plan

The Plan provides that it shall be administered by Continucare's Board of Directors or by a committee appointed by the Board of Directors which shall be composed of two or more directors all of whom shall be "outside directors" (as defined in the Plan) in compliance with Section 162(m) of the tax code. The Board has selected the Compensation Committee of the Board of Directors to administer the Plan.

The Compensation Committee or the Board of Directors, in its sole discretion, determines the persons to be awarded the Options or Restricted Stock Awards, the number of shares subject thereto, in the case of Options, the exercise price and other terms thereof. In addition, the Compensation Committee or the Board of Directors has full power and authority to construe and interpret the Plan, and the acts of the Compensation Committee or the Board of Directors are final, conclusive and binding on all interested parties, including Continucare's shareholders, officers and employees, recipients of grants under the Plan, and all persons or entities claiming by or through such persons.

An aggregate of 9,000,000 shares of common stock are currently reserved for issuance upon the exercise of options granted under the Plan, which amount will be increased to 13,000,000 if the amendment and restatement of the Plan is approved. As of December 21, 2009, an aggregate of 365,917 shares of common stock remained available for grant under the Plan. Continucare's shareholders will not have any preemptive rights to purchase or subscribe for any common stock by reason of the reservation and issuance of common stock under the Plan. Shares subject to Restricted Stock Awards and Option grants under the Plan which expire or are terminated, forfeited or cancelled without having been exercised or vested in full, shall be available for further grant under the Plan.

Certain Terms and Conditions

Limitations on Awards

The aggregate number of shares that may be issued to under the Plan will not exceed Thirteen Million (13,000,000). A maximum of Thirteen Million (13,000,000) of such shares may be subject to grants of incentive stock options. A maximum of four million (4,000,000) of shares may be issued in connection with awards, other than stock options and stock appreciation rights that are settled in common stock. A maximum of One Million (1,000,000) shares may be subject to grants of stock options to any one person during any one fiscal year. A maximum of One Million (1,000,000) shares may be subject to grants of restricted stock awards to any one person during any one fiscal year.

Stock Options

All Options granted under the Plan must be evidenced by a written agreement between Continucare and the grantee. The agreement will contain such terms and conditions as the Compensation Committee or the Board of Directors shall prescribe, consistent with the Plan, including, without limitation, the exercise price, term and any restrictions on the exercisability of the Options granted.

For any Option granted under the Plan, the exercise price per share of common stock may not be less than the "Fair Market Value" of the common stock on the date such Option is granted. For purposes of the Plan, the "Fair Market Value" on any date of reference is deemed to be the closing price of the common stock on such date or if such date is not a business day, on the next business day following such date, unless the Compensation Committee or the Board of Directors in its sole discretion determines otherwise in a fair and uniform manner. For this purpose, the closing price of common stock on any business day is (i) if the common stock is listed or admitted for trading on any United States national securities exchange, or if actual transactions are otherwise reported on a consolidated transaction reporting system, the last reported sale price of common stock on such exchange or reporting system, as reported in any newspaper of general circulation; or (ii) if clause (i) is not applicable, the mean between the high bid and low asked quotations for common stock as reported by Pink OTC Markets, Inc. if at least two securities dealers have inserted both bid and asked quotations for common stock on at least five of the 10 preceding days. If neither (i) or (ii) above is applicable, then "Fair Market Value" shall be determined by the Compensation Committee or the Board of Directors in a fair and uniform manner.

The Compensation Committee or the Board of Directors may permit the exercise price of an Option to be paid for in cash, by certified or official bank check or personal check, by money order, with already owned shares of common stock that have been held by the optionee for at least six months (or such other shares as Continucare determines will not cause Continucare to recognize for financial accounting purposes a charge for compensation expense), the withholding of shares of common stock issuable upon exercise of the Option, by delivery of a properly executed exercise notice together with such documentation as shall be required by the Compensation Committee or the Board of Directors (or, if applicable, the broker) to effect a cashless exercise, or a combination of the above. If paid in whole or in part with shares of already owned common stock, the value of the shares surrendered is deemed to be their Fair Market Value on the date the Option is exercised. The Plan also authorizes Continucare to lend money to an optionee, guarantee a loan to an optionee, or otherwise assist an optionee to obtain the cash necessary to exercise all or a portion of the Option granted thereunder or to pay any tax liability of the optionee attributable to such exercise. If the exercise price is paid in whole or part with the optionee's promissory note, such note shall (i) provide for full recourse to the maker, (ii) be collateralized by the pledge of the share that the optionee purchases upon exercise of such Option, (iii) bear interest at the prime rate of Continucare's principal lender or such other rates as the Compensation Committee or the Board of Directors, as the case may be, shall determine, and (iv) contain

such other terms as the Compensation Committee or the Board of Directors in its sole discretion shall reasonably require. Consistent with the Sarbanes-Oxley Act of 2002 Directors and executive officers of Continucare may not finance the exercise of Options through a loan from Continucare, nor will Continucare guarantee a loan to or facilitate a loan to any of its directors or executive officers.

The use of already owned shares of common stock applies to payment for the exercise of an Option in a single transaction and to the "pyramiding" of already owned shares in successive, simultaneous Option exercises. In general, pyramiding permits an Option holder to start with as little as one share of common stock and exercise an entire Option to the extent then exercisable (no matter what the number of shares subject thereto). By utilizing already owned shares of common stock, no cash (except for fractional share adjustments) is needed to exercise an Option. Consequently, the optionee would receive common stock equal in value to the spread between the fair market value of the shares subject to the Option and the exercise price of such Option.

No Incentive Stock Option, and unless the prior written consent of the Compensation Committee or the Board of Directors is obtained (which consent may be withheld for any reason) and the transaction does not violate the requirements of Rule 16b-3 of the Exchange Act, no non-qualified stock option granted under the Plan is assignable or transferable, other than by will or by the laws of descent and distribution. During the lifetime of an optionee, an Option is exercisable only by him or her, or in the case of a non-qualified stock option, by his or her permitted assignee. The expiration date of an Option under Plan will be determined by the committee or the Board of Directors at the time of grant, but in no event may such an Option be exercisable after 10 years from the date of grant. An Option may be exercised at any time or from time to time or only after a period of time in installments, as the Compensation Committee or the Board of Directors determines. The Compensation Committee or the Board of Directors may, in its sole discretion, accelerate the date on which any Option may be exercised. Each outstanding Option granted under the Plan may become immediately fully exercisable in the event of certain transactions, including certain changes in control, certain mergers and reorganizations, and certain dispositions of substantially all of Continucare's assets.

Unless otherwise provided in the Option agreement, the unexercised portion of any Option granted under the Plan shall automatically be terminated (a) three months after the date on which the optionee's employment or service is terminated for any reason other than (i) Cause (as defined in the Plan), (ii) mental or physical disability, or (iii) death; (b) immediately upon the termination of the optionee's employment or service for Cause; (c) one year after the date on which the optionee's employment or service is terminated by reason of mental or physical disability; or (d) one year after the date on which the optionee's death if death occurs of, if later, three months after the death if the death occurs following the termination of the optionee's employment by reason of mental or physical disability.

To prevent dilutions of the rights of a holder of an Option, the Plan provides for appropriate adjustment of the number of share for which Options may be granted, the number of shares subject to outstanding Options and the exercise price of outstanding Options, in the event of any increase or decrease in the number of issued and outstanding shares of Continucare's capital stock resulting from a stock dividend, a recapitalization or other capital adjustment. The Compensation Committee or the Board of Directors has discretion to make appropriate antidilution adjustments to outstanding Options in the event of a merger, consolidation or other reorganization of or a sale or other disposition of substantially all of Continucare's assets.

Restricted Stock Awards

The Compensation Committee or the Board of Directors may, in its discretion, grant Restricted Stock Awards to Eligible Recipients. The Compensation Committee or the Board of Directors will determine at the time of the grant whether the Restricted Stock Award is a performance-based Restricted Stock Award, the number of shares of common stock subject to an award, the vesting schedule applicable to the award and may, in its discretion, establish other terms and conditions applicable to the award.

As a general rule, shares of the common stock that are subject to a Restricted Stock Award will be held by the Compensation Committee or the Board of Directors for the benefit of the award recipient until vested and, when vested, will be transferred to the award recipient. Unless the Compensation Committee or the Board of Directors determines otherwise with respect to any Restricted Stock Award, before the shares subject to a Restricted Stock

Award are vested and transferred to the award recipient, the Compensation Committee or the Board of Directors will exercise any voting or tender rights in its discretion and hold and accumulate any dividends or distributions for distribution at the same time and terms as the underlying shares. In the alternative, the Compensation Committee or the Board of Directors may authorize the immediate distribution of the restricted shares to the award recipient in the form of a stock certificate bearing a legend containing the applicable vesting restrictions or the immediate distribution of dividends paid on the underlying shares.

All Restricted Stock Awards will be subject to a vesting schedule specified by the Compensation Committee or the Board of Directors when the award is made. All awards that are unvested at termination of employment will be forfeited, with the award recipient receiving a refund equal to the lesser of the fair market value of the unvested shares at termination of employment or the amount (if any) paid when the award was made.

At the time of grant of Restricted Stock Awards, the Compensation Committee or the Board of Directors may designate a Restricted Stock Award as a performance-based Restricted Stock Award. If it does so, it shall establish, in addition to or in lieu of service-based vesting requirements, one or more performance goals, which must be attained as a condition of retention of the shares. The performance goal(s) shall be based on one or more of the following:

- earnings per share;
- net income;
- EBITDA;
- return on equity;
- return on assets;
- stock price;
- strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, goals relating to acquisitions or divestitures, revenue targets or business development goals; and
- any other performance criteria established by the compensation committee.

Performance goals may be established on the basis of reported earnings or cash earnings, and consolidated results or individual business units and may, in the discretion of the Compensation Committee or the Board of Directors, include or exclude extraordinary items and/or the results of discontinued operations. Each performance goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company (or individual business units) and/or the past or current performance of other companies. Attainment of the performance goals will be measured over a performance measurement period specified by the administrative committee when the award is made.

The Compensation Committee or the Board of Directors will determine in its discretion whether the award recipient has attained the goals. If they have been attained, the Compensation Committee or the Board of Directors will certify that fact in writing. If the performance goals are not satisfied during the performance measurement period, the relevant awards will be forfeited. If the performance goals and any service-based vesting schedule are satisfied, the award will be distributed (or any vesting-related legend removed from any stock certificates previously delivered to the award recipient).

Termination and Amendment

The Plan will expire on February 9, 2020 and any Option outstanding on such date will remain outstanding until it expires or is exercised. The Compensation Committee or the Board of Directors may amend, suspend or terminate the Plan or any Option at any time, provided that such amendment shall be subject to the approval of the shareholders if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or to comply with Section 162(m) of the tax code) or the rules of any stock exchange or automated quotation system on which the common stock may then be listed or granted. Under the rules of the AMEX, shareholder approval is required for any material amendment of the Plan. In addition, no amendment, suspension or termination shall substantially impair the rights or benefits of any optionee or award recipient,

pursuant to any Option or Restricted Stock Award previously granted, without the consent of the optionee or award recipient, as the case may be.

Federal Income Tax Consequences of Options and Restricted Stock Awards

The Plan is not qualified under the provisions of Section 401(a) of the tax code, and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Nonqualified Stock Options. On exercise of a nonqualified stock option granted under the Plan, an optionee will recognize ordinary income equal to the excess, if any, of the fair market value on the date of exercise of the shares of common stock acquired on exercise of the Option over the exercise price. If the optionee is one of Continucare's employees, that income will be subject to the withholding of Federal income tax. The optionee's tax basis in those shares will be equal to their fair market value on the date of exercise of the Option, and his holding period for those shares will begin on that date.

If an optionee pays for shares of common stock on exercise of an Option by delivering shares of Continucare's common stock, the optionee will not recognize gain or loss on the shares delivered, even if their fair market value at the time of exercise differs from the optionee's tax basis in them. The optionee, however, otherwise will be taxed on the exercise of the Option in the manner described above as if he had paid the exercise price in cash. If a separate identifiable stock certificate is issued for that number of shares equal to the number of shares delivered on exercise of the Option, the optionee's tax basis in the shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares represented by that certificate will be equal to his tax basis in the shares delivered, and his holding period for those shares will include his holding period for the shares delivered. The optionee's tax basis and holding period for the additional shares received on exercise of the Option will be the same as if the optionee had exercised the Option solely in exchange for cash.

We will be entitled to a deduction for Federal income tax purposes equal to the amount of ordinary income taxable to the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or Continucare timely satisfies Continucare's reporting requirements with respect to that amount.

Incentive Stock Options. The Plan provides for the grant of stock options that qualify as "incentive stock Options" as defined in Section 422 of the tax code. Under the tax code, an optionee generally is not subject to tax upon the grant or exercise of an incentive stock option. In addition, if the optionee holds a share received on exercise of an incentive stock option for at least two years from the date the Option was granted and at least one year from the date the Option was exercised (the "Required Holding Period"), the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the holder's tax basis in that share will be long-term capital gain or loss.

If, however, an optionee disposes of a share acquired on exercise of an incentive stock option before the end of the Required Holding Period (a "Disqualifying Disposition"), the optionee generally will recognize ordinary income in the year of the Disqualifying Disposition equal to the excess, if any, of the fair market value of the share on the date the incentive stock option was exercised over the exercise price. If, however, the Disqualifying Disposition is a sale or exchange on which a loss, if realized, would be recognized for Federal income tax purposes, and if the sales proceeds are less than the fair market value of the share on the date of exercise of the Option, the amount of ordinary income recognized by the optionee will not exceed the gain, if any, realized on the sale. If the amount realized on a Disqualifying Disposition exceeds the fair market value of the share on the date of exercise of the Option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year.

An optionee who exercises an incentive stock option by delivering shares of common stock acquired previously pursuant to the exercise of an incentive stock option before the expiration of the Required Holding Period for those shares is treated as making a Disqualifying Disposition of those shares. This rule prevents "pyramiding" the exercise of an incentive stock option (that is, exercising an incentive stock option for one share and using that share, and others so acquired, to exercise successive incentive stock options) without the imposition of current income tax.

For purposes of the alternative minimum tax, the amount by which the fair market value of a share of common stock acquired on exercise of an incentive stock option exceeds the exercise price of that Option generally will be an adjustment included in the optionee's alternative minimum taxable income for the year in which the Option is exercised. If, however, there is a Disqualifying Disposition of the share in the year in which the Option is exercised, there will be no adjustment with respect to that share. If there is a Disqualifying Disposition in a later year, no income with respect to the Disqualifying Disposition is included in the optionee's alternative minimum taxable income for that year. In computing alternative minimum taxable income, the tax basis of a share acquired on exercise of an incentive stock option is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the Option was exercised.

We are not allowed an income tax deduction with respect to the grant or exercise of an incentive stock option or the disposition of a share acquired on exercise of an incentive stock option after the Required Holding Period. However, if there is a Disqualifying Disposition of a share, Continucare is allowed a deduction in an amount equal to the ordinary income included in income by the optionee, provided that amount constitutes an ordinary and necessary business expense for us and is reasonable in amount, and either the employee includes that amount in income or Continucare timely satisfies Continucare's reporting requirements with respect to that amount.

Restricted Stock Awards. The grant of Restricted Stock Awards under the Plan will not result in federal income tax consequences to either Continucare or the award recipient. Once the award is vested and the shares subject to the award are distributed, the award recipient will generally be required to include in ordinary income, for the taxable year in which the vesting date occurs, an amount equal to the fair market value of the shares on the vesting date. Continucare will generally be allowed to claim a deduction, for compensation expense, in a like amount. If dividends are paid on unvested shares held under the plan, such dividend amounts will also be included in the ordinary income of the recipient Continucare will generally be allowed to claim a deduction for compensation expense for this amount as well.

In certain cases, a recipient of a Restricted Stock Award that is not a performance-based Restricted Stock Award may elect to include the value of the shares subject to a Restricted Stock Award in income for federal income tax purposes when the award is made instead of when it vests.

Section 162 Limitations. Section 162(m) of the tax code, generally disallows a public company's tax deduction for compensation to covered employees in excess of $1 million in any tax year. Compensation that qualifies as "performance-based compensation" is excluded from the $1 million deductibility cap, and therefore remains fully deductible by the company that pays it. Continucare intends that Options granted to employees whom the committee expects to be covered employees at the time a deduction arises in connection with such Options, will qualify as such "performance-based compensation," so that such Options will not be subject to the Section 162(m) deductibility cap of $1 million. Future changes in Section 162(m) or the regulations thereunder may adversely affect Continucare's ability to ensure that Options or Restricted Stock Awards under the employee plan will qualify as "performance-based compensation" that is fully deductible by Continucare under Section 162(m).

Importance of Consulting Tax Adviser. The information set forth above is a summary only and does not purport to be complete. In addition, the information is based upon current Federal income tax rules and therefore is subject to change when those rules change. Moreover, because the tax consequences to any optionee or award recipient may depend on his particular situation, each optionee or award recipient should consult his tax adviser as to the Federal, state, local and other tax consequences of the grant or exercise of an Option, the grant of a Restricted Stock Award or the disposition of the common stock acquired on exercise of an Option or subject to the Restricted Stock Award.

Option Grants and Restricted Stock Awards Under the Plan

As of December 21, 2009, nonqualified stock options to purchase an aggregate of 7,953,278 shares have been granted to 125 employees under the Plan and incentive stock options to purchase an aggregate of 680,805 shares have been granted to one employee under the Plan. The options were granted at exercise prices ranging from $0.35 to $3.57, in all cases the exercise price was equal to the closing price of Continucare's common stock on the date of grant. As of the date of this proxy statement, 365,917 shares remain available for grant under the Plan.

The Board of Directors believes that the options granted under the Plan have been and future option and Restricted Stock Awards will be awarded primarily to those persons who the Compensation Committee believes possess a capacity to contribute significantly to the successful performance of Continucare. Because persons to whom grants of options and Restricted Stock Awards are to be made are to be determined from time to time by the Compensation Committee or the Board of Directors, it is impossible at this time to indicate the precise number, name or positions of persons who will hereafter receive options or Restricted Stock Awards or the number of shares for which options or Restricted Stock Awards will be granted except to the extent already granted or which will be the subject of restricted stock awards.

In addition to the Plan, Continucare also currently maintains the 1995 Plan. The 1995 Plan expired on December 31, 2005, however, options granted under the 1995 Plan prior to that date will remain outstanding and exercisable in accordance with their terms after that date, until such options are exercised, terminated or expired.

Vote Required and Recommendation

The Board of Directors recommends a vote in favor of the amendment and extension of the Plan. The amendment and extension of the Plan will be approved if a majority of the votes cast at the Annual Meeting vote in favor of the amendment and extension of the Plan.

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

(Proposal No. 3)

The Audit Committee of the Board of Directors has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010. Ernst & Young LLP served as our independent registered public accounting firm in Fiscal 2009 and Fiscal 2008.

Fees to Independent Registered Public Accounting Firm

The following table presents fees for professional services rendered by Ernst & Young LLP, our independent registered public accounting firm, for the audit of our annual financial statements, fees for audit-related services, tax services and all other services.

	Fiscal 2009	Fiscal 2008
Audit fees (a)	$ 847,936	$ 926,255
Audit related fees (b)	–	–
Tax fees (c)	24,000	24,000
All other fees (d)	–	–
	$ 871,936	$ 950,255

(a) Audit fees consist of fees associated with the annual audit and the audit of internal control over financial reporting, and the reviews of the quarterly reports on Form 10-Q.

(b) No audit related fees were incurred in Fiscal 2009 and 2008.

(c) Tax fees consist of services provided for tax compliance.

(d) No other fees were incurred in Fiscal 2009 and 2008.

All audit related services, tax services and other services were pre-approved by our Audit Committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. Our Audit Committee must review and pre-approve both audit and permitted non-audit services provided by the independent registered public accounting firm and shall not engage the independent registered public accounting firm to perform any non-audit services prohibited by law or regulation. At each Audit Committee meeting, our Audit Committee receives updates on the services actually provided by the independent registered public accounting firm, and management may present additional services for pre-approval. Our Audit Committee has delegated to the Chairman of the Audit Committee the authority to evaluate and approve engagements on behalf of the Audit Committee in the event that a need arises for pre-approval between regular Audit Committee meetings. If the Chairman so approves any such engagements, he will report that approval to the full Audit Committee at the next Audit Committee meeting.

Each year, the independent registered public accounting firm's retention to audit our financial statements, including the associated fee, is approved by our Audit Committee before the filing of the preceding year's Annual Report on Form 10-K.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he desires and will be available to respond to appropriate questions from shareholders.

Vote Required and Recommendation

The Board of Directors recommends a vote in favor of the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending June 30, 2010. The appointment of Ernst & Young as our independent registered public accounting firm will be ratified if the votes cast favoring the ratification exceed the votes cast opposing the ratification.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

Audit Committee Report

The Audit Committee of the Board of Directors is responsible for, among other things, monitoring:

- the integrity of our financial statements;
- our system of internal controls; and
- the independence, qualifications and performance of our independent registered public accounting firm.

Our management is responsible for the preparation, presentation and integrity of our financial statements, and our accounting and financial reporting process, including the system of internal control, and procedures to assure compliance with applicable accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for expressing an opinion on the effectiveness of our internal control over financial reporting. The Audit Committee's responsibility is to independently monitor and review these processes and to review and discuss management's report on our internal control over financial reporting. However, the Audit Committee must rely, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm. Accordingly, although the Audit Committee consults with and discusses these matters and its

questions and concerns with management and our independent registered public accounting firm, its oversight cannot provide an independent basis to assure that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures consistent with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions cannot assure that the integrated audit of our financial statements and internal control over financial reporting has been carried out in accordance with Public Company Accounting Oversight Board ("PCAOB") standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that our registered public accounting firm is in fact "independent."

In this context, the Audit Committee held six meetings during Fiscal 2009. The meetings were designed, among other things, to facilitate and encourage communication among the Audit Committee, management, and our independent registered public accounting firm, Ernst & Young LLP. The Audit Committee discussed with our independent registered public accounting firm, with and without management present, the results of their examinations and their evaluations of our financial statements and internal control over financial reporting.

The Audit Committee also discussed with the independent registered public accounting firm those matters required to be discussed under the rules adopted by the PCAOB, including the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended. The Audit Committee received and discussed with the independent registered public accounting firm their annual written report on their independence from us and our management, as required by the PCAOB rules. The Audit Committee's discussions also included a discussion of the background and experience of the Ernst & Young LLP audit team assigned to us and the quality control procedures established by Ernst & Young LLP.

Ernst & Young LLP has provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent registered public accounting firm their independence from us. When considering Ernst & Young LLP's independence, the Audit Committee considered whether their provision of services to us beyond those rendered in connection with their integrated audit and quarterly review work was compatible with maintaining their independence. The Audit Committee also reviewed, among other things, the nature of the non-audit services provided and the amount of fees paid to Ernst & Young LLP for their audit and non-audit services, both separately and in the aggregate.

Based on the Audit Committee's review and its meetings, discussions and reports, and subject to the limitations on its role and responsibilities referred to above and in the Audit Committee Charter, the Audit Committee recommended to the Board of Directors that our audited financial statements for the year ended June 30, 2009 be included in our Annual Report on Form 10-K.

Submitted by the Members of the Audit Committee:

Robert J. Cresci
Neil Flanzraich
Jacqueline Simkin
A. Marvin Strait, C.P.A., Chairman

OTHER BUSINESS

As of the date of this proxy statement, the Board of Directors knows of no other business to be presented at the Annual Meeting. If any other business should properly come before the Annual Meeting, the persons named in the accompanying proxy will vote thereon as in their discretion they may deem appropriate, unless they are directed by a proxy to do otherwise.

SHAREHOLDER PROPOSALS

Shareholders interested in presenting a proposal for consideration at our next annual meeting of shareholders may do so by following the procedures prescribed in Rule 14a-8 promulgated by the Exchange Act and in our Amended and Restated Bylaws. To be eligible for inclusion in our proxy statement and form of proxy relating to that meeting, shareholder proposals must be received by our Secretary no later than October 10, 2010 and no earlier than September 10, 2010. For business to be properly brought before an annual meeting by a shareholder, the shareholder must provide timely notice as prescribed in the Amended and Restated Bylaws and as summarized above.

By Order of the Board of Directors,

Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer,
Treasurer and Secretary

Miami, Florida
January 8, 2010

Appendix A

CONTINUCARE CORPORATION

AMENDED AND RESTATED 2000 STOCK INCENTIVE PLAN

(As amended ~~on March 2, 2007)~~ and restated on November 4, 2009)

1. PURPOSE. The purpose of this Plan is to advance the interests of CONTINUCARE CORPORATION, a Florida corporation (the "Company"), and its Subsidiaries by providing an additional incentive to attract and retain qualified and competent persons who provide services to the Company and its Subsidiaries, and upon whose efforts and judgment the success of the Company and its Subsidiaries is largely dependent, through the encouragement of stock ownership in the Company by such persons.

2. DEFINITIONS. As used herein, the following terms shall have the meanings indicated:

(a) "Award Notice" shall mean, with respect to a particular Restricted Stock Award, a written instrument signed by the Company and the recipient of the Restricted Stock Award evidencing the Restricted Stock Award and establishing the terms and conditions thereof.

(b) "Award Recipient" shall mean the recipient of a Restricted Stock Award.

(c) "Beneficiary" shall mean the Person designated by an Award Recipient to receive any Shares subject to a Restricted Stock Award made to such Award Recipient that become distributable following the Award Recipient's death.

(d) "Board" shall mean the Board of Directors of the Company.

(e) "Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.

(f) "Committee" shall mean the committee appointed by the Board pursuant to Section 9(a) hereof, or, if such committee is not appointed, the Board.

(g) "Common Stock" shall mean the Company's Common Stock, par value $.0001 per share.

(h) "Company" shall mean Continucare Corporation, a Florida corporation, and its successors or assigns.

(i) "Director" shall mean a member of the Board.

(j) "EBITDA" shall mean the Company's earning for the relevant period prior to deductions for income tax expense, depreciation and amortization.

(k) "Effective Date" shall mean ~~July 17, 2000.~~**the date that this amended and restated Plan is approved by the shareholders of the Company.**

(l) "Fair Market Value" of a Share on any date of reference shall mean the "Closing Price" (as defined below) of the Common Stock on the date of grant, or if the date of grant is not a business day, on the next business day following the date of grant, unless the Committee or the Board in its sole discretion shall determine otherwise in a fair and uniform manner. For the purpose of determining

Fair Market Value, the "Closing Price" of the Common Stock on any business day shall be (i) if the Common Stock is listed or admitted for trading on any United States national securities exchange, or if actual transactions are otherwise reported on a consolidated transaction reporting system, the last reported sale price of Common Stock on such exchange or reporting system, as reported in any newspaper of general circulation, **or** (ii) if ~~the Common Stock is quoted on the American Stock Exchange ("AMEX"), or any similar system of automated dissemination of quotations of securities prices in common use, the last reported sale price of Common Stock on such system or, if sales prices are not reported, the mean between the closing high bid and low asked quotations for such day of Common Stock on such system, as reported in any newspaper of general circulation or (iii) if neither clause (i) or (ii~~**clause (i**) is **not** applicable, the mean between the high bid and low asked quotations for the Common Stock as reported by the ~~National Quotation Bureau, Incorporated~~**Pink OTC Markets Inc.** if at least two securities dealers have inserted both bid and asked quotations for Common Stock on at least five of the ten preceding days. If neither (i)~~,~~ **or** (ii~~), or (iii~~) above is applicable, then Fair Market Value shall be determined by the Committee or the Board in a fair and uniform manner.

(m) "Incentive Stock Option" shall mean an incentive stock option as defined in Section 422 of the Code.

(n) "Non-Qualified Stock Option" shall mean an Option that is not an Incentive Stock Option.

(o) "Officer" shall mean the Company's Chairman of the Board, President, Chief Executive Officer, principal financial officer, principal accounting officer, any vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Officers of Subsidiaries shall be deemed Officers of the Company if they perform such policy-making functions for the Company. As used in this paragraph, the phrase "policy-making function" does not include policy-making functions that are not significant. If pursuant to Item 401(b) of Regulation S-K (17 C.F.R. § 229.401(b)) the Company identifies a person as an "executive officer," the person so identified shall be deemed an "Officer" even though such person may not otherwise be an "Officer" pursuant to the foregoing provisions of this paragraph.

(p) "Option" (when capitalized) shall mean any option granted under this Plan.

(q) "Option Agreement" means the agreement between the Company and the Optionee for the grant of an option.

(r) "Optionee" shall mean a person to whom a stock option is granted under this Plan or any person who succeeds to the rights of such person under this Plan by reason of the death of such person.

(s) "Outside Director" shall mean a member of the Board who qualifies as an "outside director" under Section 162(m) of the Code and the regulations thereunder and as a "Non-Employee Director" under Rule 16b-3 promulgated under the Securities Exchange Act.

(t) "Performance-Based Restricted Stock Award" shall mean a Restricted Stock Award to which Section 5(c) is applicable.

(u) "Performance Goal" shall mean, with respect to any Performance-Based Restricted Stock Award, the performance goal(s) established pursuant to Section 5(c)(i), the attainment of which is a condition of vesting of the Performance-Based Restricted Stock Award.

(v) "Performance Measurement Period" shall mean, with respect to any Performance Goal, the period of time over which attainment of the Performance Goal is measured.

(w) "Person" shall mean an individual, a corporation, a partnership, a limited liability company, an association, a joint-stock company, a trust, an estate, an unincorporated organization and any other business organization or institution.

(x) "Plan" shall mean this Amended and Restated 2000 Stock Incentive Plan for the Company.

(y) "Securities Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

(z) "Share" shall mean a share of Common Stock.

(aa) "Subsidiary" shall mean any corporation (other than the Company) in any unbroken chain of corporations beginning with the Company if, at the time of the granting of the Option or Restricted Stock Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing 50 percent or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

3. SHARES AVAILABLE FOR OPTION GRANTS.

(a) The Committee or the Board may grant to any Award Recipient(s) or Optionee(s) from time to time Restricted Stock Awards for, or Options to purchase, an aggregate of up to ~~Nine~~**Thirteen** Million (~~9,000,000~~**13,000,000**) Shares from the Company's authorized and unissued Shares. If any Restricted Stock Award or Option granted under the Plan shall terminate, expire, or be canceled or surrendered as to any Shares, new Restricted Stock Awards or Options may thereafter be granted covering such Shares.

(b) **The granting of Options and Restricted Stock Awards under this Plan shall be subject to the following limitations:**

(i) **With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of Thirteen Million (13,000,000) of such shares may be subject to grants of Incentive Stock Options;**

(ii) **With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of Four Million (4,000,000) of such shares may be issued in connection with Awards, other than Stock Options and Stock Appreciation Rights, that are settled in Common Stock;**

(iii) **With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of One Million (1,000,000) of such shares may be subject to grants of Options to any one individual during any one fiscal year; and**

(iv) **With respect to the shares of Common Stock reserved pursuant to this Section, a maximum of One Million (1,000,000) of such shares may be subject to grants of Restricted Stock Awards to any one individual during any one fiscal year.**

4. OPTIONS.

(a) Incentive and Non-Qualified Options.

(i) An Option granted hereunder shall be either an Incentive Stock Option or a Non-Qualified Stock Option as determined by the Committee or the Board at the time of grant of the Option and shall clearly state whether it is an Incentive Stock Option or a Non-Qualified Stock Option. All Incentive Stock Options shall be granted within 10 years from the ~~effective date~~**Effective Date** of this Plan. Incentive Stock Options may not be granted to any person who is not an employee of the Company or any Subsidiary.

(ii) Options otherwise qualifying as Incentive Stock Options hereunder will not be treated as Incentive Stock Options to the extent that the aggregate fair market value (determined at the time the Option is granted) of the Shares, with respect to which Options meeting the requirements of Section 422(b) of the Code are exercisable for the first time by any individual during any calendar year (under all plans of the Company and its parent and subsidiary corporations as defined in Section 424 of the Code), exceeds $100,000.

(b) Conditions for Grant of Options.

(i) Each Option shall be evidenced by an Option Agreement that may contain any term deemed necessary or desirable by the Committee or the Board, provided such terms are not inconsistent with this Plan or any applicable law. Optionees shall be (i) those persons selected by the Committee or the Board from the class of all regular employees of, or persons who provide consulting or other services as independent contractors to, the Company or its Subsidiaries, including Directors and Officers who are regular employees, and (ii) Directors who are not employees of the Company or of any Subsidiaries.

(ii) In granting Options, the Committee or the Board shall take into consideration the contribution the person has made to the success of the Company or its Subsidiaries and such other factors as the Committee or the Board shall determine. The Committee or the Board shall also have the authority to consult with and receive recommendations from officers and other personnel of the Company and its Subsidiaries with regard to these matters. The Committee or the Board may from time to time in granting Options under the Plan prescribe such other terms and conditions concerning such Options as it deems appropriate, including, without limitation, (i) prescribing the date or dates on which the Option becomes exercisable, (ii) providing that the Option rights accrue or become exercisable in installments over a period of years, or upon the attainment of stated goals or both, or (iii) relating an Option to the continued employment of the Optionee for a specified period of time, provided that such terms and conditions are not more favorable to an Optionee than those expressly permitted herein.

(iii) The Options granted to employees under this Plan shall be in addition to regular salaries, pension, life insurance or other benefits related to their employment with the Company or its Subsidiaries. Neither the Plan nor any Option granted under the Plan shall confer upon any person any right to employment or continuance of employment by the Company or its Subsidiaries.

(iv) Notwithstanding any other provision of this Plan, an Incentive Stock Option shall not be granted to any person owning directly or indirectly (through attribution under

Section 424(d) of the Code) at the date of grant, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or of its parent or subsidiary corporation (as defined in Section 424 of the Code) at the date of grant) unless the option price of such Option is at least 110% of the Fair Market Value of the Shares subject to such Option on the date the Option is granted, and such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted.

(c) Option Price. The option price per Share of any Option shall be any price determined by the Committee or the Board but shall not be less than the ~~par value~~**Fair Market Value** per Share; provided, however, that in no event shall the option price per Share of any Incentive Stock Option be less than the Fair Market Value of the Shares underlying such Option on the date such Option is granted.

(d) Exercise of Options. An Option shall be deemed exercised when (i) the Company has received written notice of such exercise in accordance with the terms of the Option, (ii) full payment of the aggregate option price of the Shares as to which the Option is exercised has been made, and (iii) arrangements that are satisfactory to the Committee or the Board in its sole discretion have been made for the Optionee's payment to the Company of the amount that is necessary for the Company or Subsidiary employing the Optionee to withhold in accordance with applicable Federal or state tax withholding requirements. The consideration to be paid for the Shares to be issued upon exercise of an Option as well as the method of payment of the exercise price and of any withholding and employment taxes applicable thereto, shall be determined by the Committee or the Board and may in the discretion of the Committee or the Board consist of: (1) cash, (2) certified or official bank check, (3) money order, (4) Shares that have been held by the Optionee for at least six (6) months (or such other Shares as the Company determines will not cause the Company to recognize for financial accounting purposes a charge for compensation expense), (5) the withholding of Shares issuable upon exercise of the Option, (6) pursuant to a "cashless exercise" procedure, by delivery of a properly executed exercise notice together with such other documentation, and subject to such guidelines, as the Board or the Committee shall require to effect an exercise of the Option and delivery to the Company by a licensed broker acceptable to the Company of proceeds from the sale of Shares or a margin loan sufficient to pay the exercise price and any applicable income or employment taxes, or (7) in such other consideration as the Committee or the Board deems appropriate, or by a combination of the above. In the case of an Incentive Stock Option, the permissible methods of payment shall be specified at the time the Option is granted. The Committee or the Board in its sole discretion may accept a personal check in full or partial payment of any Shares. If the exercise price is paid, and/or the Optionee's tax withholding obligation is satisfied, in whole or in part with Shares, or through the withholding of Shares issuable upon exercise of the Option, the value of the Shares surrendered or withheld shall be their Fair Market Value on the date the Option is exercised. The Committee or the Board in its sole discretion may, on an individual basis or pursuant to a general program established in connection with this Plan, cause the Company to lend money to an Optionee (other than a Director or Executive Officer of the Company (each within the meaning of Section 402(a) of the Sarbanes-Oxley Act of 2002, as amended))(each a "Prohibited Optionee"), guarantee a loan to an Optionee (other than a Prohibited Optionee), or otherwise assist an Optionee (other than a Prohibited Optionee) to obtain the cash necessary to exercise all or a portion of an Option granted hereunder or to pay any tax liability of such Optionee attributable to such exercise. If the exercise price is paid in whole or part with Optionee's promissory note, such note shall (i) provide for full recourse to the maker, (ii) be collateralized by the pledge of the Shares that the Optionee purchases upon exercise of the Option, (iii) bear interest at the prime rate of the Company's principal lender, and (iv) contain such other terms as the Committee or the Board in its sole discretion shall reasonably require. No Optionee shall be deemed to be a holder of any Shares subject to an Option unless and until a stock certificate or certificates for those Shares are issued to that person(s) under the terms of this Plan. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or

other rights for which the record date is prior to the date the stock certificate is issued, except as expressly provided in Section 6 hereof.

(e) Exercisability of Options.

(i) Any Option shall become exercisable in such amounts, at such intervals and upon such terms as the Committee or the Board shall provide in the Option Agreement for that Option, provided that in no event shall an Option be exercisable after the expiration of 10 years from the date of grant of the Option.

(ii) Unless otherwise provided in any Option Agreement, and subject to the Committee's or the Board's right to exercise its discretion to provide a cancellation notice with respect to the Option pursuant to Section 4(f)(ii) hereof, each outstanding Option shall become immediately fully exercisable in the event of a "Change in Control." For this purpose, the term "Change in Control" shall mean: Approval by the shareholders of the Company of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, consolidation or other transaction, or a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company (unless such reorganization, merger, consolidation or other corporate transaction, liquidation, dissolution or sale is subsequently abandoned).

(iii) The Committee or the Board may in its sole discretion, accelerate the date on which any Option may be exercised and may accelerate the vesting of any Shares subject to any Option or previously acquired by the exercise of any Option.

(f) Termination of Option Period.

(i) Unless otherwise provided in any Option Agreement, the unexercised portion of any Option shall automatically and without notice terminate and become null and void at the time of the earliest to occur of the following:

(A) three months after the date on which the Optionee's employment is terminated other than by reason of (A) Cause, which, solely for purposes of this Plan, shall mean the termination of the Optionee's employment by reason of the Optionee's willful misconduct or gross negligence, (B) a mental or physical disability (within the meaning of Internal Revenue Code Section 22(e)) of the Optionee as determined by a medical doctor satisfactory to the Committee or the Board, or (C) death of the Optionee;

(B) immediately upon the termination of the Optionee's employment for Cause;

(C) twelve months after the date on which the Optionee's employment is terminated by reason of a mental or physical disability (within the meaning of Section 22(e) of the Code) as determined by a medical doctor satisfactory to the Committee or the Board;

(D) (1) twelve months after the date of termination of the Optionee's employment by reason of the death of the Optionee, or, if later, (2) three months after the date on which the Optionee shall die if such death shall occur during the one year period specified in Subsection 4(f)(i)(C) hereof; or

(E) the tenth anniversary of the date of grant of the Option. All references herein to the termination of the Optionee's employment shall, in the case of an Optionee who is not an employee of the Company or a Subsidiary, refer to the termination of the Optionee's service with the Company.

(ii) To the extent not previously exercised, (i) each Option shall terminate immediately in the event of (1) the liquidation or dissolution of the Company, or (2) any reorganization, merger, consolidation or other form of corporate transaction in which the Company does not survive, unless the successor corporation, or a parent or subsidiary of such successor corporation, assumes the Option or substitutes an equivalent option or right pursuant to Section 6(c) hereof, and (ii) the Committee or the Board in its sole discretion may by written notice ("cancellation notice") cancel, effective upon the consummation of any corporate transaction described in Subsection 4(e)(ii) hereof in which the Company does survive, any Option that remains unexercised on such date. The Committee or the Board shall give written notice of any proposed transaction referred to in this Section 4(f)(ii) a reasonable period of time prior to the closing date for such transaction (which notice may be given either before or after approval of such transaction), in order that Optionees may have a reasonable period of time prior to the closing date of such transaction within which to exercise any Options that then are exercisable (including any Options that may become exercisable upon the closing date of such transaction). An Optionee may condition his exercise of any Option upon the consummation of a transaction referred to in this Section 4(f)(ii).

(g) **Repricing of Options.**

Unless such action is approved by Company's shareholders in accordance with applicable law: (i) no outstanding Option granted under the Plan may be amended to provide an exercise price that is lower than the then-current exercise price of such outstanding Option (other than adjustments to the exercise price pursuant to Section 6; (ii) the Committee may not cancel any outstanding Option and grant in substitution therefore a new Option under the Plan covering the same or a different number of shares of Common Stock and having an exercise price lower than the then-current exercise price of the cancelled Option (other than adjustments to the exercise price pursuant to Sections 6); and (iii) the Committee may not authorize the repurchase of an outstanding Option which has an exercise price that is higher than the then-current fair market value of the Common Stock (other than adjustments to the exercise price pursuant to Sections 6).

5. RESTRICTED STOCK AWARDS.

(a) In General.

(i) Restricted Stock Awards may be granted to employees, directors, independent contractors and agents of the Company or any of its Subsidiaries. Each Restricted Stock Award shall be evidenced by an Award Notice that may contain any term deemed necessary or desirable by the Committee or the Board, provided such terms are not inconsistent with this Plan or any applicable law. Such terms and conditions may including, without limitation, any of the following:

(A) the number of Shares covered by the Restricted Stock Award;

(B) the amount (if any) which the Award Recipient shall be required to pay to the Company in consideration for the issuance of such Shares (which shall in no event be less than the minimum amount required for such Shares to be validly issued, fully paid and nonassessable under applicable law);

(C) whether the Restricted Stock Award is a Performance-Based Award and, if it is, the applicable Performance Goal or Performance Goals;

(D) the date of grant of the Restricted Stock Award; and

(E) the vesting date for the Restricted Stock Award;

(ii) All Restricted Stock Awards shall be in the form of issued and outstanding Shares, in the discretion of the Committee or the Board, that shall be either:

(A) registered in the name of the Committee or the Board for the benefit of the Award Recipient and held by the Committee or the Board pending the vesting or forfeiture of the Restricted Stock Award;

(B) registered in the name of the Award Recipient and held by the Committee or the Board, together with a stock power executed by the Award Recipient in favor of the Committee or the Board, pending the vesting or forfeiture of the Restricted Stock Award; or

(C) registered in the name of and delivered to the Award Recipient.

In any event, the certificates evidencing the Shares shall at all times prior to the applicable vesting date bear the following legend:

The Common Stock evidenced hereby is subject to the terms of a Restricted Stock Award agreement between Continucare Corporation and [Name of Award Recipient] dated [Date] made pursuant to the terms of the Continucare Corporation Amended and Restated 2000 Stock Incentive Plan, as amended, copies of which are on file at the executive offices of Continucare Corporation, and may not be sold, encumbered, hypothecated or otherwise transferred except in accordance with the terms of such Plan and Agreement., and/or such other restrictive legend as the Committee or the Board, in its discretion, may specify.

(b) Vesting Date.

(i) The vesting date for each Restricted Stock Award shall be determined by the Committee or the Board and specified in the Award Notice. Unless otherwise determined by the Committee or the Board and specified in the Award Notice if the service of an Award Recipient is terminated prior to the vesting date of a Restricted Stock Award for any reason including death or disability, any unvested Shares shall be forfeited without consideration (other than a refund to the Award Recipient of an amount equal to the lesser of (1) the cash amount, if any, actually paid by the Award Recipient to the Company for the Shares being forfeited and (2) the Fair Market Value of such Shares on the date of forfeiture).

(ii) Unless otherwise provided in any Award Notice, each outstanding Restricted Stock Award shall become immediately fully vested in the event of a "Change in Control" as defined in Section 4(e)(ii).

(c) Performance-Based Restricted Stock Awards.

(i) At the time it grants a Performance-Based Restricted Stock Award, the Committee or the Board shall establish one or more Performance Goals the attainment of which shall be a condition of vesting of Award Recipient's Shares. The Performance Goals shall be selected from among the following:

(A) earnings per share;

(B) net income;

(C) EBITDA;

(D) return on equity;

(E) return on assets;

(F) stock price;

(G) strategic business objectives, consisting of one or more objectives based on meeting specified cost targets, business expansion goals, goals relating to acquisitions or divestitures, revenue targets or business development goals;

(H) any other performance criteria established by the Committee or the Board;

(I) any combination of (A) through (H) above.

Performance Goals may be established on the basis of reported earnings or cash earnings, and consolidated results or individual business units and may, in the discretion of the Committee or the Board, include or exclude extraordinary items, taxes and/or the results of discontinued operations. Each Performance Goal may be expressed on an absolute and/or relative basis, may be based on or otherwise employ comparisons based on internal targets, the past performance of the Company or any Subsidiary (or individual business units) and/or the past or current performance of other companies.

(ii) At the time it grants a Performance-Based Restricted Stock Award, the Committee or the Board shall establish a Performance Measurement Period for each Performance Goal. The Performance Measurement Period shall be the period over which the Performance Goal is measured and its attainment is determined.

(iii) Within a reasonable period of time as shall be determined by the Committee or the Board following the end of each Performance Measurement Period, the Committee or the Board shall determine, on the basis of such evidence as it deems appropriate, whether the Performance Goals for such Performance Measurement Period have been attained and, if they have been obtained, shall certify such fact in writing.

(iv) If the Performance Goals for a Performance-Based Restricted Stock Award have been determined by the Committee or the Board to have been attained and certified, the Committee or the Board shall either:

(A) if the relevant vesting date has occurred, cause the ownership of the Shares subject to such Restricted Stock Award, together with all dividends and other

distributions with respect thereto that have been accumulated, to be transferred on the stock transfer records of the Company, free of any restrictive legend other than as may be required by applicable law, to the Award Recipient;

(B) in all other cases, continue the Shares in their current status pending the occurrence of the relevant vesting date or forfeiture of the Shares.

If any one or more of the relevant Performance Goals have been determined by the Committee or the Board to not have been attained, all of the Shares subject to such Restricted Stock Award shall be forfeited without consideration (other than a refund to the Award Recipient of an amount equal to the lesser of (1) the cash amount, if any, actually paid by the Award Recipient to the Company for the Shares being forfeited and (2) the Fair Market Value of such Shares on the date of forfeiture).

(v) If the Performance Goals for any Performance Measurement Period shall have been affected by special factors (including material changes in accounting policies or practices, material acquisitions or dispositions of property, or other unusual items) that in the Committee's or the Board's judgment should or should not be taken into account, in whole or in part, in the equitable administration of the Plan, the Committee or the Board may, for any purpose of the Plan, adjust such Performance Goals and make payments accordingly under the Plan; provided, however, that any adjustments made in accordance with or for the purposes of this Section 5(c)(v) shall be disregarded for purposes of calculating the Performance Goals for a Performance-Based Restricted Stock Award to a **"covered employee" as defined in Code Section 162(m)(3) ("**Covered Employee**")** if and to the extent that such adjustments would have the effect of increasing the amount of a Restricted Stock Award to such Covered Employee.

(d) Dividend Rights. Unless the Committee or the Board determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Notice, any dividends or distributions declared and paid with respect to Shares subject to the Restricted Stock Award, whether or not in cash, shall be held and accumulated for distribution at the same time and subject to the same terms and conditions as the underlying Shares.

(e) Voting Rights. Unless the Committee or the Board determines otherwise with respect to any Restricted Stock Award and specifies such determination in the relevant Award Notice, voting rights appurtenant to the Shares subject to the Restricted Stock Award, shall be exercised by the Committee or the Board in its discretion.

(f) Tender Offers. Each Award Recipient shall have the right to respond, or to direct the response, with respect to the issued Shares related to its Restricted Stock Award, to any tender offer, exchange offer or other offer made to the holders of Shares. Such a direction for any such Shares shall be given by completing and filing, with the inspector of elections, the trustee or such other person who shall be independent of the Company as the Committee or the Board shall designate in the direction, a written direction in the form and manner prescribed by the Committee or the Board. If no such direction is given, then the Shares shall not be tendered.

(g) Designation of Beneficiary. An Award Recipient may designate a Beneficiary to receive any Shares that become available for distribution on the date of his death. Such designation (and any change or revocation of such designation) shall be made in writing in the form and manner prescribed by the Committee or the Board. In the event that the Beneficiary designated by an Award Recipient dies prior to the Award Recipient, or in the event that no Beneficiary has been designated, any vested Shares that become available for distribution on the Award Recipient's death shall be paid to the executor or administrator of the Award Recipient's estate, or if no such executor or administrator is appointed within such time as the Committee or the Board, in its sole discretion, shall deem reasonable, to such one or

(1) Represents the dollar amount recognized for financial statement reporting purposes for the fiscal year ended June 30, 2009, in accordance with FAS 123(R), without taking into account an estimate of forfeitures related to service-based vesting, of stock option grants, including amounts from awards granted prior to Fiscal 2009. Assumptions used in the calculation of these amounts are included in footnote 7 to our audited financial statements for the fiscal year ended June 30, 2009 included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on September 10, 2009. There were no forfeitures during Fiscal 2009. The grant date fair value of the stock option awards granted during Fiscal 2009 and computed in accordance with FAS 123(R) was $0.58 per share. The table below sets forth the aggregate number of stock options of each non-employee director outstanding as of June 30, 2009:

Name	Stock Options
Robert J. Cresci	215,000
Luis Cruz, M.D.	50,000
Neil Flanzraich	115,000
Phillip Frost, M.D.	115,000
Jacob Nudel, M.D.	95,000
Jacqueline Simkin	25,000
A. Marvin Strait	108,334

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Compensation Program

Our Compensation Committee administers the compensation program for our executive officers and also recommends compensation for our non-employee directors. The Compensation Committee reviews and determines all executive officer compensation, administers our equity incentive plans (including reviewing and approving grants to our executive officers), makes recommendations to shareholders with respect to proposals related to compensation matters and generally consults with management regarding employee compensation programs.

The Compensation Committee's charter reflects these responsibilities, and the Compensation Committee and the Board periodically review and, if appropriate, revise the charter. The Board determines the Compensation Committee's membership. The Compensation Committee is currently comprised of Robert J. Cresci, Neil Flanzraich, Jacqueline M. Simkin and A. Marvin Strait, C.P.A., each of whom are non-employee independent directors. In September 2008, Ms. Simkin was appointed a member of the Compensation Committee and in October 2008 Jacob Nudel, M.D. resigned as a member of the Compensation Committee. The Compensation Committee meets at regularly scheduled times during the year, and it may also hold specially scheduled meetings and take action by written consent. At Board meetings, the Chairman of the Compensation Committee reports on Compensation Committee actions and recommendations, with all discussions of executive compensation occurring in executive sessions of the Board.

Our executive officers, each of whom are included in the Summary Compensation Table below, are Richard C. Pfenniger, Jr., Chairman of the Board, Chief Executive Officer and President, Fernando L. Fernandez, Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary, Luis H. Izquierdo, Senior Vice President – Marketing and Business Development, and Gemma Rosello, Executive Vice President – Operations. Throughout this proxy statement, these individuals are sometimes referred to collectively as the "Named Executive Officers."

Compensation Philosophy and Objectives

The core objectives of our compensation programs are to secure and retain the services of high quality executives and to provide compensation to our executives that are commensurate and aligned with our performance and advances both short and long-term interests of ours and our shareholders. We seek to achieve these objectives through three principal compensation programs: a base salary, long-term equity incentives, in the form of periodic grants of stock options, and an annual cash incentive bonus. Base salaries are designed primarily to attract and retain talented executives. Periodic grants of stock options are designed to provide a strong incentive for achieving long-term results by aligning interests of our executives with those of our shareholders, while at the same time

(c) (i) In the event of a proposed sale of all or substantially all of the Company's assets or any reorganization, merger, consolidation or other form of corporate transaction in which the Company does not survive, where the securities of the successor corporation, or its parent company, are issued to the Company's shareholders, then the successor corporation or a parent of the successor corporation may, with the consent of the Committee or the Board, assume each outstanding Option or substitute an equivalent option or right. If the successor corporation, or its parent, does not cause such an assumption or substitution to occur, or the Committee or the Board does not consent to such an assumption or substitution, then each Option shall terminate pursuant to Section 4(f)(ii) hereof upon the consummation of sale, merger, consolidation or other corporate transaction.

(ii) In the event of any merger, consolidation, or other business reorganization in which the Company is not the surviving entity, any Restricted Stock Award with respect to which Shares had been awarded to an Award Recipient shall be adjusted by allocating to the Award Recipient the amount of money, stock, securities or other property to be received by the other shareholders of record, and such money, stock, securities or other property shall be subject to the same terms and conditions of the Restricted Stock Award that applied to the Shares for which it has been exchanged.

(d) Except as otherwise expressly provided herein, the issuance by the Company of shares of its capital stock of any class, or securities convertible into shares of capital stock of any class, either in connection with a direct sale or upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, shall not affect, and no adjustment by reason thereof shall be made to, the number of or exercise price for Shares then subject to outstanding Options granted under the Plan.

(e) Without limiting the generality of the foregoing, the existence of outstanding Options or Restricted Stock Awards granted under the Plan shall not affect in any manner the right or power of the Company to make, authorize or consummate (i) any or all adjustments, recapitalizations, reorganizations or other changes in the Company's capital structure or its business; (ii) any merger or consolidation of the Company; (iii) any issue by the Company of debt securities, or preferred or preference stock that would rank above the Shares subject to outstanding Options or Restricted Stock Award; (iv) the dissolution or liquidation of the Company; (v) any sale, transfer or assignment of all or any part of the assets or business of the Company; or (vi) any other corporate act or proceeding, whether of a similar character or otherwise.

7. TRANSFERABILITY OF OPTIONS, RESTRICTED STOCK AWARDS AND SHARES.

(a) No Incentive Stock Option, and unless the prior written consent of the Committee or the Board is obtained (which consent may be withheld for any reason) and the transaction does not violate the requirements of Rule 16b-3 promulgated under the Securities Exchange Act, no Non-Qualified Stock Option or Restricted Stock Award, shall be subject to alienation, assignment, pledge, charge or other transfer other than by the Optionee or the Award Recipient, as the case may be, by will or the laws of descent and distribution or with respect to a Restricted Stock Award to the Beneficiary, and any attempt to make any such prohibited transfer shall be void. Each Option shall be exercisable during the Optionee's lifetime only by the Optionee, or in the case of a Non-Qualified Stock Option that has been assigned or transferred with the prior written consent of the Committee or the Board, only by the permitted assignee. The Shares granted pursuant to a Restricted Stock Award shall be distributable, during the lifetime of the Award Recipient, only to the Award Recipient.

(b) No Shares acquired by an Officer or Director pursuant to the exercise of an Option or a Restricted Stock Award or may be sold, assigned, pledged or otherwise transferred prior to

the expiration of the six-month period following the date on which the Option was granted, unless the transaction does not violate the requirements of Rule 16b-3 promulgated under the Securities Exchange Act.

8. ISSUANCE OF SHARES.

(a) Notwithstanding any other provision of this Plan, the Company shall not be obligated to issue any Shares unless it is advised by counsel of its selection that it may do so without violation of the applicable Federal and State laws pertaining to the issuance of securities, and may require any stock so issued to bear a legend, may give its transfer agent instructions, and may take such other steps, as in its judgment are reasonably required to prevent any such violation.

(b) As a condition to the exercise of any Option or grant of a Restricted Stock Award or delivery of Shares with respect a Restricted Stock Award, the Committee or the Board may require such agreements or undertakings as the Committee or the Board may deem necessary or advisable to facilitate compliance with any applicable law or regulation including, but not limited to, the following:

(i) a representation and warranty by the Optionee or Award Recipient, as the case may be, to the Company, at the time of any exercise, grant or acquisition, that he is acquiring the Shares to be issued to him for investment and not with a view to, or for sale in connection with, the distribution of any such Shares; and

(ii) a representation, warranty and/or agreement to be bound by any legends endorsed upon the certificate(s) for the Shares that are, in the opinion of the Committee or the Board, necessary or appropriate to facilitate compliance with the provisions of any securities laws deemed by the Committee or the Board to be applicable to the issuance and transfer of those Shares.

9. ADMINISTRATION OF THE PLAN.

(a) The Plan shall be administered by the Board or, at the discretion of the Board, by a committee appointed by the Board (the "Committee") which shall be composed of two or more Directors. The membership of the Committee shall be constituted so as to comply at all times with the then applicable requirements for Outside Directors of Rule 16b-3 promulgated under the Securities Exchange Act and Section 162(m) of the Internal Revenue Code. The Committee shall serve at the pleasure of the Board and shall have the powers designated herein and such other powers as the Board may from time to time confer upon it.

(b) The Committee or the Board may grant Options and Restricted Stock Awards pursuant to this Plan to any persons to whom Options and Restricted Stock Awards may be granted under Sections 4(a) and 5(a) hereof, respectively.

(c) The Committee or the Board, from time to time, may adopt rules and regulations for carrying out the purposes of the Plan. The determinations of the Committee or the Board, and its interpretation and construction of any provision of the Plan, any Option Agreement or Restricted Stock Agreement, shall be final and conclusive.

(d) Any and all decisions or determinations of the Committee or the Board shall be made either (i) by a majority vote of the members of the Committee or the Board at a meeting or (ii) without a meeting by the unanimous written approval of the members of the Committee or the Board.

10. WITHHOLDING OR DEDUCTION FOR TAXES.

(a) If at any time specified herein for the making of any issuance or delivery of any Option or Common Stock to any Optionee, any law or regulation of any governmental authority having jurisdiction in the premises shall require the Company to withhold, or to make any deduction for, any taxes or to take any other action in connection with the issuance or delivery then to be made, the issuance or delivery shall be deferred until the withholding or deduction shall have been provided for by the Optionee or beneficiary, or other appropriate action shall have been taken.

(b) If and to the extent permitted by the Committee or the Board and specified in an Award Notice for a Restricted Stock Award other than a Performance-Based Restricted Stock Award, an Award Recipient may be permitted to make an election under Section 83(b) of the Code to include the compensation related thereto in income for federal income tax purposes at the time of issuance of the Shares to such Award Recipient instead of at a subsequent vesting date.

11. INTERPRETATION.

(a) As it is the intent of the Company that the Plan shall comply in all respects with Rule 16b-3 promulgated under the Securities Exchange Act ("Rule 16b-3"), any ambiguities or inconsistencies in construction of the Plan shall be interpreted to give effect to such intention, and if any provision of the Plan is found not to be in compliance with Rule 16b-3, such provision shall be deemed null and void to the extent required to permit the Plan to comply with Rule 16b-3. The Committee or the Board may from time to time adopt rules and regulations under, and amend, the Plan in furtherance of the intent of the foregoing.

(b) The Plan and any Option Agreements entered into pursuant to the Plan shall be administered and interpreted so that all Incentive Stock Options granted under the Plan will qualify as Incentive Stock Options under Section 422 of the Code. If any provision of the Plan or any Option Agreement relating to an Incentive Stock Option should be held invalid for the granting of Incentive Stock Options or illegal for any reason, that determination shall not affect the remaining provisions hereof, but instead the Plan and the Option Agreement shall be construed and enforced as if such provision had never been included in the Plan or the Option Agreement.

(c) This Plan shall be governed by the laws of the State of Florida.

(d) Headings contained in this Plan are for convenience only and shall in no manner be construed as part of this Plan.

(e) Any reference to the masculine, feminine, or neuter gender shall be a reference to such other gender as is appropriate.

12. AMENDMENT AND DISCONTINUATION OF THE PLAN. The Committee or the Board may from time to time amend, suspend or terminate the Plan or any Option; provided, however, that, any amendment to the Plan shall be subject to the approval of the Company's shareholders if such shareholder approval is required by any federal or state law or regulation (including, without limitation, Rule 16b-3 or to comply with Section 162(m) of the Internal Revenue Code) or the rules of any Stock exchange or automated quotation system on which the Common Stock may then be listed or granted. Except to the extent provided in **Sections 9 and 10** hereof, no amendment, suspension or termination of the Plan or any Option **or Restricted Stock Award** issued hereunder shall substantially impair the rights

or benefits of any Optionee **or Award Recipient** pursuant to any Option **or Restricted Stock Award** previously granted without the consent of the Optionee **or Award Recipient**.

13. TERMINATION DATE. The Plan shall terminate on the 10th anniversary of the Effective Date. The Plan shall be submitted to the shareholders of the Company for their approval and adoption.

Continucare Financial Highlights 

STATEMENTS OF OPERATIONS & CASH FLOWS DATA:	For the Fiscal Year Ended June 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Total revenue	**$281,270,360**	$254,440,048	$217,146,287	$132,990,912	$112,231,113
Income from operations	**24,728,658**	17,867,453	9,889,604	7,949,569	9,310,877
Net income	**15,281,121**	11,269,654	6,303,445	5,337,539	15,891,492
Diluted net income per common share	**0.24**	0.16	0.10	0.10	0.31
Cash flow from operations	**17,634,096**	15,232,379	10,850,653	6,840,319	7,706,445

BALANCE SHEET DATA:	As of June 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Cash and cash equivalents	**$ 13,895,823**	$ 9,905,740	$ 7,262,247	$ 10,681,685	$ 5,780,544
Total assets	**125,303,386**	118,490,304	116,937,548	41,994,347	34,137,935
Long-term obligations, including current portion	**204,985**	196,379	331,319	195,819	107,710
Shareholders' equity	**111,202,523**	105,226,277	104,058,385	36,974,920	30,298,633









Dear Shareholders:

I am pleased to report that Continucare delivered another year of outstanding achievement.

Our ability to efficiently provide high quality health care propelled us to our sixth consecutive year of improved revenue, a period during which our operating profits increased at an annual rate of 47%. Moreover, given the difficult economic environment, it is particularly impressive that fiscal 2009 was the most successful year in our history.

We, however, are not resting on our laurels and are looking to build on our momentum. After the close of fiscal 2009, we established a presence in a new sector with the acquisition of two operators of full service sleep diagnostic centers. We believe the sleep diagnostic field has excellent growth prospects, and entering this market will enable us to expand our service offerings and diversify our business.

Fiscal 2009 – Another Record Year

We reported record results for fiscal 2009. Revenue grew to $281.3 million, an 11% increase over $254.4 million in fiscal 2008. Income from operations rose 38% to $24.7 million from $17.9 million in the prior year. Net income climbed 36% to $15.3 million, or $0.24 per diluted share, from $11.3 million, or $0.16 per diluted share, in fiscal 2008. Our improved profitability was the result of higher revenue, improved utilization outcomes and enhanced operating efficiencies.

We also further strengthened our already solid balance sheet. At fiscal year end, cash and cash equivalents were $13.9 million, a 40% increase from $9.9 million at June 30, 2008. Working capital at June 30, 2009, improved to $25.5 million from $20.3 million at the end of the prior fiscal year. Also, at June 30, 2009, the company had a working capital ratio of 5-to-1 and virtually no long-term debt.

Fiscal 2010 – A Strong Start to the New Year

We reached a significant milestone as we started the new fiscal year. The fiscal 2010 first quarter marked the 10th consecutive quarter of growth. Our strong performance continued as total revenue increased 17% to $76.0 million from $65.1 million a year ago. Income from operations more than doubled to $8.6 million from $4.0 million in the same period last year. Net income increased dramatically as well during the quarter, rising 113% to $5.3 million, or $0.09 per diluted share, from $2.5 million, or $0.04 per diluted share, in the first quarter of fiscal 2009.

By achieving these operating results we were able to further improve our financial position.



Richard C. Pfenniger, Jr., Chairman, President and Chief Executive Officer

Our cash position at September 30, 2009 increased to $22.8 million, working capital rose to $29.8 million, and our working capital ratio improved to 6-to-1.

We expect to report strong operating results for the first half of fiscal 2010; however, we are keeping a watchful eye on the second half of the fiscal year. The Centers for Medicare and Medicaid Services, the federal agency that administers Medicare, announced that premiums paid to Medicare Advantage (MA) plans will be reduced by approximately 5% effective January 1, 2010, before taking into account adjustments resulting from changes in patient acuity. Because the capitation payments we receive from MA plans are typically defined as a percentage of the premium the plan receives, our revenue per MA patient could decline by a corresponding amount.

Although our HMO affiliates have reduced 2010 plan benefits to mitigate the effect of premium reductions, we do not presently believe these benefit changes will fully offset capitation reductions. In an effort to further mitigate the effect of the reductions, we will seek to improve medical utilization, pursue other cost reduction strategies and seek to develop additional revenue sources.

While we cannot assure you how successful we will be in mitigating the effects of any MA capitation payment reductions and their impact on our profit margins, we have an extremely capable group of health care professionals and business managers prepared to meet these challenges.

Keys to Our Success

Benjamin Franklin's observation that "an ounce

of prevention is worth a pound of cure" is not just a clever quote, it is the very essence of comprehensive primary care, a model that we have long embraced and have effectively administered for years. Our commitment to, and practice of, comprehensive primary care has been a driving force behind our financial results.

In the midst of today's national debate over health care reform, one certainty on which all sides agree is that the U.S. health care system is struggling. Increasing demands and expectations, and rapidly rising costs have created a challenging environment for patients and health care providers alike. Among the solutions offered to our collective challenge are better promotion of wellness and preventative care, expanding the role of primary care physicians and enhanced focus on coordination of care. These concepts, however, are not new at Continucare. Patient-centered health care has long been firmly entrenched within our organization.

The essence of our approach is comprehensive health care that responds to the needs of each individual. At Continucare, everything starts with a strong primary care relationship, which depends on having access to highly skilled, committed and caring primary care physicians, supported by dedicated health care professionals who place the patient's health as their prinicipal objective.

Evidence of our commitment to high quality primary care and our focus on wellness, prevention and coordination of care is the number of outpatient physician visits our Medicare patients have annually. Nationally, Medicare participants average six outpatient visits per year, including specialist visits, many of which are not coordinated with a primary care physician. Over the past year, our Medicare patients averaged 10.5 outpatient physician visits (6.9 with primary care physicians and 3.6 with specialists, all coordinated with our primary care physicians), exceeding the national average by 75%.

Evidence of the value of our approach to health care comes in the form of outstanding inpatient utilization outcomes. We believe that our focus on intensive well-coordinated outpatient care results in fewer and shorter hospital stays. For example, at 1,535 per thousand patients, inpatient bed days in the past fiscal year for our Medicare patients were approximately 30% lower than the national average of approximately 2,200. Breaking this down further, the average length of a hospital stay for our Medicare patients was 4.4 days which compares to a national Medicare average of 5.6, and our readmission rate within 30 days of hospital discharge was 12%, 40% lower than the national Medicare average of 20%.

These achievements distinguish Continucare as a health care provider that delivers quality care in an efficient, cost effective manner, and are a testament to the physicians who work collaboratively with other medical professionals to provide outstanding care for our patients.

Seredor – Sleep Diagnostic Opportunity

In August 2009, we added a new dimension to our business with the launch of Seredor Corporation. Seredor – the name is derived from a combination of the roots to the Spanish words for "serene" and "sleep" – is a wholly-owned subsidiary of Continucare that currently operates and manages sleep diagnostic centers at 15 locations in seven states. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. Seredor clinical staff are expertly trained in sleep disorders and work in cooperation with physicians, respiratory therapists and other clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

The most common sleep disorder, obstructive sleep apnea (OSA), is a serious and often undiagnosed health condition that afflicts more than 18 million adults in the United States. Those with OSA repeatedly stop breathing during sleep in intervals that may last 10 seconds to a minute or longer. Sufferers are at increased risk for hypertension and heart disease as well as mood and memory problems. Key symptoms of OSA include daytime sleepiness, which increases the risk of automobile crashes and other accidents, loud snoring, gasping or choking during sleep, and depression and irritability. OSA is most common among people who are obese.



Continucare Receives Humana Five Star Awards for Fourth Consecutive Year

For the fourth consecutive year, Continucare has been recognized by Humana for providing the highest standards of health care. Humana, one of the nation's leaders in health benefits innovation, has presented three Continucare Medical Centers with the prestigious Humana Five Star Award for 2009.

HUMANA ★★★★★

Once again, we are proud to announce that the honor has been given to Continucare Kendall, Continucare Margate and Continucare Sunrise. Continucare has won 17 Humana Five Star Awards since 2006.

Humana presents the award annually to affiliated medical centers that exemplify excellence in health care. Among other criteria, patients are surveyed by Humana regarding their satisfaction with their medical care. The medical centers receiving the highest scores are given the award.

At Continucare, we are dedicated to understanding our patients' needs and ensuring the well-being of our communities. We have committed ourselves to this mission, offering the finest care on a timely and regular basis. This continuing theme throughout the entire Continucare organization has helped secure our latest Humana Five Star Awards, and embodies our commitment to quality care and patient satisfaction.

We see promising characteristics in the sleep diagnostic field and, through Seredor, we expect to become a leader over time. Sleep medicine is an important and growing discipline. Currently, the market for sleep diagnostic centers is about $4 billion annually in the United States, highly fragmented and growing at a double digit pace.

We have appointed David Neel President of Seredor. David is a talented executive who comes to us with more than 20 years of health care management experience, with a particularly strong focus in sales and marketing. To date, we have made two acquisitions, Professional Sleep Diagnostics in August, which has operations in South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio, and Sleep Disorders Solutions in October, which has operations in Florida. We are also currently evaluating several potential acquisition candidates.

In addition to its appealing growth prospects, the sleep diagnostic business is strategically attractive because we believe it will broaden our revenue, profit and cash flow base.

Stock Repurchase Program

We generated significant cash flow from operations in fiscal 2009, a portion of which was used to repurchase shares of our common stock. The repurchase program demonstrates our continu-

ing confidence in our business and effectively represents a tax efficient return of capital to our shareholders. The plan authorizes management, at its discretion, to repurchase shares from time to time in the open market or in privately negotiated transactions.

In March 2009, our Board of Directors approved a 2.5 million share increase to our stock repurchase program, bringing the total number of shares of common stock authorized for repurchase under the program to 15 million shares. In fiscal 2009, we repurchased 5.4 million shares at an aggregate cost of $10.6 million, or an average of $1.96 per share. Since the inception of the repurchase program, we have repurchased 11.9 million shares at a total cost of approximately $25.0 million, or an average of $2.10 per share. Approximately 3.1 million shares remain available for repurchase under the program.



Health Care Reform

As this letter is being written, the debate over comprehensive health care reform continues in Congress and the end result may not be known for some time. As a health care provider we, not surprisingly, have views on this critically important topic and believe it would be worthwhile to briefly share some of these.

We strongly support responsible reform, including initiatives directed to improving access to health care for all Americans. As the national health care reform debate has progressed however, we increasingly believe that as a country we are heading down a path of missed opportunity. We believe that the fundamental problem is the high cost of health care. Costs are increasing at an unsustainable rate and American families and businesses simply cannot continue to shoulder the resulting financial burden.

We believe that the health care reform debate should be refocused on our most compelling need – lowering costs. To be fair, some of the proposed



legislation does address cost. The problem is that the currently proposed legislation does not do enough to control costs and portions of currently proposed legislation are counter-productive and would likely increase costs.

We believe that much can be done to control costs. In addressing this compelling need however, it is important to bear in mind that health care reform is a complex topic and there are no quick fixes. The problem is indeed fixable; but, it requires focus, discipline and patience. With these thoughts in mind we offer a few non-exclusive propositions to better control the cost of health care.

First, we believe that one of the most powerful methods for controlling costs (and one that is absent from the currently pending Congressional bills) is meaningful tort reform. It is well known that the fear of malpractice lawsuits and liability leads to needless medical tests and procedures. In a 2005 survey published in the Journal of the American Medical Association, more than 90% of doctors said they practiced defensive medicine and admitted to having ordered unnecessary referrals, tests and procedures.

Defensive medicine is extremely costly. Estimates vary but some place the cost at almost 10% of total health care costs or more than $200 billion annually.

Though requiring some fortitude, the solution is simple: put an end to frivolous lawsuits by enacting meaningful tort reform. There are many ways

to do this, but in our view the most effective would be to adopt the "English Rule" and require the loser in any lawsuit to reimburse the prevailing party for costs incurred.

Another solution plays on the old adage, "If it ain't broke, don't fix it." An element of virtually all proposed health care reform legislation is the reduction of Medicare funding, with a particular focus on MA spending. Medicare Advantage is under attack for two basic reasons. First, proponents of certain reform initiatives need to find a way to pay for their proposals and taking money from the MA program is one way to do that. Second, MA is a popular target because critics deride the program as too costly, noting that, on average, it exceeds the per capita cost of traditional fee-for-service (FFS) medicine. As is often the case with broad assertions however, there is much more to the story than meets the eye.

Continucare Introduces Century Club

At Continucare our core mission is to improve the lives of others by providing high quality health care services. In pursuing our mission, we strive to provide a true "medical home" for our patients, placing a strong emphasis on wellness and prevention.



Through the talented and caring physicians and support staff, we provide care to patients of all ages – from infants to seniors. Among these patients are a number who have reached an important life milestone, 100 years of age. Although we cannot, in all fairness, take full credit for their long lives, we are proud to be able to serve members of this exclusive group, and we recently initiated a program to pay special tribute to them. We call this group of patients our *"Century Club"* and periodically celebrate and honor these individuals on our website (see www.continucare.com/centuryclub.cgi).

Rebecca "Becky" Bethal is 102 and our first featured member. Born in the Bahamas and a resident of Miami for more than 96 years, Becky has been a patient of Dr. Carmen Andux-Gonzalez *(both pictured on this page)* and our medical center in Hialeah, Florida since 2003.

State-of-the-Practice Facilities

In fiscal 2009, we invested more than $2.5 million as part of our continuing program to improve and upgrade our facilities.



On a typical day, more than 1,000 patients visit Continucare medical centers. We believe our patients, physicians, other health care professionals and administrative staff deserve modern equipment and facilities as well as a warm, friendly and inviting environment.

In addition, better appointed facilities support good business outcomes. Happy, satisfied employees are more likely to provide the stellar customer service we strive for, which results in improved patient retention.

Our medical centers offer full service primary care and numerous on-site medical specialty services, including physical therapy, cardiology, nephrology, ophthalmology, optometry, gynecology and gastroenterology, as well as alternative medicine therapies such as acupuncture and massage therapy.



In the past year, three of our facilities in Miami-Dade County – the Flagler, Parkway and Perrine medical centers – were completely remodeled. The Flagler facility (pictured on this page) serves more than 4,600 patients and is our second largest office in terms of patient volume. This facility serves all age groups, with separate offices for the pediatric and adult populations.

In many parts of the nation, private MA plans receive no federal support in the way of subsidies and offer their plans at costs to the federal government that do not exceed local FFS costs. Moreover, efficiencies developed by private MA plans in these markets permit the plans to offer participants benefits not available to traditional FFS Medicare participants.

One of many examples of these markets is South Florida, where private plans offer significant benefit enhancements, including no co-payments or deductibles for a vast range of services; an extensive array of wellness and preventative care services, including routine physicals, immunizations and pap smears; and expanded pharmaceutical coverage with the elimination of deductibles and co-payments.

Through these enhancements, the MA plans in which our patients participate promote wellness and prevention, strong primary care relationships, chronic disease management and coordination of care – essential aspects of any good health care plan. When combined with the capitation arrangements we are able to negotiate with the MA plans, we are able to make the investments necessary to create integrated health care networks and offer our patients a level of care not typically found in traditional FFS Medicare. Simply put, we provide our patients a true "medical home," a concept we embraced long before it became in vogue.

The proactive outpatient care and the outstanding inpatient utilization outcomes cited in the Keys to Our Success section of this letter are important examples of the benefit and value of our care. If proposed MA funding cuts take place (particularly those contained in the currently proposed Senate bill which could result in funding some MA markets at below local FFS cost levels), our ability to sustain these outcomes would be threatened. Therefore, we strongly recommend that any cuts be enacted on a basis that protects those MA market places that have "broken the code" on high health care costs and urge that more be done to encourage and support comprehensive primary care.

Lastly, we recommend that any health care reform plan require personal responsibility. In saying that we take note of the words of author and satirist P. J. O'Rourke who once said, "If you think health care is expensive now, wait until you see what it costs when it's free."

We agree. We believe that individuals should accept some personal responsibility for the cost of their health care, and have successfully applied the concept to our group employee medical plan. Like most responsible employers, we offer a

comprehensive group medical benefit to our employees. The basic design of our plan is similar to others, with employees making a small contribution to the cost of the plan and Continucare paying for the lion's share of the program, currently approximately 75%.

All employers, large and small struggle with the rising cost of health care, typically experiencing annual increases that well exceed the rate of inflation. Continucare is no different.

In an effort to combat this trend, we took decisive action four years ago to get a grip on our escalating costs, or as President Obama once put it, "bend the curve." The core principle we followed was to require more personal responsibility from our employees and we did this by providing incentives for them to maintain healthy lifestyles.

More specifically, in 2006 we increased the annual deductible that applied to each participant from zero to $1,500 for individuals and $3,000 for families. At the same time, we gave those employees who made healthy lifestyle choices the opportunity to, in effect, earn back their deductible. For example, our employees with family coverage are able to reduce their deductibles in $600 increments if they do not use tobacco; maintain a body mass index under 30; keep their blood pressure under 130/90; their LDL cholesterol levels under 160 per mg/Dl; and their fasting blood glucose level under 125 per mg/Dl. None of these goals are onerous and in most cases physicians would recommend more rigorous levels.

Our approach is simple. Individuals who make healthy choices pay less than those who make unhealthy choices. Our results have been extraordinarily successful. In the five years preceding the change, our health insurance cost per employee increased an average of 15% per year, well in excess of the inflation rate. Following the change three years ago, our costs per employee increased an average of 1% per year.

There are certainly other ways the same concept could be practiced, but we believe our experience demonstrates the value of requiring individuals to have a financial stake in their health care, and we encourage the adoption of other innovative programs directed to increasing personal responsibility.

With Sincere Appreciation

The past year has seen numerous financial and operational success stories, and we are proud of our accomplishments. However, as I said at the beginning of this letter, we are not inclined to rest on our laurels. Continucare has achieved

this high level of performance by looking toward the future, not dwelling on the past.

The dedication of our unrivaled team of doctors, nurses, support staff and administrators has kept Continucare moving in the right direction, despite challenging economic cycles and a changing health care landscape. We have remained on point, enhancing the level of the services we offer, improving the lives of our patients and ensuring that their needs always come first.

As we move forward, I express my sincere appreciation and admiration on behalf of management and our Board of Directors to our entire team of health care professionals and support staff for their tireless efforts and unwavering allegiance to our patients. To our shareholders, thank you for the support your investment provides.

Sincerely,

Richard C. Pfenniger, Jr.
Chairman, President
and Chief Executive Officer

December 9, 2009

For additional information on Continucare's business, markets, and strategies, we refer you to our Form 10-K for the fiscal year ended June 30, 2009 (particularly Item 1 – Business) which is included within this Annual Report to Shareholders.



Pictured above is Continucare's recently renovated Flagler facility.

Medical Offices

Continucare offers outpatient primary care services through a network of 18 medical offices throughout Miami-Dade County, Broward County and Hillsborough County, Florida. Each of our medical offices is a modern facility with a comprehensive staff organized to meet a diverse set of primary care medical needs.

Miami-Dade County

Hialeah
3233 Palm Avenue
Hialeah, FL 33012
305-557-1000

Flagler
2600 W. Flagler Street
Miami, FL 33135
305-643-1000

Kendall
11701 Mills Drive
Miami, FL 33183
305-270-2700

Perrine
18853 S.W. 117th Avenue
Miami, FL 33177
305-238-1111

Cutler Ridge
11000 S.W. 211th Street
Miami, FL 33189
305-254-1500

Parkway
16800 N.W. 2nd Avenue
Suite 103
North Miami Beach, FL 33162
305-651-8770

Westchester
8608 Bird Road
Miami, FL 33155
305-551-3200

Homestead
442 Washington Avenue
Homestead, FL 33030
305-245-0200

Broward County

Margate
5643 N.W. 29th Street
Margate, FL 33063
954-979-6900

Tamarac
7101 W. McNab Road
Suite 101
Tamarac, FL 33321
954-722-5600

Sunrise
2900 N. University Drive
Sunrise, FL 33322
954-748-8200

Plantation
6971 W. Sunrise Blvd.
Suite 201
Plantation, FL 33313
954-321-7700

Davie
4801 S. University Drive, Suite 113
Davie, FL 33328
954-434-8588

Pembroke Pines
460 N. University Drive
Pembroke Pines, FL 33024
954-437-4004

Hollywood
5201 Hollywood Blvd.
Hollywood, FL 33021
954-981-5200

Hillsborough County

Lutz
217 Crystal Grove Blvd. #101
Lutz, FL 33548
813-949-4224

Plant City
228 W. Alexander Street
Plant City, FL 33563
813-754-5480

South Tampa
3225 S. MacDill Avenue #117
Tampa, FL 33629
813-837-2814

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)
[X] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: June 30, 2009

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission file number: 001-12115
CONTINUCARE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Florida (State or Other Jurisdiction of Incorporation or Organization)	**59-2716023** (I.R.S. Employer Identification No.)
7200 Corporate Center Drive **Suite 600** **Miami, Florida** (Address of Principal Executive Offices)	**33126** (Zip Code)

Registrant's Telephone Number, Including Area Code **(305) 500-2000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
COMMON STOCK $.0001 PAR VALUE	NYSE AMEX

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Check one:

Large accelerated filer [ ] Accelerated filer [X] Non-accelerated filer [ ] Smaller reporting company [ ]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the voting common stock held by non-affiliates of the registrant on December 31, 2008 was approximately $70,184,000.

Number of shares outstanding of each of the registrant's classes of Common Stock at August 31, 2009: 59,411,049 shares of Common Stock, $.0001 par value per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement for the registrant's 2009 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

CONTINUCARE CORPORATION
ANNUAL REPORT ON FORM 10-K
FOR THE YEAR ENDED JUNE 30, 2009

TABLE OF CONTENTS

		PAGE
	General	3
	PART I	
Item 1.	Business	3
Item 1A.	Risk Factors	12
Item 1B.	Unresolved Staff Comments	18
Item 2.	Properties	19
Item 3.	Legal Proceedings	19
Item 4.	Submission of Matters to a Vote of Security Holders	19
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	19
Item 6.	Selected Financial Data	21
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	21
Item 7A.	Quantitative and Qualitative Disclosures about Market Risk	30
Item 8.	Financial Statements and Supplementary Data	30
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	30
Item 9A.	Controls and Procedures	31
Item 9B.	Other Information	32
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	32
Item 11.	Executive Compensation	33
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	33
Item 13.	Certain Relationships and Related Transactions, and Director Independence	33
Item 14.	Principal Accounting Fees and Services	33
	PART IV	
Item 15.	Exhibits, Financial Statement Schedules	33
	Signatures	36

GENERAL

Unless otherwise indicated or the context otherwise requires, all references in this Annual Report on Form 10-K to "we," "us," "our," "Continucare" or the "Company" refer to Continucare Corporation and its consolidated subsidiaries, and all references to "the MDHC Companies" refer to Miami Dade Health Centers, Inc. and its affiliated companies. All references to a "Fiscal" year refer to our fiscal year which ends June 30.

PART I

ITEM 1. BUSINESS

The following business description should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K.

Company Overview

We are a provider of primary care physician services. Through our network of 18 medical centers, we provide primary care medical services on an outpatient basis. We also provide practice management services to independent physician affiliates ("IPAs") at 21 medical offices. All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. Substantially all of our revenues are derived from managed care agreements with three health maintenance organizations ("HMOs"), Humana Medical Plans, Inc. ("Humana"), Vista Healthplan of South Florida, Inc. and its affiliated companies including Summit Health Plan, Inc. ("Vista") and Wellcare Health Plans, Inc. and its affiliated companies ("Wellcare"). Our managed care agreements with these HMOs are primarily risk agreements under which we receive for our services a monthly capitated fee with respect to the patients assigned to us. The capitated fee is a percentage of the premium that the HMOs receive with respect to those patients. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients even for services we do not provide directly. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 18% and 8%, respectively, of our total revenue for Fiscal 2009. For Fiscal 2009, approximately 91% and 7% of our revenue was generated by providing services to Medicare-eligible and Medicaid-eligible members, respectively, under such risk arrangements. As of June 30, 2009, we provided services to or for approximately 25,800 patients on a risk basis and approximately 8,800 patients on a limited or non-risk basis. Additionally, as of June 30, 2009 we also provided services to over 4,000 patients on a non-risk fee-for-service basis.

Effective October 1, 2006, we completed the acquisition of the MDHC Companies (the "Acquisition"). Accordingly, the revenues, expenses and results of operations of the MDHC Companies have been included in our consolidated statements of income from the date of acquisition. The MDHC Companies, which opened their first medical center in 1999, provided primary care physician services and certain medical specialty and diagnostic services to approximately 17,000 patients at the time of the Acquisition in five medical centers in Miami-Dade County, Florida. The majority of the MDHC Companies' patients are participants in Medicare and Medicaid HMO plans and substantially all of the MDHC Companies contracts with HMOs are on a risk basis. See Note 3 to the consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for unaudited pro forma financial information for Fiscal 2007 presenting our operating results as though the Acquisition occurred at the beginning of the fiscal year.

On August 12, 2009, we acquired Professional Sleep Diagnostics, Inc. ("PSD"), a full service operator of sleep diagnostic centers. PSD operates and manages sleep diagnostic centers at 13 locations in South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. PSD's clinical staff is expertly trained in sleep disorders and works with physicians, neurologists, respiratory therapists, and clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

We were incorporated in Florida in 1996 as the successor to a Florida corporation formed earlier in 1996. During Fiscal 2000 and 2001 we restructured much of our indebtedness, including the convertible subordinated notes we then had outstanding. During Fiscal 2004, the notes were converted into shares of our common stock. In an effort to streamline and stem operating losses, we implemented a plan to dispose of our home health operations in December 2003. The home health disposition occurred in three separate transactions and was concluded in February 2004.

Our principal place of business is 7200 Corporate Center Drive, Suite 600, Miami, Florida 33126. Our telephone number is 305-500-2000.

Acquisition

Effective October 1, 2006, we completed the acquisition of the MDHC Companies. In connection with the completion of the Acquisition and in consideration for the assets acquired pursuant to the Acquisition, we paid the MDHC Companies approximately

$5.7 million in cash, issued 20.0 million shares of our common stock to the MDHC Companies and assumed or repaid certain indebtedness and liabilities of the MDHC Companies. The 20.0 million shares of our common stock issued in connection with the Acquisition were issued pursuant to an exemption under the Securities Act of 1933, as amended, and 1.5 million of such 20.0 million shares were placed in escrow as security for indemnification obligations of the MDHC Companies and their principal owners. In Fiscal 2007, 264,142 of such shares were cancelled in connection with post-closing purchase price adjustments. The balance of the shares held in escrow was released to the principal owners of the MDHC Companies in April 2008 in accordance with the terms of the escrow agreement. Pursuant to the terms of the Acquisition, we paid the principal owners of the MDHC Companies an additional $1.0 million in cash in October 2007. We also made certain other payments to the principal owners of the MDHC Companies of approximately $0.1 million related to the collection of certain receivables that were fully reserved on the books of the MDHC Companies as of December 31, 2005.

The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million, resulting in goodwill totaling $58.9 million. This purchase price allocation includes certain adjustments recorded during Fiscal 2008 and 2007 that resulted in a decrease in goodwill of approximately $0.5 million and $3.3 million, respectively. These adjustments primarily related to Medicare risk adjustments and pharmacy rebates relating to the operations of the MDHC Companies for periods prior to the completion of the Acquisition and to adjustments to increase the estimated fair values of the identifiable intangible assets based on updated available information and assumptions. The identifiable intangible assets of $8.7 million consist of estimated fair values of $1.6 million assigned to the trade name, $6.2 million to customer relationships and $0.9 million to a noncompete agreement. The trade name was determined to have an estimated useful life of six years and the customer relationships and noncompete agreements were each determined to have an estimated useful life of eight and five years, respectively. The fair values of the customer relationships and other identifiable intangible assets are amortized over their estimated lives using the straight line method. The customer relationships are non-contractual. The fair value of the identifiable intangible assets was determined, with the assistance of an outside valuation firm, based on standard valuation techniques. The Acquisition consideration of $66.2 million includes the estimated fair value of our common stock issued to the MDHC Companies of $58.5 million, cash paid to the principal owners of $5.7 million, cash paid to the principal owners of $1.0 million in October 2007, and acquisition costs of approximately $1.0 million. The estimated fair value of the 20.0 million shares of our common stock issued effective October 1, 2006 to the MDHC Companies was based on a per share consideration of $2.96 which was calculated based upon the average of the closing market prices of our common stock for the period two days before through two days after the announcement of the execution of the Asset Purchase Agreement for the Acquisition. The fair value of the 264,142 shares cancelled in Fiscal 2007 in connection with post-closing purchase price adjustments was approximately $0.7 million based upon the closing market price of our common stock on the dates the shares were cancelled.

On September 26, 2006, we entered into two term loan facilities funded out of lines of credit (the "Term Loans") with maximum loan amounts of $4.8 million and $1.0 million, respectively. Each of the Term Loans requires mandatory monthly payments that reduce the lines of credit under the Term Loans. Subject to the terms and conditions of the Term Loans, any prepayments made to the Term Loans may be re-borrowed on a revolving basis so long as the line of credit applicable to such Term Loan, as reduced by the mandatory monthly payment, is not exceeded. The $4.8 million and $1.0 million Term Loans mature on October 31, 2011 and October 31, 2010, respectively. Each of the Term Loans (i) has variable interest rates at a per annum rate equal to the sum of 2.4% and the One-Month LIBOR (0.31% at June 30, 2009), (ii) requires us and our subsidiaries, on a consolidated basis, to maintain a tangible net worth of $12 million and a debt coverage ratio of 1.25 to 1, and (iii) are secured by substantially all of our assets, including those assets acquired pursuant to the Acquisition. Effective October 1, 2006, we fully drew on these Term Loans to fund certain portions of the cash payable upon the closing of the Acquisition and these drawings were repaid during Fiscal 2007. As of June 30, 2009, we had no outstanding principal balance on our Term Loans.

Also effective September 26, 2006, we amended the terms of our existing credit facility that provides for a revolving loan to us of $5.0 million (the "Credit Facility"). As a result of this amendment, we, among other things, eliminated the financial covenant which previously required our EBITDA to exceed $1,500,000 on a trailing 12-month basis any time during which amounts are outstanding under the Credit Facility and replaced such covenant with covenants requiring us and our subsidiaries, on a consolidated business, to maintain a tangible net worth of $12 million and a debt coverage ratio of 1.25 to 1. Effective October 1, 2006, we drew approximately $1.8 million under the Credit Facility to fund portions of the cash payable upon the closing of the Acquisition and this drawing was repaid during Fiscal 2007. The Credit Facility has a maturity date of December 31, 2009. As of June 30, 2009, we had no outstanding principal balance on our Credit Facility.

As a result of the Acquisition, we became a party to two lease agreements for office space owned by certain of the principal owners of the MDHC Companies, one of which we terminated effective September 30, 2007. For Fiscal Years 2009, 2008 and 2007, expenses related to these two leases were approximately $0.4 million, $0.4 million and $0.3 million, respectively.

Industry Overview

The United States health care market is large and growing. According to the Centers For Medicare and Medicaid Services

("CMS"), total outlays on health care in the United States were approximately $2.2 trillion in 2007 and were projected to reach approximately $4.4 trillion in 2018, representing an annual rate of increase of approximately 6.2%. The rate of the overall increase of health care outlays in the United States has been greater than the growth of the economy as a whole (measured by gross domestic product, or GDP). For example, in 2007 the rate of growth of total United States medical outlays was approximately one percentage point higher than the growth of GDP. The high growth rate of health care outlays is expected to continue. In 2007, health care outlays represented approximately 16.2% of GDP. CMS projects that this amount will increase to 20.3% of GDP by 2018. In addition, United States health care outlays have increased at a faster rate than the consumer price index. According to CMS, medical outlays in the United States were projected to grow by approximately 6.1% in 2008, as compared to actual increases of 6.1% in 2007, 6.7% in 2006 and 6.8% in 2005.

The Medicare sector of the United States health care market is also large and growing. Medicare provided health care benefits to approximately 45 million elderly and disabled Americans in 2008, or approximately 15% of the population of the United States. With the coming retirement of the "Baby Boom" generation, a significant increase in the number of Medicare beneficiaries is forecast, with the number of Medicare beneficiaries expected to rise to over 75 million, or greater than 20% of the projected population of the United States, by 2030. Medicare outlays have also grown faster than both the GDP and the consumer price index, which growth is forecast to continue. For example, annual Medicare outlays exceeded $400 billion in 2007 and are expected to grow to over $900 billion by 2018.

Medicare was established in 1965 and traditionally provided fee-for-service (indemnity) coverage for its members. Under fee-for-service coverage, Medicare assumes responsibility for paying all or a portion of the member's covered medical fees, subject, in some cases, to a deductible or coinsurance payment. There are private Medicare managed care programs that provide an alternative to traditional fee-for-service coverage. Through a contract with CMS, private insurers, such as HMOs, may contract with CMS to provide health insurance coverage in exchange for a fixed monthly payment per member per month for Medicare-eligible individuals. Individuals who elect to participate in private Medicare managed care programs typically receive additional benefits not covered by Medicare's traditional fee-for-service coverage program and are relieved of the obligation to pay some or all deductible or coinsurance amounts due.

Participation in private Medicare managed care programs increased during the 1990s reaching a peak of 6.2 million participants in 1998, or approximately 16% of the Medicare-eligible population. As of November 2003, the number of participants had decreased to 4.6 million, or approximately 11% of the Medicare-eligible population. The number of participating private health plans also decreased during this period going from 346 plans in 1998 to 155 in November 2003. This decline in participation has been attributed to unpredictable and insufficient payments resulting from the alteration of payments to private plans associated with the Balanced Budget Act of 1997.

The Medicare Modernization Act, adopted in December 2003, was intended, in part, to modernize and revitalize private plans under Medicare. The Medicare Modernization Act established the Medicare prescription drug offering that began in 2006, established new tax-advantaged Health Savings Account regulations and made significant changes to the private Medicare managed care programs which were named Medicare Advantage. These changes were a response to the decreased managed care participation in Medicare and the resulting lack of choice for Medicare beneficiaries. The Medicare Modernization Act made favorable changes to the premium rate calculation methodology and generally provides for program rates that we believe will better reflect the increased cost of medical services provided to Medicare beneficiaries.

As a result of the Medicare Modernization Act's enhanced payment rates and other provisions designed to expand Medicare Advantage offerings and make them more attractive to plan sponsors and beneficiaries, enrollment in Medicare Advantage programs has generally increased since December 2003 from approximately 5.3 million participants, or approximately 13% of the Medicare-eligible population, to approximately 10.7 million participants, or approximately 23% of the Medicare-eligible population, as of July 2009. The number of participating private health plans also increased dramatically during this period going from 155 plans in November 2003 to 633 plans in July 2009.

As a result of the growing increases in health care outlays in the United States, insurers, employers, state and federal governments and other health insurance payors have sought to reduce or control the sustained increases in health care costs. One response to these cost increases has been a shift away from the traditional fee-for-service method of paying for health care to managed health care models, such as HMOs.

HMOs offer a comprehensive health care benefits package in exchange for a fixed prepaid monthly fee or premium per enrollee that does not vary through the contract period regardless of the quantity of medical services required or used. HMOs enroll members by entering into contracts with employer groups or directly with individuals to provide a broad range of health care services for a prepaid charge, with minimal deductibles or co-payments required of the members. HMOs contract directly with medical clinics, independent physician associations, hospitals and other health care providers to administer medical care to HMO enrollees. The affiliated physician organization contracts with the HMOs provide for payment to the affiliated physician organizations. Often the payment to the affiliated physician organization is in the form of a fixed monthly fee per enrollee, which is called a capitation

payment. Once negotiated, the total payment is based on the number of enrollees covered, regardless of the actual need for and utilization of covered services.

Physicians, including sole practitioners and small physician groups, find themselves at a competitive disadvantage in the current managed care environment. Physicians are generally not equipped by training or experience to handle all of the functions of a modern medical practice, such as negotiation of contracts with specialists and HMOs, claims administration, financial services, provider relations, member services, medical management including utilization management and quality assurance, data collection and management information systems. Additionally, a proliferation of state and federal regulations has increased the paperwork burden and hampered the application of the traditional controls used by managed care organizations. Physicians increasingly are responding to these pressures within the managed care industry by affiliating with organizations such as ours to assist them in managing their practices.

Our Market and Business Strategy

The population of Florida was approximately 18.3 million in 2008, and approximately 29% of those residents were located in Miami-Dade, Broward and Hillsborough Counties. As of July 2009, approximately 953,000 residents of Florida were enrolled in Medicare Advantage plans out of a Medicare-eligible population of approximately 3.3 million. The three primary HMOs with which we are affiliated account for approximately 47% of Medicare Advantage participants in the markets we serve.

Our strategy is to:

- increase patient volume at our existing medical centers;
- selectively expand our network to include additional medical centers or other medical facilities and to penetrate new geographic markets;
- further develop our IPA management activities; and
- selectively expand our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue.

Increasing Patient Volume

Our core business is comprised of our established network of medical centers from which we provide primary care services on an outpatient basis. The dominant focus of these medical centers has historically been serving patients enrolled in Medicare Advantage plans sponsored by our HMO affiliates. We seek to increase the number of patients using our medical centers through the general marketing efforts of our affiliated HMOs and on our own through targeted marketing efforts. In addition to building our Medicare Advantage patient base we seek to increase the number of patients we serve in other lines of business. In particular we desire to increase our Medicaid patient base. In furtherance of this objective we have modified our arrangements with certain of our existing HMO affiliates to add Medicaid as a covered line of business and intend to expand our Medicaid HMO affiliations.

Selectively Expanding Our Network

In addition to the MDHC Acquisition, we may seek to add additional medical centers or other medical facilities to our network either through acquisition or start up, although no assurance can be given of our ability to establish or acquire any additional locations. To date, we have focused on Miami-Dade, Broward and Hillsborough Counties, Florida. We expect we will identify and select acquisition candidates based in large part on the following broad criteria:

- staffed with highly qualified medical professionals;
- a history of profitable operations or a predictable synergy such as opportunities for economies of scale through a consolidation of management functions;
- a competitive environment with respect to a high concentration of hospitals and physicians; and
- a geographic proximity to our current operations.

Developing Our IPA Management Activities

We currently provide management services to a network of IPAs at 21 medical offices. We enhance the operations of our IPA physician practices by providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPA practices to further assist with their operations. We believe that we can leverage our skill at providing practice management services to IPA practices to a larger group of IPA practices and will seek to selectively add new IPA practices to enhance our IPA management activities. We intend to continue affiliating with physicians who are sole practitioners or who operate in small groups to staff and expand our network.

Selectively Expanding Our Operations Into Other Areas

We are actively exploring expansion of our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue. As part of this strategy, on August 12, 2009, we acquired PSD, a full service operator of sleep diagnostic centers. PSD operates and manages sleep diagnostic centers at 13 locations in South Carolina, North Carolina, West Virginia, Virginia, Colorado and Ohio. The centers conduct sleep studies to determine whether patients suffer from sleep disorders and, if so, the severity of the condition. The most common sleep disorder, obstructive sleep apnea (or OSA), is a serious, though often undiagnosed health condition that afflicts more than 18 million adults in the United States. OSA sufferers stop breathing repeatedly during sleep in intervals that may last 10 seconds to a minute or longer. Key symptoms of OSA include daytime sleepiness, loud snoring, gasping or choking during sleep, and depression and irritability. OSA increases the risk of hypertension, heart disease, mood and memory problems. It also increases the risks of automobile crashes and other accidents. PSD's clinical staff is expertly trained in sleep disorders and works with physicians, neurologists, respiratory therapists, and clinicians utilizing state-of-the-art equipment to effectively diagnose and treat patients.

Our Medical Centers

At our medical centers, physicians who are our employees or independent contractors act as primary care physicians practicing in the area of general, family and internal medicine with medical specialty services provided in certain of our centers. A typical medical center is operated in an office space that ranges from 5,000 to 8,000 square feet although two of our medical centers comprise approximately 23,000 and 49,000 square feet of space. In addition, certain of our medical centers provide diagnostic imaging services. A medical center is typically staffed with approximately two to three physicians, and is open five days a week. The physicians we employ or with whom we contract are generally retained under written agreements that provide for a rolling one-year term, subject to earlier termination in some circumstances. Under our standard physician agreements we are responsible for providing our physicians with malpractice insurance coverage.

Our IPAs

We provide practice management assistance to IPAs. Our services include providing assistance with medical utilization management, pharmacy management and specialist network development. Additionally, we provide financial reports for our IPAs to further assist with their practices. These services currently relate primarily to those patients served by the IPAs who are enrolled in health plans offered by Humana, Vista and CarePlus Health Plans, Inc. ("CarePlus"). As of June 30, 2009, these IPAs provided services to approximately 1,400 patients on a risk basis and approximately 1,000 patients on a limited or non-risk basis.

Effective January 1, 2006, we entered into an Independent Practice Association Participation Agreement (the "Risk IPA Agreement") with Humana under which we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to certain IPAs practicing in Miami-Dade and Broward Counties, Florida. Effective November 1, 2007, we entered into an agreement with CarePlus under which we agreed to assume certain management responsibilities on a risk basis for CarePlus Medicare members assigned to certain IPAs practicing in Miami-Dade County, Florida. Under these two agreements, we receive a capitation fee established as a percentage of the premium that the health plans receive for those members who have selected the IPAs as their primary care physicians and assume responsibilities for the cost of substantially all medical services provided to these members, even those we do not provide directly. Effective January 1, 2008, we entered into an agreement with Vista under which we agreed to assume certain management responsibilities on a limited risk basis for Vista's Medicare members assigned to certain IPAs practicing in Miami-Dade and Broward Counties, Florida. Our IPAs practice primary care medicine on an outpatient basis in facilities similar to our medical centers. Our IPA physicians typically earn a capitated fee for the services they provide and may be entitled to obtain bonus distributions if they operate their practice in accordance with their negotiated contract. As of June 30, 2009, the IPAs provided services to or for approximately 2,100 Medicare and Medicaid patients enrolled in Humana, Vista and CarePlus managed care plans.

Medicare and Medicaid Considerations

In Fiscal 2009, approximately 91% and 7% of our revenue was generated by providing services to Medicare-eligible members and Medicaid-eligible members, respectively. The federal government and state governments, including Florida, from time to time explore ways to reduce medical care costs through Medicare and Medicaid reform, specifically, and through health care reform generally. Any changes that would limit, reduce or delay receipt of Medicare or Medicaid funding or any developments that would disqualify us from receiving Medicare or Medicaid funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition and cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

On January 1, 2006, the Medicare Prescription Drug Plan created by the Medicare Modernization Act became effective. As a result, our HMO affiliates have established or expanded prescription drug benefit plans for their Medicare Advantage members.

Under the terms of our risk arrangements, we are financially responsible for a substantial portion of the cost of the prescription drugs our patients receive, and, in exchange, our HMO affiliates have agreed to provide us with an additional per member capitated fee related to prescription drug coverage. However, there can be no assurance that the additional fee that we receive will be sufficient to reimburse us for the additional costs that we may incur under the Medicare Prescription Drug Plan.

In addition, the premiums our HMO affiliates receive from CMS for their Medicare Prescription Drug Plans are subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues as estimated in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our contracted HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustments, and a portion of each such HMO's estimated premium revenue adjustment is allocated to us. As a result, the revenues recognized under our risk arrangements with these HMOs are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. During Fiscal 2009, 2008 and 2007, our HMO affiliates allocated to us adjustments related to their risk corridor payments which had the effect of reducing our operating income by approximately $2.2 million, $3.1 million and $2.3 million, respectively.

The Medicare Prescription Drug Plan has also been subject to significant public criticism and controversy, and members of Congress have discussed possible changes to the program as well as ways to reduce the program's cost to the federal government. We cannot predict what impact, if any, these developments may have on the Medicare Prescription Drug Plan or on our future financial results.

Our HMO Affiliates

We currently have managed care agreements with several HMOs. Our most significant HMO affiliates are Humana, Vista and Wellcare. Under our risk agreements with Humana, Vista and Wellcare, we receive for our services capitated monthly payments per patient at a rate established by the contract. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. In Fiscal 2009, we generated approximately 72%, 18% and 8% of our revenue from contracts with Humana, Vista and Wellcare, respectively. We continually review and attempt to renegotiate the terms of our managed care agreements in an effort to obtain more favorable terms. We may selectively add new HMO affiliations, but we can provide no assurance that we will be successful in doing so. The loss of significant HMO contracts and/or the failure to regain or retain such HMO's patients or the related revenues without entering into new HMO affiliations could have a material adverse effect on our business, results of operations and financial condition.

Humana

We currently have three agreements with Humana under which we provide medical services to members of Humana's Medicare, Medicaid, commercial and other group health care plans; however, the majority of the revenue that we derive from our relationship with Humana is generated under two agreements, a Physician Practice Management Participation Agreement (the "Humana PPMP Agreement") and an Integrated Delivery System Participation Agreement (the "IDS Agreement"). Under these agreements we provide or arrange for the provision of covered medical services to each Humana member who selects one of our physicians as his or her primary care physician. We receive a capitated fee with respect to the patients assigned to us. For most of our Humana patients the capitated fee is a percentage of the premium that Humana receives with respect to those patients. These agreements are subject to Humana's changes to the covered benefits that it elects to provide to its members and other terms and conditions. We must also comply with the terms of Humana's policies and procedures, including Humana's policies regarding referrals, approvals and utilization management and quality assessment.

The term of the Humana PPMP Agreement extends through July 31, 2011, unless terminated earlier for cause, and, thereafter, the Humana PPMP Agreement renews for subsequent three-year terms unless either party provides 90-days written notice of its intent not to renew. The IDS Agreement extends through April 1, 2011 with automatic subsequent three-year renewal terms unless either party provides 180-days written notice of its intent not to renew. Each of these agreements provide Humana the right to immediately terminate the agreement, and/or any individual physician credentialed under the agreements, upon written notice, (i) if we and/or any of our physician's continued participation in the relevant agreement may affect adversely the health, safety or welfare of any Humana member; (ii) if we and/or any of our physician's continued participation in the relevant agreement may bring Humana or its health care networks into disrepute; (iii) in the event of one of our doctor's death or incompetence; (iv) if any of our physicians fail to meet Humana's credentialing criteria; (v) in accordance with Humana's policies and procedures, (vi) if we engage in or acquiesce to any act of bankruptcy, receivership or reorganization; or (vii) if Humana loses its authority to do business in total or as to any limited segment or business (but only to that segment). We and Humana may also each terminate these agreements upon 90 days' prior written notice (with an opportunity to cure, if possible) in the event of the other's material breach of the relevant agreement.

In some cases, Humana may provide 30 days' notice as to an amendment or modification of these agreements, including but not limited to, renegotiation of rates, covered benefits and other terms and conditions. Such amendments may include changes to the

compensation rates. If Humana exercises its right to amend these agreements upon 30 days' written notice, we may object to such amendment within the 30-day notice period. If we object to such amendment within the requisite time frame, Humana may terminate the relevant agreement upon 90 days' written notice.

The third agreement we have with Humana is the Risk IPA Agreement. Under the Risk IPA Agreement, we agreed to assume certain management responsibilities on a risk basis for Humana's Medicare and Medicaid members assigned to selected primary care physicians at eleven medical offices in Miami-Dade and Broward Counties, Florida in return for a capitated fee per patient. The capitated fee is based on a percentage of the premium that Humana receives with respect to that patient.

Vista

We provide medical services to members of Vista's Medicare, Medicaid, commercial and individual health care plans. Under our agreements with Vista, we provide or arrange for the provision of covered medical services to each Vista member who selects one of our physicians as his or her primary care physician. Under our two primary agreements with Vista, we receive a capitated fee with respect to the Vista patients assigned to us. For commercial and individual Vista patients the capitated fee is a fixed monthly payment per member. For Medicare and Medicaid patients the capitated fee is a percentage of the premium that Vista receives with respect to those patients. Our agreements with Vista are subject to Vista's changes to the covered benefits that Vista elects to provide to its members and other terms and conditions. We must also comply with the terms of Vista's policies and procedures, including Vista's policies regarding referrals, approvals and utilization management and quality assessment.

One of our two primary agreements with Vista expires on June 30, 2010 and the other expires on September 1, 2010 and each will automatically renew for successive one year periods unless either party provides the other with 60-days notice of its intent to terminate such agreement. Vista may terminate either of these agreements with us immediately if we materially breach the relevant agreement, provided that we are given an opportunity to cure such breach, and if we experience certain events of bankruptcy or insolvency. In addition, each of these agreements permits Vista to immediately terminate the agreement if Vista determines, in its sole reasonable discretion, that (i) our actions or inactions or those of our health care professionals are causing or may cause imminent danger to the health, safety or welfare of any Vista member; (ii) our or our health care professionals' licenses, DEA registrations, hospital staff privileges, rights to participate in the Medicare or Medicaid program or other accreditations are restricted, suspended or revoked or if any of our health care professionals voluntarily relinquish any of those credentials and we do not promptly terminate that professional; (iii) our health care professionals' ability to practice medicine is effectively impaired by an action of the Board of Medicine or other governmental agency; (iv) we are convicted of a criminal offense related to our involvement in Medicaid, Medicare or social service programs under Title XX of the Social Security Act; or (v) we or our medical professionals engaged in any other behavior or activity that could be hazardous or injurious to any Vista member.

Effective January 1, 2008, we entered into an agreement with Vista under which we agreed to assume certain management responsibilities on a limited risk basis for Vista's Medicare members assigned to certain IPAs practicing at ten medical offices in Miami-Dade and Broward Counties, Florida.

Wellcare

We are a party to two agreements with Wellcare under which we provide or arrange for the provision of medical services to each member of Wellcare's Medicare plans who selects one of our physicians as his or her primary care physician. One of these agreements, the Physician Provider Agreement, was initially entered into on September 1, 2004 as a non-risk arrangement and was amended effective March 1, 2007 to a risk arrangement under which we receive for our services a capitated fee with respect to the patients assigned to us. The capitated fee is a percentage of the premium that Wellcare receives with respect to those patients. This agreement has a one-year term and automatic subsequent one-year renewal terms, subject to certain termination provisions stipulated in the agreement. Under the risk arrangement we assume financial responsibility for the provision of all necessary medical care to our patients. Our other agreement with Wellcare, which is also a risk arrangement for Wellcare's Medicare members, expires November 1, 2009 with automatic subsequent one year renewal terms unless either party provides the other with 90-days notice of its intent to terminate.

We also have contracts with Wellcare and its affiliates for the provision of care for members of their Medicaid plans.

Under our agreements with Humana, Vista and Wellcare, there exist circumstances under which we could be obligated to continue to provide medical services to patients in our care following a termination of the applicable agreement. In certain cases, this obligation could require us to provide care to patients following the bankruptcy or insolvency of our HMO affiliate. Accordingly, our obligations to provide medical services to our patients (and the associated costs we incur) may not terminate at the time that our agreement with the HMO terminates, and we may not be able to recover our cost of providing those services from the HMO.

Compliance Program

We have implemented a compliance program intended to provide ongoing monitoring and reporting to detect and correct potential regulatory compliance problems but we cannot assure that it will detect or prevent all regulatory problems. The program establishes compliance standards and procedures for employees and agents. The program includes, among other things: written policies, including our Code of Conduct and Ethics; in-service training for our employees on topics such as insider trading, anti-kickback laws, Federal False Claims Act and Anti-Self Referral Act; and a "hot line" for employees to anonymously report violations.

Competition

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, the physician's demeanor and manner of engagement with the patient, and the HMOs that the physician is affiliated with. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

Government Regulation

General. Our business is primarily regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our members, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations.

A summary of the material aspects of the government regulations to which we are subject is set forth below. However, there can be no assurance that any such laws will not change or ultimately be interpreted in a manner inconsistent with our practices, and an adverse interpretation could have a material adverse effect on our operations, financial condition or cash flows.

Present and Prospective Federal and State Reimbursement Regulation. Our operations are affected on a day-to-day basis by numerous legislative, regulatory and industry-imposed operational and financial requirements, which are administered by a variety of federal and state governmental agencies as well as by self-regulatory associations and commercial medical insurance reimbursement programs. Our physicians must reassign their Medicare billing and collection rights to us. Accordingly, we have filed with Medicare the necessary applications for all our physicians to reassign their Medicare billing and collection rights to us.

Federal "Fraud and Abuse" Laws and Regulations. The Anti-Kickback Law makes it a criminal felony offense to knowingly and willfully offer, pay, solicit or receive remuneration in order to induce business for which reimbursement is provided under federal health care programs, including without limitation, the Medicare and Medicaid programs. Violations of these laws are punishable by monetary fines, civil and criminal penalties, exclusion from care programs and forfeiture of amounts collected in violation of such laws. The scope of prohibited payments in the Anti-Kickback Law is broad and includes economic arrangements involving hospitals, physicians and other health care providers, including joint ventures, space and equipment rentals, purchases of physician practices and management and personal services contracts. The Anti-Kickback Law provides for certain safe harbors to its prohibitions, however, failure to meet a safe harbor does not necessarily mean that an arrangement violates the Anti-Kickback Law. Rather, each arrangement must be analyzed based on its specific facts and the intent of the parties.

State Fraud and Abuse Regulations. Various states also have anti-kickback laws applicable to licensed health care professionals and other providers and, in some instances, applicable to any person engaged in the proscribed conduct. For example, the Florida "Patient Brokering Act" imposes criminal penalties, including jail terms and fines, for offering, soliciting, receiving or paying any commission, bonus, rebate, kickback, or bribe, directly or indirectly in cash or in kind, or engaging in any split-fee arrangement, in any form whatsoever, in return for the referral of patients or patronage from a health care provider or health care facility or in return for the acceptance or acknowledgement of treatment from a health care provider or health care facility. The Florida statutory provisions regulating the practice of medicine include similar language as grounds for disciplinary action against a physician.

Restrictions on Physician Referrals. Federal regulations under the Social Security Act that restrict physician referrals to health care entities with which they have financial relationships (commonly referred to as the "Stark Law") prohibit certain patient referrals by physicians. Specifically, the Stark Law prohibits a physician, or an immediate family member, who has a financial relationship with a health care entity, from referring Medicare or Medicaid patients with limited exceptions, to that entity for the

following "designated health services": clinical laboratory services, physical therapy services, occupational therapy services, speech-language pathology services, radiology services, including magnetic resonance imaging, computerized axial tomography scans and ultrasound services, speech-language pathology services, durable medical equipment and supplies, radiation therapy services and supplies, parenteral and enteral nutrients, equipment and supplies, prosthetics, orthotics and prosthetic devices, home health services, outpatient prescription drugs, and inpatient and outpatient hospital services. A financial relationship is defined to include an ownership or investment in, or a compensation relationship with, a health care entity. The Stark Law also prohibits a health care entity receiving a prohibited referral from billing the Medicare or Medicaid programs for any services rendered to a patient as a result of the prohibited referral. The Stark Law contains certain exceptions that protect parties from liability if the parties comply with all of the requirements of the applicable exception. The sanctions under the Stark Law include denial and refund of payments, civil monetary penalties and exclusions from participation in the Medicare and Medicaid programs.

Further, the Florida "Anti-Kickback" statute makes it unlawful for any health care provider to offer, pay, solicit or receive remuneration or payment by or on behalf of a provider of health care services or items to any person as an incentive or inducement to refer patients for past or future services or items, when the payment is not tax deductible as an ordinary and necessary expense. Violation of the Florida "Anti-Kickback" statute is a third degree felony. Unlike the federal Anti-Kickback Law, the Florida "Anti-Kickback" statute does not provide for safe harbors. Rather, each arrangement must be analyzed based on its facts and the intent of the parties.

The Florida Patient Self Referral Act of 1992 ("Florida Act") regulates patient referrals by a health care provider to certain providers of health care services in which the referring provider has an investment interest. Unlike the federal Stark regulations, the Florida act applies only to investment interests and does not affect compensation relationships between the referring provider and the entity to which the provider is referring patients. The penalties for breach of the Florida Act include denial and refund of claims payments and civil monetary penalties. Further, the Florida Act is not limited to referrals for items and services paid for by the Medicare or Medicaid programs.

Privacy Laws. The privacy, security and transmission of health information is subject to federal and state laws and regulations, including the Healthcare Insurance Portability and Accountability Act of 1996 ("HIPAA") and regulations enacted under HIPAA with respect to, among other things, the privacy of certain individually identifiable health information, the transmission of protected health information and standards for the security of electronic health information. Florida professional licensing statutes also include privacy laws specific to the profession. For example, there are certain privacy laws that apply to physicians and mental health professionals.

Corporate Practice of Medicine Doctrine. Many states prohibit business corporations from providing, or holding themselves out as a provider of medical care. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs (including Medicare and Medicaid), asset forfeitures and civil and criminal penalties. These laws vary from state to state, are often vague and loosely interpreted by the courts and regulatory agencies. Currently, we operate primarily in Florida, which does not have a corporate practice of medicine doctrine with respect to the types of physicians employed with us.

Clinic Regulation and Licensure. The State of Florida Agency for Health Care Administration requires us to license each of our medical centers. Each medical center must renew its health care clinic licensure bi-annually. Further, the Florida Health Care Clinic Act requires that clinics have a medical director and prohibits such medical director or any physician affiliated with the medical director's group practice from making referrals to the clinic if the clinic provides certain health care services, such as magnetic resonance imaging, static radiographs, computed tomography, or positron emission tomography. Violation of this prohibition against medical director referrals is a third degree felony.

Limitations on Contractual Joint Ventures. The Office of Inspector General ("OIG") issued a Special Advisory Bulletin raising concerns throughout the healthcare industry about the legality of a variety of provider joint ventures. The suspect arrangements involve a healthcare provider expanding into a related service line by contracting with an existing provider of that service to serve the providers existing patient population. In the OIG's view, the provider's share of the profits of the new venture constitutes remuneration for the referral of the provider's Medicare/Medicaid patients and thus may violate the federal Anti-kickback Statute.

Occupational Safety and Health Administration ("OSHA"). In addition to OSHA regulations applicable to businesses generally, we must comply with, among other things, the OSHA directives on occupational exposure to blood borne pathogens, the federal Needlestick Safety and Prevention Act, OSHA injury and illness recording and reporting requirements, federal regulations relating to proper handling of laboratory specimens, spill procedures and hazardous waste disposal, and patient transport safety requirements.

Environmental Regulations. Our clinics are required to comply with federal and state regulations applicable to the disposal of biomedical waste, the use of radiology and nuclear medicine, and the use of diagnostic imaging equipment.

Medicare Marketing Restrictions. As a health care provider, we are subject to federal marketing rules and regulations that limit, among other things, offering any gift or other inducement to Medicare beneficiaries to encourage them to come to us for their health care.

Sanctioned Parties. The Balanced Budget Act of 1997 ("BBA") includes provisions that allow for the temporary or permanent exclusion from participation in Medicare or any state health care program of any individual or entity who or which has been convicted of a health care related crime as well as specified. The BBA also provides for fines against any person that arranges or contracts with an excluded person for the provision of items or services.

Healthcare Reform. The federal government is currently focused on exploring ways to reduce medical care cost through Medicare reform and through healthcare reform, generally. Any changes that would limit, reduce or delay receipt of Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Due to the diverse range of proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

Health Care Professional Licensure and Supervision. Our physicians are subject to licensure requirements administered by the applicable Florida professional licensing board, including the Florida Board of Medicine and the Florida Board of Nursing. The failure of a health care professional to maintain a license with the applicable board could result in a shortage of health care providers and may trigger termination of one or more of our managed care agreements.

Employees

At June 30, 2009, we employed or contracted with approximately 610 individuals of whom approximately 65 are physicians in our medical centers.

Insurance

We rely on insurance to protect us from many business risks, including medical malpractice and "stop-loss" insurance. Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

In most cases, as is the trend in the health care industry, as insurance policies expire we may be required to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at http://www.sec.gov.

Our website address is www.continucare.com. We make available free of charge on or through our internet website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after such material has been filed with, or furnished to, the SEC. Information on our website does not constitute part of this Annual Report on Form 10-K.

ITEM 1A.RISK FACTORS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time

to time by us or by our authorized officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should note that forward-looking statements in this document speak only as of the date of this Annual Report on Form 10-K and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include the following:

Risks related to our business

Our operations are dependent on three health maintenance organizations.

We derive substantially all of our revenues under our managed care agreements with three HMOs, Humana, Vista and Wellcare. In Fiscal 2009, we generated approximately 72%, 18% and 8% of our revenues from contracts with Humana, Vista and Wellcare, respectively. These agreements have terms ranging from one to three years, with automatic renewal terms unless a party provides prior notice of its intention not to renew. These agreements also provide the HMOs with the right to terminate an agreement prior to the expiration of the term upon the occurrence of specified events. Accordingly, there is no assurance that these agreements will remain in effect. The loss of our managed care agreements with these HMOs, particularly Humana or Vista or significant reductions in payments to us under these contracts could have a material adverse effect on our business, financial condition and results of operations.

Under our most important contracts we are responsible for the cost of medical services to our patients in return for a capitated fee.

Our most important contracts with Humana, Vista and Wellcare are risk agreements under which we receive for our services fixed monthly payments per patient at a rate established by the contract, also called a capitated fee. In return, we assume full financial responsibility for the provision of all necessary medical care to our patients, even services we do not provide directly. Accordingly, we will be unable to adjust the revenues we receive under those contracts and, if medical claims expense exceeds our estimates, our profits may decline. Relatively small changes in the ratio of our health care expenses to capitated revenues we receive can create significant changes in our financial results.

Our revenues will be affected by the Medicare Risk Adjustment program.

The majority of patients to whom we provide care are Medicare-eligible and participate in the Medicare Advantage program. CMS implemented its Medicare Risk Adjustment project whereby it transitioned its premium calculation methodology to a new system that takes into account the health status of Medicare Advantage participants in determining premiums paid for each participant, rather than only considering demographic factors, as was historically the case. Beginning January 1, 2004, the new risk adjustment system required that ambulatory data be incorporated into the premium calculation, starting from a blend consisting of a 30% risk adjustment payment and the remaining 70% based on demographic factors. For 2005, the blend of risk adjustment payments and demographic factors were given equal weight. For 2006, the blend consisted of a 75% risk adjustment payment and 25% based on demographic factors. For 2007, 2008 and 2009, the premium calculation is 100% based on risk adjustment payments.

We believe the risk adjustment methodology has generally increased our revenues per patient to date but cannot assure what future impact this risk adjustment methodology will continue to have on our business, results of operations, or financial condition. It is also possible that the risk adjustment methodology may result in fluctuations in our revenues from year to year.

CMS has announced that it will perform audits of selected Medicare Advantage plans to validate the provider coding practices under the risk-adjustment methodology used to reimburse Medicare Advantage plans. These audits will involve a comprehensive review of medical records and the first of such audits will focus on risk-adjustment data for 2006 used to determine 2007 payment amounts. We are unable to predict the outcome of these audits, or whether these audits would ultimately result in a payment adjustment to us. If a payment adjustment occurs as a result of these audits, any such adjustment could have a material adverse effect on our results of operations, financial position, and cash flows.

If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced.

We cannot be profitable if our costs of providing the required medical services exceed the revenues that we derive from those services. However, our most important contracts with Humana, Vista and Wellcare require us to assume full financial responsibility for the provision of all necessary medical care in return for a capitated fee per patient at a rate established by the

contract. Accordingly, as the costs of providing medical services to our patients under those contracts increases, the profits we receive with respect to those patients' decreases. If the cost of providing medical services to our patients under those contracts exceeds our estimates or if we are not able to properly manage our services, our business, results of operations, financial condition and ability to satisfy our obligations could be adversely affected.

A failure to estimate incurred but not reported medical benefits expense accurately will affect our profitability.

Our medical benefits expense includes estimates of medical claims incurred but not reported, or IBNR. We estimate our medical cost liabilities using actuarial methods based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors. Actual conditions, however, could differ from those assumed in the estimation process. Due to the inherent uncertainties associated with the factors used in these assumptions, materially different amounts could be reported in our financial statements for a particular period under different possible conditions or using different, but still reasonable, assumptions. Adjustments, if necessary, are made to medical benefits expense when the criteria used to determine IBNR change and when actual claim costs are ultimately determined. Although we believe our past estimates of IBNR have been adequate, they may prove to have been inadequate in the future and our future estimates may not be adequate, any of which would adversely affect our results of operations and cash flows. Further, our inability to estimate IBNR accurately may also affect our ability to take timely corrective actions, further exacerbating the extent of any adverse effect on our results of operations.

We compete with many health care providers for patients and HMO affiliations.

The health care industry is highly competitive. We compete for patients with many other health care providers, including local physicians and practice groups as well as local, regional and national networks of physicians and health care companies. We believe that competition for patients is generally based upon the reputation of the physician treating the patient, the physician's expertise, and the physician's demeanor and manner of engagement with the patient, and the HMOs with which the physician is affiliated. We also compete with other local, regional and national networks of physicians and health care companies for the services of physicians and for HMO affiliations. Some of our competitors have greater resources than we do, and we may not be able to continue to compete effectively in this industry. Further, additional competitors may enter our markets, and this increased competition may have an adverse effect on our revenues.

We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals.

We depend on our physicians and other medical professionals to provide medical services to our managed care patients and independent physicians contracting with us to participate in provider networks we develop or manage. We compete with general acute care hospitals and other health care providers for the services of medical professionals. In addition, the reputation, expertise and demeanor of our physicians and other medical professionals are instrumental to our ability to attract patients. Demand for physicians and other medical professionals are high and such professionals often receive competing offers. If we are unable to successfully recruit and retain medical professionals our ability to successfully implement our business strategy could suffer. No assurance can be given that we will be able to continue to recruit and retain a sufficient number of qualified physicians and other medical professionals.

Our business exposes us to the risk of medical malpractice lawsuits.

Our business entails an inherent risk of claims against physicians for professional services rendered to patients, and we periodically become involved as a defendant in medical malpractice lawsuits. Medical malpractice claims are subject to the attendant risk of substantial damage awards. Although we maintain insurance against these claims, if liability results from any of our pending or any future medical malpractice claims, there can be no assurance that our medical malpractice insurance coverage will be adequate to cover liability arising out of these proceedings or that as a result of such liability we will be able to renew our medical malpractice insurance coverage on acceptable terms, if at all. There can be no assurance that pending or future litigation will not have a material adverse affect on us or that liability resulting from litigation will not exceed our insurance coverage.

We primarily operate in Florida.

Our revenues are primarily derived from our operations in Florida. Adverse economic, regulatory, or other developments in Florida (including hurricanes) could have a material adverse effect on our financial condition or results of operations. In the event that we expand our primary operations into new geographic markets, we will need to establish new relationships with physicians and other health care providers. In addition, we will be required to comply with laws and regulations of states that differ from the ones in which we currently operate, and may face competitors with greater knowledge of such local markets. There can be no assurance that we will be able to establish relationships, realize management efficiencies or otherwise establish a presence in new geographic markets.

A significant portion of our voting power is concentrated.

One of our directors, Dr. Phillip Frost, and entities affiliated with him, beneficially owned approximately 44% of our outstanding common stock as of August 31, 2009. Based on the significant beneficial ownership of our common stock by Dr. Frost, other shareholders have limited ability to influence corporate actions requiring shareholder approval, including the election of directors. Dr. Frost may exert significant influence over any actions requiring shareholder approval. This influence may make us less attractive as a target for a takeover proposal. It may also make it more difficult to discourage a merger proposal that Dr. Frost favors or to wage a proxy contest for the removal of incumbent directors. As a result, this may deprive the holders of our common stock of an opportunity they might otherwise have to sell their shares at a premium over the prevailing market price in connection with a merger or acquisition of us or with or by another company.

We are dependent on our executive officers and other key employees.

Our operations are highly dependent on the efforts of our Chief Executive Officer and our other key employees. Our executive officers and key employees do not have employment agreements with us, but are instead employed on an "at will" basis. While we believe that we could find replacements, the loss of any of their leadership, knowledge and experience could negatively impact our operations. Replacing any of our executive officers or key employees might be difficult or take an extended period of time because a limited number of individuals in the managed care industry have the breadth and depth of skills and experience necessary to operate a business such as ours. Our success is also dependent on our ability to hire and retain qualified management, technical and medical personnel. We may be unsuccessful in recruiting and retaining such personnel, which could negatively impact our operations.

We depend on the management information systems of our affiliated HMOs.

Our operations are dependent on the management information systems of the HMOs with which we contract. Our affiliated HMOs provide us with certain financial and other information, including reports and calculations of costs of services provided and payments to be received by us. Both the software and hardware our HMO affiliates use to provide us with that information have been subject to rapid technological change. Because we rely on this technology but do not own or have direct access to it, we have limited ability to ensure that it is properly maintained, serviced and updated. In addition, information systems such as these may be vulnerable to failure, acts of sabotage such as "hacking", and obsolescence. If our principal HMO affiliates were to temporarily or permanently lose the use of the information systems that provide us with the information on which we depend or the underlying patient and physician data, our business and results of operations could be materially and adversely affected. Because our HMO affiliates generate certain of the information on which we depend, we have less control over the manner in which that information is generated than we would if we generated the information internally.

We depend on our information processing systems.

Our information processing systems allow us to monitor the medical services we provide to patients. They also enable us to provide our HMO affiliates with information they use to calculate the payments due to us. For example, revenue we are entitled to receive under our HMO agreements is dependent, in part, on the health status of our patients and demographic factors, and we rely on our information processing systems to compile all or a portion of that data. The failure to accurately and timely provide that data to our HMO affiliates could impact the revenue we receive for our patients. These systems are vital to our growth. Although we license most of our information processing systems from third-party vendors we believe to be reliable, we developed certain elements of our information processing systems internally. Our current systems may not perform as expected or provide efficient operational solutions if:

- we fail to adequately identify or are unsuccessful in implementing solutions for our information and processing needs;
- our processing or information systems fail; or
- we fail to upgrade systems as necessary.

Volatility of our stock price could adversely affect you.

The market price of our common stock could fluctuate significantly as a result of many factors, including factors that are beyond our ability to control or foresee. These factors include:

- state and federal budget decreases;
- adverse publicity regarding HMOs and other managed care organizations;
- government action regarding eligibility;
- changes in government payment levels;
- changes in state mandatory programs;

- changes in expectations of our future financial performance or changes in financial estimates, if any, of public market analysts;
- announcements relating to our business or the business of our competitors;
- conditions generally affecting the managed care industry or our provider networks;
- the success of our operating strategy;
- the operating and stock price performance of other comparable companies;
- the termination of any of our contracts;
- regulatory or legislative changes;
- acts of war or terrorism or an increase in hostilities in the world; and
- general economic conditions, including inflation and unemployment rates.

A failure to successfully implement our business strategy could materially and adversely affect our operations and growth opportunities.

Our business strategy is to increase patient volume at our existing medical centers; selectively expand our network to include additional medical centers or other medical facilities and to penetrate new geographic markets; further develop our IPA management activities; and selectively expand our operations into other areas in which we believe we can leverage our expertise in order to establish additional sources of revenue. Our ability to achieve our business strategy is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not lead to improved operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy could materially and adversely affect our results of operations and growth opportunities.

Our intangible assets represent a substantial portion of our total assets.

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, of approximately $78.5 million, which represented approximately 63% of our total assets at June 30, 2009. The most significant component of our intangible assets consists of intangible assets recorded as a result of the Acquisition, which increased goodwill by approximately $58.9 million and other intangible assets by approximately $5.3 million at June 30, 2009.

We are required to review our intangible assets, including our goodwill, for impairment on an annual basis or more frequently if certain indicators of permanent impairment arise. Because we report as a single segment of business, we perform our impairment test on an enterprise level. In performing the impairment test, we compare the then-current market price of our outstanding shares of common stock to the current value of our total net assets, including goodwill and intangible assets. Should we determine that an indicator of impairment has occurred we would be required to perform an additional impairment test. Indicators of impairment include, among other things:

- a significant adverse change in legal factors or the business climate;
- the loss of a key HMO contract;
- an adverse action by a regulator;
- unanticipated competition;
- loss of key personnel; or
- allocation of goodwill to a portion of business that is to be sold.

Depending on the market value of our common stock at the time that an impairment test is required, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. The market price of our common stock can fluctuate significantly because of many factors, including factors that are beyond our ability to control or foresee and which, in some cases, may be wholly unrelated to us or our business. As a result, fluctuations in the market price of our common stock, even those wholly unrelated to us or our business may result in us incurring an impairment charge relating to the write-off of our intangible assets. Such a write-off could have a material adverse effect on our results of operations and a further adverse impact on the market price of our common stock.

Competition for acquisition targets and acquisition financing and other factors may impede our ability to acquire other businesses and may inhibit our growth.

We anticipate that a portion of our future growth may be accomplished through acquisitions. The success of this strategy depends upon our ability to identify suitable acquisition candidates, reach agreements to acquire these companies, obtain necessary financing on acceptable terms and successfully integrate the operations of these businesses. In pursuing acquisition and investment opportunities, we may compete with other companies that have similar growth strategies. Some of these competitors are larger and

have greater financial and other resources than we have. This competition may prevent us from acquiring businesses that could improve our growth or expand our operations.

Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences.

As part of our growth strategy, we plan to continue to evaluate potential business acquisition opportunities that we anticipate will provide new product and market opportunities, benefit from and maximize our existing assets and add critical mass. Any such acquisitions would require us to integrate the technology, products and services, operations, systems and personnel of the acquired businesses with our own and to attempt to grow the acquired businesses as part of our company. The successful integration of businesses we have acquired and may acquire in the future is critical to our future success, and if we are unsuccessful in integrating these businesses, our operations and financial results could suffer. The risks and challenges associated with the acquisition and integration of an acquired business include, but are not limited to, the following:

- we may be unable to centralize and consolidate our financial, operational and administrative functions with those of the businesses we acquire;
- our management's attention may be diverted from other business concerns;
- we may be unable to retain and motivate key employees of an acquired company;
- litigation, indemnification claims and other unforeseen claims and liabilities may arise from the acquisition or operation of acquired businesses;
- the costs necessary to complete integration may exceed our expectations or outweigh some of the intended benefits of the transactions we complete;
- we may be unable to maintain the patients or goodwill of an acquired business; and
- the costs necessary to improve the operating systems and services of an acquired business may exceed our expectations.

Risks related to our industry

Health care reform initiatives, particularly changes to the Medicare system, could adversely affect our operations.

Substantially all of our revenues from continuing operations are based upon Medicare funded programs. The President and both houses of Congress are currently engaged in active debate concerning the reformation of the structure and funding for the U.S. healthcare system, including the Medicare program. Although none of the bills currently being considered have become law, various proposals contain items that would have a material adverse impact on Medicare Advantage funding. We are not able to predict with any certainty what provisions will become law, if any. However, any changes in the Medicare program that would limit, reduce or delay receipt of Medicare funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows. Also, changes in the Medicaid program that would limit, reduce or delay receipt of Medicaid funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition or cash flows.

A decrease to our Medicare capitation payments may have a material adverse effect on our results of operations, financial position and cash flows.

CMS recently announced that it will reduce Medicare Advantage premiums effective January 2010. Based on information received from our HMO affiliates and CMS, we believe that the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients will decrease by approximately 5% effective January 1, 2010 without taking into account any adjustments resulting from changes in Medicare risk adjustment scores. We anticipate that our HMO affiliates will address this premium reduction by reducing plan benefits. There is, however, no assurance that our Medicare capitation payments will decrease by this amount. A decrease to our Medicare capitation payment may have a material adverse effect on our results of operations, financial position and cash flows.

We are subject to government regulation.

Our primary business is regulated by the federal government and the State of Florida. The laws and regulations governing our operations are generally intended to benefit and protect health plan members and providers rather than our shareholders. The government agencies administering these laws and regulations have broad latitude to enforce them. These laws and regulations, along with the terms of our contracts, regulate how we do business, what services we offer, and how we interact with our patients, other providers and the public. We are subject to various governmental reviews, audits and investigations to verify our compliance with our contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

- forfeiture of amounts we have been paid;
- imposition of civil or criminal penalties, fines or other sanctions on us;
- loss of our right to participate in government-sponsored programs, including Medicare and Medicaid;
- damage to our reputation in various markets;
- increased difficulty in hiring or retaining qualified medical personnel or marketing our products and services; and
- loss of one or more of our licenses to provide health care services.

Any of these events could reduce our revenues and profitability and otherwise adversely affect our operating results.

The health care industry is subject to continued scrutiny.

The health care industry, generally, and HMOs specifically, have been the subject of increased government and public scrutiny in recent years, which has focused on the appropriateness of the care provided, referral and marketing practices and other matters. Increased media and public attention has focused on the outpatient services industry in particular as a result of allegations of fraudulent practices related to the nature and duration of patient treatments, illegal remuneration and certain marketing, admission and billing practices by certain health care providers. The alleged practices have been the subject of federal and state investigations, as well as other legal proceedings. There can be no assurance that we or our HMO affiliates will not be subject to federal or state review from time to time, and any such investigation could adversely impact our business or results of operations, even if we are not ultimately found to have violated the law.

Our insurance coverage may not be adequate, and rising insurance premiums could negatively affect our profitability.

We rely on insurance to protect us from many business risks, including, "stop loss" insurance. In most cases, as is the trend in the health care industry, as insurance policies expire, we may only be able to procure policies with narrower coverage, more exclusions and higher premiums. In some cases, coverage may not be available at any price. There can be no assurance that the insurance that we maintain and intend to maintain will be adequate, or that the cost of insurance and limitations in coverage will not adversely affect our business, financial position or results of operations.

Deficit spending and economic downturns could negatively impact our results of operations.

Adverse developments in the economy often result in decreases in the federal budget and associated changes in the federal government's spending priorities. We are presently in a period of deficit spending by the federal government, and those deficits are expected to continue for at least the next several years. Continued deficit spending by the federal government could lead to increased pressure to reduce governmentally funded programs such as Medicare and Medicaid. If governmental funding of the Medicare or Medicaid programs was reduced without a counterbalancing adjustment in the benefits offered to patients, our results of operations could be negatively impacted. In addition, decreases in state budgets and associated changes in state spending could negatively affect our profitability.

Many factors that increase health care costs are largely beyond our ability to control.

Increased utilization or unit cost, competition, government regulations and many other factors may, and often do, cause actual health care costs to increase and these cost increases can adversely impact our profitability. These factors may include, among other things:

- increased use of medical facilities and services, including prescription drugs and doctors' office visits;
- increased cost of such services;
- new benefits to patients added by the HMOs to their covered services, whether as a result of the Medicare Modernization Act or otherwise;
- changes or reductions of our utilization management functions such as preauthorization of services, concurrent review or requirements for physician referrals;
- catastrophes (including hurricanes), epidemics or terrorist attacks;
- the introduction of new or costly treatments, including new technologies;
- new government mandated benefits or other regulatory changes; and
- increases in the cost of "stop loss" or other insurance.

Many of these factors are beyond our ability to control or predict.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 9,800 square feet of corporate office space in Miami, Florida under a lease expiring in December 2009 with average annual base lease payments of approximately $14,000.

Of the 18 medical centers that we operated as of June 30, 2009, five are leased from independent landlords, one is leased from a landlord affiliated with certain of the principal owners of the MDHC Companies, and ten are leased from Humana. The leases with Humana are tied to our managed care arrangement. We also own a facility in Hialeah, Florida, comprising approximately 49,000 square feet of medical office and administrative space and a 7,000 square foot medical facility in Homestead, Florida.

ITEM 3. LEGAL PROCEEDINGS

We are involved in legal proceedings incidental to our business that arise from time to time in the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. We record an accrual for claims related to legal proceedings, which includes amounts for insurance deductibles and projected exposure, based on our estimate of the ultimate outcome of such claims. We do not believe that the ultimate resolution of these matters will have a material adverse effect on our business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our business, results of operations, financial condition, cash flow, and prospects.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during the fourth quarter of the fiscal year ended June 30, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the NYSE Amex, formerly the American Stock Exchange ("NYSE Amex"), under the symbol "CNU". The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of NYSE Amex for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2009:		
Quarter Ended June 30, 2009	$ 2.55	$ 1.71
Quarter Ended March 31, 2009	2.12	1.57
Quarter Ended December 31, 2008	2.63	1.53
Quarter Ended September 30, 2008	2.67	2.06
Fiscal Year 2008		
Quarter Ended June 30, 2008	$ 2.79	$ 1.04
Quarter Ended March 31, 2008	2.68	1.70
Quarter Ended December 31, 2007	2.90	2.16
Quarter Ended September 30, 2007	3.10	2.08

As of the close of business on August 31, 2009, there were approximately 119 record holders of our common stock. We have not declared or paid dividends on our common stock and do not contemplate declaring or paying dividends in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of June 30, 2009, with respect to all of our compensation plans under which equity securities are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by stockholders	6,296,304	$ 2.00	1,288,417
Equity compensation plans not approved by stockholders	–	–	–
	6,296,304		1,288,417

Performance Graph

Set forth below is a line graph comparing the cumulative total shareholder return on Continucare's common stock against the cumulative total return of the NYSE Amex Composite Index and the NASDAQ Health Services Index for the period from June 30, 2004 to June 30, 2009, based on a $100 investment.





*$100 invested on 6/30/04 in stock or index, including reinvestment of dividends.
Fiscal year ending June 30.

	Cumulative Total Return					
	6/04	6/05	6/06	6/07	6/08	6/09
Continucare Corporation	100.00	127.60	153.65	160.94	121.35	121.35
NYSE Amex Composite	100.00	131.88	164.58	205.93	204.46	151.95
NASDAQ Health Services	100.00	125.34	121.93	135.51	105.84	85.29

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In November 2008 and March 2009, we increased our previously announced stock repurchase program to authorize the repurchase of an additional 2,500,000 and 2,500,000 shares of common stock, respectively, bringing the total number of shares of common stock authorized for repurchase under the program to 15,000,000 shares. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. The stock repurchase program was originally approved by the Board of Directors in February 2005. There is no expiration date specified for this program. During the three months ended June 30, 2009, we did not repurchase any shares of our common stock.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is our selected historical consolidated financial data as of and for Fiscal 2009, 2008, 2007, 2006 and 2005 that has been derived from our audited consolidated financial statements. The selected historical consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and accompanying notes included elsewhere herein.

CONSOLIDATED STATEMENTS OF OPERATIONS DATA:

	For the Year Ended June 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Revenue	$ 281,270,360	$254,440,048	$217,146,287	$ 132,990,912	$ 112,231,113
Operating expenses:					
Medical services:					
Medical claims	199,167,856	181,097,183	161,153,828	97,781,447	81,104,665
Other direct costs	28,456,121	26,942,472	22,919,746	13,137,396	12,648,297
Total medical services	227,623,977	208,039,655	184,073,574	110,918,843	93,752,962
Administrative payroll and employee benefits	12,655,975	12,119,139	9,192,670	6,538,295	5,107,672
General and administrative	16,261,750	16,413,801	13,990,439	7,584,205	7,059,602
Gain on extinguishment of debt	–	–	–	–	(3,000,000)
Total operating expenses	256,541,702	236,572,595	207,256,683	125,041,343	102,920,236
Income from operations	24,728,658	17,867,453	9,889,604	7,949,569	9,310,877
Other income (expense):					
Interest income	174,039	602,826	356,192	331,001	108,000
Interest expense	(21,255)	(67,898)	(49,746)	(12,870)	(702,946)
Income before income tax provision (benefit)	24,881,442	18,402,381	10,196,050	8,267,700	8,715,931
Income tax provision (benefit)	9,600,321	7,132,727	3,892,605	2,930,161	(7,175,561)
Net income	$ 15,281,121	$ 11,269,654	$ 6,303,445	$ 5,337,539	$ 15,891,492
Net income per common share:					
Basic	$ .25	$ .16	$ .10	$ .11	$ .32
Diluted	$ .24	$ .16	$ .10	$ .10	$ .31

CONSOLIDATED BALANCE SHEET DATA:	As of June 30,				
	2009	**2008**	**2007**	**2006**	**2005**
Total assets	$ 125,303,386	$118,490,304	$116,937,548	$ 41,994,347	$ 34,137,935
Long-term obligations, including current portion	$ 204,985	$ 196,379	$ 331,319	$ 195,819	$ 107,710

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report on Form 10-K. We are a provider of primary care physician services. Through our network of 18 medical centers, we provide primary care medical services on an outpatient basis. We also provide practice management services to IPAs at 21 medical offices. All of our medical centers and IPAs are located in Miami-Dade, Broward and Hillsborough Counties, Florida. As of June 30, 2009, we provided services to or for approximately 25,800 patients on a risk basis and approximately 8,800 patients on a limited or non-risk basis. Additionally, we also provided services to over 4,000 patients as of June 30, 2009 on a non-risk fee-for-service basis. In Fiscal 2009, approximately 91% and 7% of our revenue was generated by providing services to Medicare-eligible and Medicaid-eligible members, respectively, under risk agreements that require us to assume

responsibility to provide and pay for all of our patients' medical needs in exchange for a capitated fee, typically a percentage of the premium received by an HMO from various payor sources.

Effective October 1, 2006, we completed the acquisition of the MDHC Companies. Accordingly, the revenues, expenses and results of operations of the MDHC Companies have been included in our consolidated statements of income from the date of acquisition. See Note 3 to the consolidated financial statements included elsewhere in this Annual Report on Form 10-K for unaudited pro forma financial information for Fiscal 2007 presenting our operating results as though the Acquisition occurred at the beginning of the fiscal year.

Medicare and Medicaid Considerations

Substantially all of our revenue is generated by providing services to Medicare-eligible members and Medicaid-eligible members. The federal government and state governments, including Florida, from time to time explore ways to reduce medical care costs through Medicare and Medicaid reform, specifically, and through health care reform generally. Any changes that would limit, reduce or delay receipt of Medicare or Medicaid funding or mandate increased benefit levels or any developments that would disqualify us from receiving Medicare or Medicaid funding could have a material adverse effect on our business, results of operations, prospects, financial results, financial condition and cash flows. Due to the diverse range of medical care related proposals put forth and the uncertainty of any proposal's adoption, we cannot predict what impact any Medicare reform proposal ultimately adopted may have on our business, financial position or results of operations.

CMS recently announced that it will reduce Medicare Advantage premiums effective January 2010. Based on information received from our HMO affiliates and CMS, we believe that the capitation payments we receive under our percentage of premium arrangements with our HMO affiliates for our Medicare Advantage patients will decrease by approximately 5% effective January 1, 2010 without taking into account any adjustments resulting from changes in Medicare risk adjustment scores. We anticipate that our HMO affiliates will address this premium reduction by reducing plan benefits. In an effort to further mitigate the effects of this premium reduction, we will seek to improve medical claims expense management and pursue other cost reduction strategies. There is, however, no assurance that our Medicare capitation payments will decrease by this amount or that the HMO benefit reductions or our cost reduction strategies will mitigate the Medicare Advantage premium reduction. Failure to mitigate the effects of the Medicare Advantage premium reduction may have a material adverse effect on our results of operations, financial position and cash flows.

On January 1, 2006, the Medicare Prescription Drug Plan created by the Medicare Modernization Act became effective. As a result, our HMO affiliates have established or expanded prescription drug benefit plans for their Medicare Advantage members. Under the terms of our risk arrangements, we are financially responsible for a substantial portion of the cost of the prescription drugs our patients receive, and, in exchange, our HMO affiliates have agreed to provide us with an additional per member capitated fee related to prescription drug coverage. However, there can be no assurance that the additional fee that we receive will be sufficient to reimburse us for the additional costs that we may incur under the new Medicare Prescription Drug Plan.

In addition, the premiums our HMO affiliates receive from the Centers for Medicare and Medicaid Services ("CMS") for their Medicare Prescription Drug Plans is subject to periodic adjustment, positive or negative, based upon the application of risk corridors that compare their plans' revenues targeted in their bids to actual prescription drug costs. Variances exceeding certain thresholds may result in CMS making additional payments to the HMOs or require the HMOs to refund to CMS a portion of the payments they received. Our contracted HMO affiliates estimate and periodically adjust premium revenues related to the risk corridor payment adjustment, and a portion of the HMO's estimated premium revenue adjustment is allocated to us. As a result, the revenues recognized under our risk arrangements with our HMO affiliates are net of the portion of the estimated risk corridor adjustment allocated to us. The portion of any such risk corridor adjustment that the HMOs allocate to us may not directly correlate to the historical utilization patterns of our patients or the costs that we may incur in future periods. Our HMO affiliates allocated to us adjustments related to their risk corridor payments which had the effect of reducing our operating income by approximately $2.2 million, $3.1 million and $2.3 million, respectively, during Fiscal 2009, 2008 and 2007, respectively.

The Medicare Prescription Drug Plan has also been subject to significant public criticism and controversy, and members of Congress have discussed possible changes to the program as well as ways to reduce the program's cost to the federal government. We cannot predict what impact, if any, these developments may have on the Medicare Prescription Drug Plan or on our future financial results.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements and accompanying notes, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements and accompanying notes requires us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Certain of the amounts recorded on our financial statements could change materially under different, yet still reasonable, estimates and assumptions. We base our

estimates and assumptions on historical experience, knowledge of current events and expectations of future events, and we continuously evaluate and update our estimates and assumptions. However, our estimates and assumptions may ultimately prove to be incorrect or incomplete and, as a result, our actual results may differ materially from those previously reported. We believe the following critical accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Under our risk contracts with HMOs, we receive a percentage of premium or other capitated fee for each patient that chooses one of our physicians as their primary care physician. Revenue under these agreements is generally recorded in the period we assume responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, CMS periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO.

Under our risk agreements, we assume responsibility for the cost of all medical services provided to the patient, even those we do not provide directly, in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care, our revenue under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, we recognize losses on our prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2009 because we have the right to terminate unprofitable physicians and close unprofitable centers under our managed care contracts.

Under our limited risk and non-risk contracts with HMOs, we receive a capitation fee or management fee based on the number of patients for which we are providing services on a monthly basis. Under our limited risk contracts, we also receive a percentage of the surplus generated as determined by the respective contract. The fees and our portion of the surplus generated under these arrangements are recorded as revenue in the period in which services are provided as determined by the respective contract.

Payments under both our risk contracts and our non-risk contracts (for both the Medicare Advantage program as well as Medicaid) are also subject to reconciliation based upon historical patient enrollment data. We record any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO or the applicable governmental body.

Medical Claims Expense Recognition

The cost of health care services provided or contracted for is accrued in the period in which the services are provided. This cost includes our estimate of the related liability for medical claims incurred in the period but not yet reported, or IBNR. The liability for IBNR is presented in the balance sheet netted against amounts due from HMOs. Changes in this estimate can materially affect, either favorably or unfavorably, our results from operations and overall financial position.

We develop our estimate of IBNR primarily based on historical claims incurred per member per month. We adjust our estimate if we have unusually high or low inpatient utilization or if benefit changes provided under the HMO plans are expected to significantly increase or reduce our claims exposure. We also adjust our estimate for differences between the estimated claims expense recorded in prior months to actual claims expense as claims are paid by the HMO and reported to us. We use an actuarial analysis as an additional tool to further corroborate our estimate of IBNR.

Based on our analysis as of June 30, 2009, we recorded a liability of $23.7 million for IBNR which was relatively unchanged from the liability of $23.9 million recorded as of June 30, 2008. The liability of $23.9 million recorded as of June 30, 2008 was relatively unchanged from the liability of $23.6 million recorded as of June 30, 2007.

Consideration of Impairment Related to Goodwill and Other Intangible Assets

Our balance sheet includes intangible assets, including goodwill and other separately identifiable intangible assets, of approximately $78.5 million, which represented approximately 63% of our total assets at June 30, 2009. The most significant component of the intangible assets consists of the intangible assets recorded in connection with the Acquisition. The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million, resulting in goodwill totaling $58.9 million.

Under Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", goodwill and intangible assets with indefinite useful lives are no longer amortized, but are reviewed for impairment on an annual basis or more frequently if certain indicators of impairment arise. Intangible assets with definite useful lives are amortized over their respective useful lives to their estimated residual values and also reviewed for impairment annually or more frequently if certain indicators of impairment arise. Indicators of impairment include, among other things, a significant adverse change in legal factors or the business climate, the loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, and the loss of key personnel or allocation of goodwill to a portion of business that is to be sold.

Because we operate in a single segment of business, we have determined that we have a single reporting unit and we perform our impairment test for goodwill on an enterprise level. In performing the impairment test, we compare the total current market value of all of our outstanding common stock to the current carrying value of our total net assets, including goodwill and intangible assets. Depending on the market value of our common stock at the time that an impairment test is required, we may also perform other valuation techniques to measure market value before reaching a conclusion that impairment exists. Depending on the outcome of our analyses, there is a risk that a portion of our intangible assets would be considered impaired and must be written-off during that period. We completed our annual impairment test as of May 1, 2009, and determined that no impairment existed. In addition, no indicators of impairment were noted and accordingly, no impairment charges were required at June 30, 2009. Should we later determine that an indicator of impairment exists, we would be required to perform an additional impairment test.

Realization of Deferred Income Tax Assets

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") which requires that deferred income tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires that deferred income tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred income tax asset will not be realized.

As part of the process of preparing our consolidated financial statements, we estimate our income taxes based on our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. We also recognize as deferred income tax assets the future tax benefits from net operating loss carryforwards. We evaluate the realizability of these deferred income tax assets by assessing their valuation allowances and by adjusting the amount of such allowances, if necessary. Among the factors used to assess the likelihood of realization are our projections of future taxable income streams, the expected timing of the reversals of existing temporary differences, and the impact of tax planning strategies that could be implemented to avoid the potential loss of future tax benefits. However, changes in tax codes, statutory tax rates or future taxable income levels could materially impact our valuation of income tax accruals and assets and could cause our provision for income taxes to vary significantly from period to period. At June 30, 2009, we had deferred income tax liabilities in excess of deferred income tax assets of approximately $3.5 million.

Share-Based Payment

We apply the provisions of SFAS No. 123 (R), "Share-Based Payment" ("SFAS 123 (R)"). SFAS 123(R) requires that the costs relating to stock-based payment transactions be recognized in the financial statements over the period services are rendered according to the fair value of the stock-based awards issued.

We have elected to calculate the fair value of our employee stock options using the Black-Scholes option pricing model. Using this model we calculated the fair value for employee stock options granted during Fiscal 2009 and 2008 based on the following assumptions: risk-free interest rate ranging from 0.66% to 3.19% and 1.61% to 4.22%, respectively; dividend yield of 0%; weighted-average volatility factor of the expected market price of our common stock of 58.6% and 59.5%, respectively, and weighted-average expected life of the options ranging from 2 to 6 years depending on the vesting provisions of each option. The fair value for employee stock options granted during Fiscal 2007 was calculated based on the following assumptions: risk-free interest rate ranging from 4.81% to 5.18%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 63.7%; and weighted-average expected life of the option ranging from 2 to 6 years depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of our employees. The expected volatility factor is based on the historical volatility of the market price of our common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

We recognized share-based compensation cost of $1.2 million, $1.3 million and $1.7 million, respectively, for Fiscal 2009, 2008 and 2007. For Fiscal 2009, the Company recognized excess tax benefits resulting from the exercise of stock options of approximately $0.1 million. For Fiscal 2008, the Company did not recognize any excess tax benefits resulting from the exercise of stock options. For Fiscal 2007, the Company recognized excess tax benefits of approximately $0.5 million resulting from the exercise of stock options. As of June 30, 2009, there was $0.8 million of total unrecognized compensation cost related to non-vested options, which is expected to be recognized over a weighted average period of 1.8 years.

SFAS 123(R) does not require the use of any particular option valuation model. Because our stock options have characteristics significantly different from traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, it is possible that existing models may not necessarily provide a reliable measure of the fair value of our employee stock options. We selected the Black-Scholes model based on our experience with it, its wide use by issuers comparable to us, and our review of alternate option valuation models.

The effect of applying the fair value method of accounting for stock options on reported net income for any period may not be representative of the effects for future periods because our outstanding options typically vest over a period of several years and additional awards may be made in future periods.

Results of Operations

The following tables set forth, for the periods indicated, selected operating data as a percentage of total revenue.

	Year ended June 30,		
	2009	2008	2007
Revenue	100.0%	100.0%	100.0%
Operating expenses:			
Medical services:			
Medical claims	70.8	71.2	74.2
Other direct costs	10.1	10.6	10.6
Total medical services	80.9	81.8	84.8
Administrative payroll and employee benefits	4.5	4.7	4.2
General and administrative	5.8	6.5	6.4
Total operating expenses	91.2	93.0	95.4
Income from operations	8.8	7.0	4.6
Other income (expense):			
Interest income	–	0.2	0.1
Income before income tax provision	8.8	7.2	4.7
Income tax provision	3.4	2.8	1.8
Net income	5.4%	4.4%	2.9%

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2009 TO FISCAL YEAR ENDED JUNE 30, 2008

Revenue

Revenue increased by $26.9 million, or 10.5%, to $281.3 million for Fiscal 2009 from $254.4 million for Fiscal 2008 due primarily to increases in our Medicare revenue.

The most significant component of our revenue is the revenue we generate from Medicare patients under risk arrangements which increased by $28.7 million, or 12.7%, during Fiscal 2009. During Fiscal 2009, revenue generated by our Medicare risk arrangements increased approximately 13.9% on a per patient per month basis and Medicare patient months decreased by approximately 1.1% over Fiscal 2008. The increase in the per member per month Medicare revenue was primarily due to a rate increase in Medicare premiums and an increase in premiums resulting from the Medicare risk adjustment program. The decrease in Medicare patient months was primarily due to the termination of management services related to certain IPA practices. The increase in Medicare revenue was partially offset by a $2.8 million decrease in revenue generated by our Medicaid patients due primarily to a decrease in Medicaid patient months.

Under the Medicare risk adjustment program, the health status and demographic factors of Medicare Advantage participants are taken into account in determining premiums paid for each participant. CMS periodically recomputes the premiums to be paid to the HMOs based on the updated health status and demographic factors of the Medicare Advantage participants. In addition, the premiums paid to the HMOs for their Medicare Prescription Drug Plan are subject to periodic adjustment based upon CMS's risk corridor adjustment methodology. The net effect of these premium adjustments included in revenue for the three-month periods ended June 30, 2009 and 2008 were favorable retroactive Medicare adjustments of $0.7 million and $1.0 million, respectively, and for Fiscal 2009 and 2008 were favorable retroactive Medicare adjustments of $0.9 million and unfavorable retroactive Medicare adjustments of $0.3 million, respectively. Future Medicare risk adjustments may result in reductions of revenue depending on the future health status and demographic factors of our patients as well as the application of CMS's risk corridor methodology to the HMOs Medicare Prescription Drug Programs.

Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 18% and 8%, respectively, of our total revenue for Fiscal 2009. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 19% and 8%, respectively, of our total revenue for Fiscal 2008.

Operating Expenses

Medical services expenses are comprised of medical claims expense and other direct costs related to the provision of medical services to our patients. Because our risk contracts with HMOs provide that we are financially responsible for the cost of substantially all medical services provided to our patients under those contracts, our medical claims expense includes the costs of prescription drugs these patients receive as well as medical services provided to patients by providers other than us. Other direct costs consist primarily of salaries, taxes and benefits of our health professionals providing primary care services including a portion of our share-based compensation cost, medical malpractice insurance costs, capitation payments to our IPA physicians and fees paid to independent contractors providing medical services to our patients.

Medical services expenses for Fiscal 2009 increased by $19.6 million, or 9.4%, to $227.6 million from $208.0 million for Fiscal 2008. Medical claims expense, which is the largest component of medical services expense, increased by $18.1 million, or 10.0%, to $199.2 million for Fiscal 2009 from $181.1 million for Fiscal 2008 primarily due to an increase in Medicare claims expense of $18.3 million, or 11.2%. The increase in Medicare claims expense resulted from a 12.4% increase in medical claims expense on a per patient per month basis, partially offset by a 1.1% decrease in Medicare patient months. The increase in Medicare per patient per month medical claims expense is primarily attributable to enhanced benefits offered by our HMO affiliates and inflationary trends in the health care industry.

As a percentage of revenue, medical services expenses decreased to 80.9% for Fiscal 2009 as compared to 81.8% for Fiscal 2008. Our claims loss ratio (medical claims expense as a percentage of revenue) decreased to 70.8% for Fiscal 2009 from 71.2% for Fiscal 2008. These decreases were primarily due to an increase in Medicare revenue at a greater rate than the increase in our claims expense on a per patient per month basis. HMOs, however, are under continuous competitive pressure to offer enhanced and possibly more expensive benefits to their Medicare Advantage members. The premiums CMS pays to HMOs for Medicare Advantage members are generally not increased as a result of those benefit enhancements. This could increase our claims loss ratio in future periods, which could reduce our profitability and cash flows.

Other direct costs increased by $1.6 million, or 5.6%, to $28.5 million for Fiscal 2009 from $26.9 million for Fiscal 2008. As a percentage of revenue, other direct costs decreased to 10.1% for Fiscal 2009 from 10.6% for Fiscal 2008. The increase in the amount of other direct costs was primarily due to an increase in payroll expense and related benefits for physicians and medical support personnel at our medical centers.

Administrative payroll and employee benefits expenses increased by $0.6 million, or 4.4%, to $12.7 million for Fiscal 2009 from $12.1 million for Fiscal 2008. As a percentage of revenue, administrative payroll and employee benefits expenses decreased to 4.5% for Fiscal 2009 from 4.7% for Fiscal 2008. The increase in administrative payroll and employee benefits expenses was primarily due to an increase in salaries.

General and administrative expenses remained relatively unchanged at $16.3 million and $16.4 million for Fiscal 2009 and 2008, respectively. As a percentage of revenue, general and administrative expenses decreased to 5.8% for Fiscal 2009 from 6.5% for Fiscal 2008.

Income from Operations

Income from operations for Fiscal 2009 increased by $6.8 million, or 38.4%, to $24.7 million from $17.9 million for Fiscal 2008.

Taxes

An income tax provision of $9.6 million and $7.1 million was recorded for Fiscal 2009 and 2008, respectively. The effective income tax rates remained relatively unchanged at 38.6% and 38.8% for Fiscal 2009 and 2008, respectively.

Net Income

Net income for Fiscal 2009 increased by $4.0 million, or 35.6%, to $15.3 million from $11.3 million for Fiscal 2008.

COMPARISON OF FISCAL YEAR ENDED JUNE 30, 2008 TO FISCAL YEAR ENDED JUNE 30, 2007

Revenue

Revenue increased by $37.3 million, or 17.2%, to $254.4 million for Fiscal 2008 from $217.1 million for Fiscal 2007 due primarily to increases in our Medicare revenue.

The most significant component of our revenue is the revenue we generate from Medicare patients under risk arrangements which increased by $32.2 million, or 16.6%, during Fiscal 2008. During Fiscal 2008, revenue generated by our Medicare risk arrangements increased approximately 7.0% on a per patient per month basis and Medicare patient months increased by approximately 9.0% over Fiscal 2007. The increase in the per member per month Medicare revenue was primarily due to a rate increase in Medicare premiums and an increase in premiums resulting from the Medicare risk adjustment program. The increase in Medicare patient months was primarily due to the operations associated with the MDHC Companies which we acquired effective October 1, 2006 and which were included in our results for only part of Fiscal 2007.

Under the Medicare risk adjustment program, the health status and demographic factors of Medicare Advantage participants are taken into account in determining premiums paid for each participant. CMS periodically recomputes the premiums to be paid to the HMOs based on the updated health status and demographic factors of the Medicare Advantage participants. In addition, the premiums paid to the HMOs for their Medicare Prescription Drug Plan are subject to periodic adjustment based upon CMS's risk corridor adjustment methodology. The net effect of these premium adjustments included in revenue for the three-month periods ended June 30, 2008 and 2007 were favorable retroactive Medicare adjustments of $1.0 million and $1.5 million, respectively, and for Fiscal 2008 and 2007 were unfavorable retroactive Medicare adjustments of $0.3 million and $0.1 million, respectively. Future Medicare risk adjustments may result in reductions of revenue depending on the future health status and demographic factors of our patients as well as the application of CMS's risk corridor methodology to the HMOs Medicare Prescription Drug Programs.

During Fiscal 2008 and 2007, we received payments and recorded amounts due from our HMO affiliates of approximately $0.5 million and $3.6 million, respectively, related primarily to Medicare risk adjustments and pharmacy rebates relating to the operations of the MDHC Companies for periods prior to completion of the Acquisition. While these transactions ordinarily are reflected in our results of operations, since they related to periods prior to our acquisition of the MDHC Companies, they were instead recorded as purchase accounting adjustments which decreased the amount of goodwill we recorded for the Acquisition.

Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 72%, 19% and 8%, respectively, of our total revenue for Fiscal 2008. Revenue generated by our managed care entities under contracts with Humana, Vista and Wellcare accounted for approximately 74%, 20% and 5%, respectively, of our total revenue for Fiscal 2007.

Operating Expenses

Medical services expenses are comprised of medical claims expense and other direct costs related to the provision of medical services to our patients. Because our risk contracts with HMOs provide that we are financially responsible for the cost of substantially all medical services provided to our patients under those contracts, our medical claims expense includes the costs of prescription drugs these patients receive as well as medical services provided to patients under our risk contracts by providers other than us. Other direct costs consist primarily of salaries, taxes and benefits of our health professionals providing primary care services including a portion of our share-based compensation cost, medical malpractice insurance costs, capitation payments to our IPA physicians and fees paid to independent contractors providing medical services to our patients.

Medical services expenses for Fiscal 2008 increased by $23.9 million, or 13.0%, to $208.0 million from $184.1 million for Fiscal 2007 primarily due to the medical expenses related to the operations of the MDHC Companies being included in our results for the entire Fiscal 2008 period. Medical claims expense, which is the largest component of medical services expense, increased by $19.9 million, or 12.4%, to $181.1 million for Fiscal 2008 from $161.2 million for Fiscal 2007 primarily due to an increase in Medicare claims expense of $17.0 million, or 11.6%. The increase in Medicare claims expense resulted from a 2.5% increase in medical claims expense on a per patient per month basis and a 9.0% increase in Medicare patient months. The increase in Medicare per patient per month medical claims expense is primarily attributable to enhanced benefits offered by our HMO affiliates and inflationary trends in the health care industry, partially offset by a general improvement in medical claims expense management and utilization outcomes. The increase in Medicare patient months is primarily attributable to the operations associated with the MDHC Companies which we acquired effective October 1, 2006 and which were included in our results for only part of Fiscal 2007.

As a percentage of revenue, medical services expenses decreased to 81.8% for Fiscal 2008 as compared to 84.8% for Fiscal 2007. Our claims loss ratio (medical claims expense as a percentage of revenue) decreased to 71.2% for Fiscal 2008 from 74.2% for Fiscal 2007. This decrease was primarily due to an increase in revenue at a greater rate than the increase in both our medical services expenses and our medical claims expense resulting primarily from a general improvement in medical claims expense management and

utilization outcomes. HMOs, however, are under continuous competitive pressure to offer enhanced, and possibly more expensive benefits to their Medicare Advantage members. The premiums CMS pays to HMOs for Medicare Advantage members are generally not increased as a result of those benefit enhancements. This could increase our claims loss ratio in future periods, which could reduce our profitability and cash flows.

Other direct costs increased by $4.0 million, or 17.6%, to $26.9 million for Fiscal 2008 from $22.9 million for Fiscal 2007. As a percentage of revenue, other direct costs remained unchanged at 10.6% for Fiscal 2008 and 2007. The increase in the amount of other direct costs was primarily due to the expenses related to the operations of the MDHC Companies being included in our results for the entire Fiscal 2008 period.

Administrative payroll and employee benefits expenses increased by $2.9 million, or 31.8%, to $12.1 million for Fiscal 2008 from $9.2 million for Fiscal 2007. As a percentage of revenue, administrative payroll and employee benefits expenses increased to 4.7% for Fiscal 2008 from 4.2% for Fiscal 2007. The increase in administrative payroll and employee benefits expenses was primarily due to an increase in incentive plan accruals related to our earnings during Fiscal 2008 and an increase in personnel in connection with the acquisition of the MDHC Companies which were reflected in our results for the entire Fiscal 2008 period.

General and administrative expenses increased by $2.4 million, or 17.3%, to $16.4 million for Fiscal 2008 from $14.0 million for Fiscal 2007. As a percentage of revenue, general and administrative expenses increased to 6.5% for Fiscal 2008 from 6.4% for Fiscal 2007. The increase in general and administrative expenses was primarily due to expenses related to the operations of the MDHC Companies and an increase in amortization expense resulting from the intangible assets recorded in connection with the acquisition of the MDHC Companies which were reflected in our results for the entire Fiscal 2008 period as well as an increase in marketing expenses.

Income from Operations

Income from operations for Fiscal 2008 increased by $8.0 million to $17.9 million from $9.9 million for Fiscal 2007.

Taxes

An income tax provision of $7.1 million and $3.9 million was recorded for Fiscal 2008 and 2007, respectively. The effective income tax rates were 38.8% and 38.2% for Fiscal 2008 and 2007, respectively. The increase in the effective tax rate was primarily due to an increase in the statutory federal income tax rate resulting from an increase in taxable income.

Net Income

Net income for Fiscal 2008 increased by $5.0 million, or 78.8%, to $11.3 million from $6.3 million for Fiscal 2007.

Liquidity and Capital Resources

At June 30, 2009, working capital was $25.5 million, an increase of $5.2 million from $20.3 million at June 30, 2008. Cash and cash equivalents increased by $4.0 million to $13.9 million at June 30, 2009 compared to $9.9 million at June 30, 2008. The increases in working capital and cash and cash equivalents at June 30, 2009 as compared to June 30, 2008 was primarily due to net cash provided by operating activities of $17.6 million for Fiscal 2009, partially offset by $10.6 million of cash used to repurchase our common stock and $3.1 million of cash used for the purchase of property and equipment. In August 2009, we collected approximately $5.3 million of Medicare premium adjustments which were included in amounts due from HMOs at June 30, 2009. At August 31, 2009, our cash and cash equivalents increased to approximately $22.2 million.

Net cash of $17.6 million was provided by operating activities during Fiscal 2009 compared to $15.2 million in Fiscal 2008 and $10.9 million in Fiscal 2007. The $2.4 million increase in cash provided by operating activities for Fiscal 2009 compared to Fiscal 2008 was primarily due to an increase in net income of $4.0 million, partially offset by net increases in amounts due from HMOs of $0.7 million and prepaid expenses and other current assets of $0.8 million. The $4.3 million increase in cash provided by operating activities for Fiscal 2008 compared to Fiscal 2007 was primarily due to an increase in net income of $5.0 million.

Net cash of $3.1 million was used for investing activities in Fiscal 2009 compared to $1.0 million in Fiscal 2008 and $7.0 million in Fiscal 2007. The $2.1 million increase in net cash used for investing activities for Fiscal 2009 compared to Fiscal 2008 primarily related to an increase in cash used for leasehold improvements. The $6.0 million decrease in net cash used for investing activities for Fiscal 2008 primarily related to the Acquisition of the MDHC Companies in Fiscal 2007.

Net cash of $10.6 million was used in financing activities in Fiscal 2009 compared to net cash used of $11.6 million in Fiscal 2008 and $7.3 million in Fiscal 2007. The $1.0 million decrease in cash used for financing activities for Fiscal 2009 compared to Fiscal 2008 was primarily due a $0.8 million net decrease in cash used to repurchase our common stock. The $4.3 million increase in cash used for financing activities for Fiscal 2008 was primarily due to $11.5 million of cash used to repurchase our common stock

during Fiscal 2008, partially offset by $7.8 million of cash used for the repayment of long-term debt related to the acquisition of the MDHC Companies, net of proceeds from the long-term debt, during Fiscal 2007.

Pursuant to the terms under our managed care agreements with certain of our HMO affiliates, we posted irrevocable standby letters of credit amounting to $1.2 million to secure our payment obligations to those HMOs. We are required to maintain these letters of credit throughout the term of the managed care agreements.

In November 2008 and March 2009, we increased our previously announced stock repurchase program to authorize the repurchase of an additional 2,500,000 and 2,500,000 shares of common stock, respectively, bringing the total number of shares of common stock authorized for repurchase under the program to 15,000,000 shares. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. We anticipate that any such repurchases of shares will be funded through cash from operations. During Fiscal 2009 and 2008 we repurchased 5,419,004 shares and 5,330,533 shares, respectively, of our common stock for approximately $10.6 million and $11.5 million, respectively. We did not repurchase any shares of our common stock during Fiscal 2007. As of August 31, 2009, we had repurchased 11,907,004 shares of our common stock for approximately $25.0 million.

On August 12, 2009, we acquired 100% of the issued and outstanding capital stock of PSD for $1.7 million in cash.

We believe that we will be able to fund our capital commitments and our anticipated operating cash requirements for the foreseeable future and satisfy any remaining obligations from our working capital, anticipated cash flows from operations, our Credit Facility, and our Term Loans. At June 30, 2009, approximately $9.5 million was available for future borrowing under those facilities.

As of June 30, 2009, we had no outstanding balance on our Credit Facility and Term Loans. Our Credit Facility has a maturity date of December 31, 2009. We are currently reviewing with our lenders strategies to amend and extend our Credit Facility.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2009, and have not entered into any transactions involving unconsolidated, limited purpose entities or commodity contracts.

Contractual Obligations

The following is a summary of our long-term debt, capital and operating lease obligations, and contractual obligations as of June 30, 2009:

	Payment due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital Lease Obligations (1)	$ 208,935	$ 130,695	$ 78,240	$ –	$ –
Operating Lease Obligations (1)	5,363,311	1,852,224	2,167,701	917,815	425,571
Total	$ 5,572,246	$ 1,982,919	$ 2,245,941	$ 917,815	$ 425,571

(1) The payments shown above for Capital Lease Obligations and Operating Lease Obligations reflect all payments due under the terms of the respective leases. See Note 4 to our Consolidated Financial Statements appearing elsewhere in this Annual Report on Form 10-K to reconcile the payments shown above to the capital lease obligations recorded in our Consolidated Balance Sheets.

FORWARD-LOOKING STATEMENTS

Our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Annual Report on Form 10-K, as well as other written or oral statements made from time to time by us or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we set forth this statement and these risk factors in order to comply with such safe harbor provisions. You should note that our forward-looking statements speak only as of the date of this Annual Report on Form 10-K or when made and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The risks, uncertainties and other factors that our shareholders and prospective investors should consider include, but are not limited to, the following:

- Our operations are dependent on three health maintenance organizations;.
- Under our most important contracts we are responsible for the cost of medical services to our patients in return for a capitated fee;
- Our revenues will be affected by the Medicare Risk Adjustment program;
- If we are unable to manage medical benefits expense effectively, our profitability will likely be reduced;
- A failure to estimate incurred but not reported benefits expense accurately will affect our profitability;
- We compete with many health care providers for patients and HMO affiliations;
- We may not be able to successfully recruit or retain existing relationships with qualified physicians and medical professionals;
- Our business exposes us to the risk of medical malpractice lawsuits;
- We primarily operate in Florida;
- A significant portion of our voting power is concentrated;
- We are dependent on our executive officers and other key employees;
- We depend on the management information systems of our affiliated HMOs;
- We depend on our information processing systems;
- Volatility of our stock price could adversely affect you;
- A failure to successfully implement our business strategy could materially and adversely affect our operations and growth opportunities;
- Our intangible assets represent a substantial portion of our total assets;
- Competition for acquisition targets and acquisition financing and other factors may impede our ability to acquire other businesses and may inhibit our growth;
- Our acquisitions could result in integration difficulties, unexpected expenses, diversion of management's attention and other negative consequences;
- Health care reform initiatives, particularly changes to the Medicare system, could adversely affect our operations;
- A decrease to our Medicare capitation payments may have a material adverse effect on our results of operations, financial position and cash flows;
- We are subject to government regulation;
- The health care industry is subject to continued scrutiny;
- Our insurance coverage may not be adequate, and rising insurance premiums could negatively affect our profitability;
- Deficit spending and economic downturns could negatively impact our results of operations; and
- Many factors that increase health care costs are largely beyond our ability to control.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

At June 30, 2009, we held certificates of deposit and cash equivalent investments in high grade, short-term securities, which are not typically subject to material market risk. At June 30, 2009, we had capital lease obligations outstanding at fixed rates. For loans with fixed interest rates, a hypothetical 10% change in interest rates would have no material impact on our future earnings and cash flows related to these instruments and would have an immaterial impact on the fair value of these instruments. Our Term Loans and Credit Facility have variable interest rates and are interest rate sensitive, however, we had no amount outstanding under these facilities at June 30, 2009. We have no material risk associated with foreign currency exchange rates or commodity prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements and independent registered public accounting firm's report thereon appear beginning on page F-2. See index to such consolidated financial statements and reports on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) or Rule 15d-15(e)) as of the end of the period covered by this Annual Report. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of June 30, 2009, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act (i) is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer's and Chief Financial Officer's conclusions regarding the effectiveness of our disclosure controls and procedures should be considered in light of the following limitations on the effectiveness of our disclosure controls and procedures, some of which pertain to most, if not all, business enterprises, and some of which arise as a result of the nature of our business. Our management, including our Chief Executive Officer and our Chief Financial Officer, does not expect that our disclosure controls and procedures will prevent all errors or improper conduct. A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of improper conduct, if any, will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. Further, the design of any control system is based, in part, upon assumptions about the likelihood of future events, and there can be no assurance that any control system design will succeed in achieving its stated goals under all potential future conditions. Additionally, over time, controls may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. In addition, we depend on our HMO affiliates for certain financial and other information that we receive concerning the revenue and expenses that we earn and incur. Because our HMO affiliates generate that information for us, we have less control over the manner in which that information is generated.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules Rule 13a-15(f) or Rule 15d-15(f)). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of June 30, 2009. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has issued an attestation report on our internal control over financial reporting. Their report is included herein.

Changes in Internal Control over Financial Reporting

Based on an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, there has been no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Section 302 Certifications

Provided with this report are certifications of our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and the SEC's implementing regulations. This Item 9A contains the information concerning the evaluations referred to in those certifications, and you should read this information in conjunction with those

certifications for a more complete understanding of the topics presented.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Continucare Corporation

We have audited Continucare Corporation's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Continucare Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Continucare Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Continucare Corporation as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009 of Continucare Corporation and our report dated September 10, 2009 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
September 10, 2009

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated by reference to our Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year

covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference to our Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is incorporated by reference to our Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference to our Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by Item 14 is incorporated by reference to our Proxy Statement for our 2009 Annual Meeting of Shareholders, which will be filed with the Securities and Exchange Commission no later than 120 days after the end of the fiscal year covered by this Form 10-K, or, alternatively, by amendment to this Form 10-K under cover of Form 10-K/A no later than the end of such 120 day period.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1)Financial Statements

Reference is made to the Index set forth on Page F-1 of this Annual Report on Form 10-K.

(a)(2)Financial Statement Schedules

All schedules have been omitted because they are inapplicable or the information is provided in the consolidated financial statements, including the notes hereto.

(a)(3)Exhibits

- 3.1 Restated Articles of Incorporation, as amended (1)
- 3.2 Amended and Restated Bylaws (2)
- 3.3 First Amendment to the Amended and Restated Bylaws (18)
- 4.1 Form of certificate evidencing shares of Common Stock (1)
- 4.2 Registration Rights Agreement, dated as of October 30, 1997, by and between Continucare Corporation and Loewenbaum & Company Incorporated (3)
- 4.3 Continucare Corporation Amended and Restated 1995 Stock Option Plan** (4)
- 4.4 Amended and Restated 2000 Stock Option Plan ** (19)
- 4.5 Convertible Subordinated Promissory Note (6)
- 4.6 Form of Convertible Promissory Note, dated June 30, 2001 (7)
- 4.7 Amendment to Convertible Promissory Note, dated March 31, 2003, between Continucare Corporation and Frost Nevada Limited Partnership (7)

4.8	Form of Amendment to Convertible Promissory Note, dated March 31, 2003 (7)
10.1	Form of Stock Option Agreement**(8)
10.2	Physician Practice Management Participation Agreement between Continucare Medical Management, Inc., and Humana Medical Plan, Inc. entered into as of the 1st day of August, 1998 (9)
10.3	Amended and Restated Primary Care Provider Services dated November 12, 2004, by and between Vista Healthplan of South Florida, Inc., Vista Insurance Plan, Inc. and Continucare Medical Management, Inc. (10)
10.4	Airport Corporate Center office lease dated June 3, 2004, by and between Miami RPFIV Airport Corporate Center Associates Limited Liability Company and Continucare Corporation (11)
10.5	Agreement, dated March 31, 2003, between the Company and Pecks Management Partners, Ltd. (7)
10.6	Agreement, dated March 31, 2003, between Continucare Corporation and Carret & Company (7)
10.7	WCMA Loan and Security Agreement dated March 9, 2000 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation (12)
10.8	Letter Agreement dated March 18, 2005 between Merrill Lynch Business Financial Services, Inc. and Continucare Corporation (13)
10.9	Form of Promissory Note dated December 29, 2004 (14)
10.10	Letter Agreement between Continucare Corporation and Merrill Lynch Business Financial Services, Inc. regarding amendment and extension of Credit Facility (15)
10.11	Asset Purchase Agreement, dated as of May 10, 2006, among Continucare Corporation, a Florida corporation, CNU Blue 1, Inc., a Florida corporation and a wholly-owned subsidiary of CNU, CNU Blue2, LLC, a Florida limited liability company and a wholly-owed subsidiary of Buyer, Miami Dade Health and Rehabilitation Services, Inc., a Florida corporation, Miami Dade Health Centers, Inc., a Florida corporation, West Gables Open MRI Services, Inc., a Florida corporation, Kent Management Systems, Inc., Pelu Properties, Inc., a Florida corporation, Peluca Investments, LLC, a Florida limited liability company owned by the Owners, and Miami Dade Health Centers One, Inc., a Florida corporation, MDHC Red, Inc., a Florida corporation, and each of the shareholders of each Seller identified therein. (16)
10.12	Integrated Delivery System Participation Agreement effective as of April 1, 1999 between MDHRS and Humana Medical Plan, Inc., as amended (17)
10.13	Management Services Agreement dated as of September 1, 2004 between MDHC and Vista Healthplan, Inc., as amended (17)
10.14	WCMA Reducing Revolver Loan and Security Agreement dated September 26, 2006, between Continucare MDHC LLC and Merrill Lynch Business Financial Services, Inc. (17)
10.15	WCMA Reducing Revolver Loan and Security Agreement dated September 26, 2006, between Continucare MDHC LLC and Merrill Lynch Business Financial Services, Inc. (17)
10.16	Amendment of Credit Facility dated September 26, 2006, between Continucare Corporation and Merrill Lynch Business Financial Services, Inc. (17)
10.17	Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (20)
10.18	Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (20)
10.19	Independent Practice Association Participation Agreement dated as of October 11, 2007 by and among Continucare Medical Management, Inc. and Humana Insurance Company, Humana Health Insurance Company of Florida, Inc., Humana Medical Plan, Inc. and their affiliates that underwrite or administer health plans. (20)
21.1	Subsidiaries of the Company*
23.1	Consent of Independent Registered Public Accounting Firm *
31.1	Section 302 Certification of Chief Executive Officer *
31.2	Section 302 Certification of Chief Financial Officer *

32.1 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

32.2 Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 *

Documents incorporated by reference to the indicated exhibit to the following filings by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934.

(1) Post Effective Amendment No. 1 to the Registration Statement on SB-2 on Form S-3 Registration Statement filed on October 29, 1996.
(2) Form 8-K dated September 12, 2006, filed September 13, 2006.
(3) Form 8-K dated October 30, 1997 and filed with the Commission on November 13, 1997.
(4) Schedule 14A dated December 26, 1997 and filed with the Commission on December 30, 1997.
(5) Schedule 14A dated January 8, 2007, filed January 8, 2007.
(6) Form 8-K dated August 3, 2001, filed August 15, 2001.
(7) Form 10-Q for the quarterly period ended March 31, 2003.
(8) Form 10-Q for the quarterly period ended September 30, 2004.
(9) Form 10-K for the fiscal year ended June 30, 2000.
(10) Form 10-Q for the quarterly period ended December 31, 2004.
(11) Form 10-K for the fiscal year ended June 30, 2004.
(12) Form 10-Q for the quarterly period ended March 31, 2000.
(13) Form 10-Q for the quarterly period ended March 31, 2005.
(14) Form 8-K dated December 30, 2004, filed January 5, 2005.
(15) Form 8-K dated March 8, 2006, and filed on March 10, 2006.
(16) Form 8-K dated May 10, 2006 and filed on May 11, 2006.
(17) Form 10-Q for the quarterly period ended September 30, 2006.
(18) Form 8-K dated November 6, 2007 and filed November 7, 2007.
(19) Form 10-K for the fiscal year ended June 30, 2007.
(20) Form 8-K dated October 11, 2007 and filed on October 15, 2007.

* Filed herewith
** Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTINUCARE CORPORATION

By: /s/ Richard C. Pfenniger, Jr.
RICHARD C. PFENNIGER, JR.
Chairman of the Board, Chief Executive Officer and President

Dated: September 10, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Richard C. Pfenniger, Jr. Richard C. Pfenniger, Jr.	Chairman of the Board, Chief Executive Officer, President and Director (Principal Executive Officer)	September 10, 2009
/s/ Fernando L. Fernandez Fernando L. Fernandez	Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	September 10, 2009
/s/ Luis Cruz, M.D. Luis Cruz, M.D.	Vice Chairman of the Board and Director	September 10, 2009
/s/ Robert J. Cresci Robert J. Cresci	Director	September 10, 2009
/s/ Neil Flanzraich Neil Flanzraich	Director	September 10, 2009
/s/ Phillip Frost, M.D. Phillip Frost, M.D.	Director	September 10, 2009
/s/ Jacob Nudel, M.D. Jacob Nudel, M.D.	Director	September 10, 2009
/s/ Jacqueline Simkin Jacqueline Simkin	Director	September 10, 2009
/s/ A. Marvin Strait A. Marvin Strait	Director	September 10, 2009

INDEX TO FINANCIAL STATEMENTS

	PAGE
Report of Independent Registered Public Accounting Firm..	F-2
Consolidated Balance Sheets as of June 30, 2009 and 2008	F-3
Consolidated Statements of Income for the years ended June 30, 2009, 2008 and 2007........	F-4
Consolidated Statements of Shareholders' Equity for the years ended June 30, 2009, 2008 and 2007..	F-5
Consolidated Statements of Cash Flows for the years ended June 30, 2009, 2008 and 2007 .	F-6
Notes to Consolidated Financial Statements...	F-8

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Continucare Corporation

We have audited the accompanying consolidated balance sheets of Continucare Corporation as of June 30, 2009 and 2008, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Continucare Corporation at June 30, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Continucare Corporation's internal control over financial reporting as of June 30, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 10, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
September 10, 2009

CONTINUCARE CORPORATION
CONSOLIDATED BALANCE SHEETS

ASSETS	June 30, 2009	June 30, 2008
Current assets:		
Cash and cash equivalents	$ 13,895,823	$ 9,905,740
Due from HMOs, net of a liability for incurred but not reported medical claims expense of approximately $23,719,000 and $23,900,000 at June 30, 2009 and 2008, respectively	17,323,599	15,325,783
Prepaid expenses and other current assets	812,970	708,841
Deferred income tax assets	141,420	413,932
Total current assets	32,173,812	26,354,296
Certificates of deposit, restricted	1,233,653	1,274,147
Property and equipment, net	10,489,383	8,363,427
Goodwill	73,204,582	73,204,582
Intangible assets, net of accumulated amortization of approximately $3,406,000 and $2,168,000 at June 30, 2009 and 2008, respectively	5,253,666	6,492,333
Deferred income tax assets	2,795,588	2,574,472
Other assets, net	152,702	227,047
Total assets	$ 125,303,386	$ 118,490,304
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 652,305	$ 402,718
Accrued expenses and other current liabilities	4,455,675	4,458,119
Income taxes payable	1,575,511	1,198,722
Total current liabilities	6,683,491	6,059,559
Deferred income tax liabilities	6,435,732	6,256,205
Other liabilities	981,640	948,263
Total liabilities	14,100,863	13,264,027
Commitments and contingencies		
Shareholders' equity:		
Common stock, $0.0001 par value: 100,000,000 shares authorized; 59,391,049 shares issued and outstanding at June 30, 2009 and 64,796,303 shares issued and outstanding at June 30, 2008	5,939	6,480
Additional paid-in capital	105,210,519	114,514,853
Accumulated earnings (deficit)	5,986,065	(9,295,056)
Total shareholders' equity	111,202,523	105,226,277
Total liabilities and shareholders' equity	$ 125,303,386	$ 118,490,304

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	For the Year Ended June 30,		
	2009	**2008**	**2007**
Revenue	$ 281,270,360	$254,440,048	$ 217,146,287
Operating expenses:			
Medical services:			
Medical claims	199,167,856	181,097,183	161,153,828
Other direct costs	28,456,121	26,942,472	22,919,746
Total medical services	227,623,977	208,039,655	184,073,574
Administrative payroll and employee benefits	12,655,975	12,119,139	9,192,670
General and administrative	16,261,750	16,413,801	13,990,439
Total operating expenses	256,541,702	236,572,595	207,256,683
Income from operations	24,728,658	17,867,453	9,889,604
Other income (expense):			
Interest income	174,039	602,826	356,192
Interest expense	(21,255)	(67,898)	(49,746)
Income before income tax provision	24,881,442	18,402,381	10,196,050
Income tax provision	9,600,321	7,132,727	3,892,605
Net income	$ 15,281,121	$ 11,269,654	$ 6,303,445
Net income per common share:			
Basic	$ .25	$ .16	$ .10
Diluted	$ .24	$ .16	$ .10
Weighted average common shares outstanding:			
Basic	61,405,620	68,862,836	65,044,319
Diluted	62,488,340	70,007,760	66,324,613

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total Shareholders' Equity
	Shares	Amount			
Balance at June 30, 2006	50,242,478	$ 5,024	$ 63,838,051	$(26,868,155)	$ 36,974,920
Recognition of compensation expense related to issuance of stock options	–	–	1,692,190	–	1,692,190
Excess tax benefits related to exercise of stock options	–	–	523,964	–	523,964
Issuance of stock related to acquisition of MDHC Companies	19,735,858	1,974	58,502,594	–	58,504,568
Fees related to issuance of stock	–	–	(44,402)	–	(44,402)
Issuance of stock upon exercise of stock options	64,750	6	103,694	–	103,700
Net income	–	–	–	6,303,445	6,303,445
Balance at June 30, 2007	70,043,086	7,004	124,616,091	(20,564,710)	104,058,385
Recognition of compensation expense related to issuance of stock options	–	–	1,332,786	–	1,332,786
Tax deficiency related to exercise of stock options	–	–	(1,776)	–	(1,776)
Issuance of stock upon exercise of stock options	83,750	9	64,366	–	64,375
Repurchase and retirement of common stock	(5,330,533)	(533)	(11,451,614)	–	(11,452,147)
Fees related to issuance of stock	–	–	(45,000)	–	(45,000)
Net income	–	–	–	11,269,654	11,269,654
Balance at June 30, 2008	64,796,303	6,480	114,514,853	(9,295,056)	105,226,277
Recognition of compensation expense related to issuance of stock options	–	–	1,163,472	–	1,163,472
Excess tax benefits related to exercise of stock options	–	–	116,593	–	116,593
Issuance of stock upon exercise of stock options	13,750	1	23,374	–	23,375
Repurchase and retirement of common stock	(5,419,004)	(542)	(10,607,773)	–	(10,608,315)
Net income	–	–	–	15,281,121	15,281,121
Balance at June 30, 2009	59,391,049	$ 5,939	$105,210,519	$ 5,986,065	$111,202,523

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended June 30,		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 15,281,121	$ 11,269,654	$ 6,303,445
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,303,327	2,507,535	2,013,486
Loss on impairment of fixed assets	–	171,515	–
Loss on disposal of fixed assets	65,760	–	35,924
Provision for bad debts	–	181,081	165,181
Compensation expense related to issuance of stock options	1,163,472	1,332,786	1,692,190
Excess tax benefits related to exercise of stock options	(116,593)	–	(523,964)
Deferred income tax expense	230,923	(198,598)	2,172,618
Changes in operating assets and liabilities:			
Due from HMOs, net	(1,997,816)	(1,251,657)	(1,803,016)
Prepaid expenses and other current assets	(104,129)	676,782	(870,957)
Other assets	42,735	(128,743)	151,360
Accounts payable	249,587	(605,151)	369,688
Accrued expenses and other current liabilities	(33,689)	145,851	(275,196)
Income taxes payable	549,398	1,131,324	1,419,894
Net cash provided by operating activities	17,634,096	15,232,379	10,850,653
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of certificates of deposit	(682,948)	(112,512)	(49,648)
Proceeds from sales of certificates of deposit	723,442	15,000	–
Proceeds from sales of fixed assets	–	–	70,000
Acquisition of MDHC Companies, net of cash acquired	–	–	(6,109,980)
Purchase of property and equipment	(3,100,935)	(939,270)	(894,325)
Net cash used in investing activities	(3,060,441)	(1,036,782)	(6,983,953)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from note payable	–	–	1,813,317
Repayments on note payable	–	–	(1,813,317)
Proceeds from long-term debt	–	–	6,917,808
Repayment on long-term debt	–	(6,083)	(14,690,960)
Principal repayments under capital lease obligations	(115,225)	(113,249)	(96,248)
Proceeds from exercise of stock options	23,375	64,375	103,700
Excess tax benefits related to exercise of stock options	116,593	–	523,964
Payment of fees related to issuance of stock	–	(45,000)	(44,402)
Repurchase of common stock	(10,608,315)	(11,452,147)	–
Net cash used in financing activities	(10,583,572)	(11,552,104)	(7,286,138)
Net increase (decrease) in cash and cash equivalents	3,990,083	2,643,493	(3,419,438)
Cash and cash equivalents at beginning of fiscal year	9,905,740	7,262,247	10,681,685
Cash and cash equivalents at end of fiscal year	$ 13,895,823	$ 9,905,740	$ 7,262,247

CONTINUCARE CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	For the Year Ended June 30,		
	2009	2008	2007
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING TRANSACTIONS:			
Purchase of equipment, furniture and fixtures with proceeds of capital lease obligations	$ 123,831	$ 38,922	$ 171,135
Retirement of treasury stock	$ 10,608,315	$ 11,452,147	$ –
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for taxes	$ 8,820,000	$ 6,200,000	$ 306,000
Cash paid for interest	$ 16,255	$ 20,898	$ 49,746

The accompanying notes are an integral part of these consolidated financial statements.

CONTINUCARE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1

General

Continucare Corporation ("Continucare" or the "Company"), is a provider of primary care physician services on an outpatient basis in Florida. The Company provides medical services to patients through employee physicians, advanced registered nurse practitioners and physicians' assistants. Additionally, the Company provides practice management services to independent physician affiliates ("IPAs"). Substantially all of the Company's revenues are derived from managed care agreements with three health maintenance organizations, Humana Medical Plans, Inc. ("Humana"), Vista Healthplan of South Florida, Inc. and its affiliated companies ("Vista") and Wellcare Health Plans, Inc. and its affiliated companies ("Wellcare") (collectively, the "HMOs"). The Company was incorporated in 1996 as the successor to a Florida corporation formed earlier in 1996. All references to a "Fiscal" year refer to the Company's fiscal year which ends June 30.

Business

Effective October 1, 2006, the Company completed the acquisition (the "Acquisition") of Miami Dade Health Centers, Inc. and its affiliated companies (collectively, the "MDHC Companies"). Accordingly, the revenues, expenses and results of operations of the MDHC Companies have been included in the Company's consolidated statements of income from the date of acquisition. See Note 3 for a description of the Acquisition and for unaudited pro forma financial information for Fiscal 2007 presenting the Company's operating results as though the Acquisition occurred at the beginning of the fiscal year.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies followed by the Company is as follows:

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Accounting Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States ("generally accepted accounting principles") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Because of the inherent uncertainties of this process, actual results could differ from those estimates. Such estimates include the recognition of revenue, the recoverability of intangible assets, the collectibility of receivables, the realization of deferred income tax assets and the accrual for incurred but not reported ("IBNR") claims.

Fair Value of Financial Instruments
The Company's financial instruments consist mainly of cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable, and capital lease obligations. The carrying amounts of the Company's cash and cash equivalents, certificates of deposit, amounts due from HMOs, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. At June 30, 2009 and 2008, the carrying value of the Company's capital lease obligations approximate fair value based on the terms of the obligations.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as those highly-liquid investments purchased with maturities of three months or less from the date of purchase.

Certificates of Deposit
Certificates of deposit have original maturities of greater than three months and are pledged as collateral in support of various stand-by letters of credit issued as required under the managed care agreements with the Company's HMO affiliates and as security for various leases. Included in the consolidated balance sheet as of June 30, 2009 are two separate certificates of deposit for approximately $0.6 million and $0.7 million which each exceed the $250,000 Federal Deposit Insurance Corporation limit.

Due from HMOs
The HMOs process and pay medical claims and certain other costs on the Company's behalf. Based on the terms of the contracts with the HMOs, the Company receives a net payment from the HMOs that is calculated by offsetting revenue earned with medical claims expense, calculated as claims paid on the Company's behalf plus an amount reserved for claims incurred but not reported. Therefore, the amounts due from the HMOs are presented on the balance sheet net of an estimated liability for claims incurred but not reported which is independently calculated by the Company based on historical data adjusted for payment patterns, cost trends, utilization of health care services and other relevant factors.

Property and Equipment
Equipment, furniture and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the underlying assets' useful lives or the term of the lease, whichever is shorter. The buildings and land purchased in connection with the Acquisition of the MDHC Companies were recorded at their estimated fair values as of the date of the Acquisition. The buildings are depreciated using the straight-line method over their estimated useful lives which approximate forty years. Repairs and maintenance costs are expensed as incurred. Improvements and replacements are capitalized.

Goodwill and Other Intangible Assets
The Company accounts for goodwill and other intangible assets under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite useful lives are reviewed annually for impairment, or more frequently if certain indicators arise. Intangible assets with definite useful lives are amortized over their respective estimated useful lives to their estimated residual values, and also reviewed for impairment annually, or more frequently if certain indicators arise, in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). Indicators of an impairment include, among other things, significant adverse changes in legal factors or the business climate, loss of a key HMO contract, an adverse action by a regulator, unanticipated competition, loss of key personnel or allocation of goodwill to a portion of a business that is to be sold.

As the Company operates in a single segment of business, the Company has determined that it has a single reporting unit and performs the impairment test for goodwill on an enterprise level. In performing the impairment test, the Company compares the current market value of all of its outstanding common stock to the current carrying value of the Company's total net assets, including goodwill and intangible assets. Depending on the aggregate market value of the Company's outstanding common stock at the time that an impairment test is required, there is a risk that a portion of the intangible assets would be considered impaired and must be written-off during that period. The Company performs the annual impairment test as of May 1st of each year. Should it later be determined that an indicator of impairment has occurred, the Company would be required to perform an additional impairment test. No impairment charges were required during the fiscal years ended June 30, 2009, 2008 or 2007.

The most significant component of goodwill and other intangible assets consists of the intangible assets recorded in connection with the acquisition of the MDHC Companies (see Note 3). The identifiable intangible assets recorded in connection with the acquisition of the MDHC Companies are subject to amortization and are being amortized over a weighted average amortization period of 7.2 years. Total amortization expense for intangible assets subject to amortization was approximately $1.3 million, $1.6 million, and $1.3 million during Fiscal 2009, 2008 and 2007, respectively. The estimated aggregate amortization expense for intangible assets as of June 30, 2009 will be approximately $1.2 million, $1.2 million, $1.1 million, $0.9 million, and $0.8 million for each of the five succeeding fiscal years, respectively.

Share-Based Payment
The Company applies the provisions of SFAS No. 123(R) ("SFAS No. 123(R)"), "Share-Based Payment". SFAS No. 123(R) requires that the cost relating to stock-based payment transactions be recognized in the financial statements over the period services are rendered according to the fair value of the stock-based awards issued.

Earnings Per Share
Basic earnings per share is computed by dividing net income or loss by the weighted average common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company (see Note 6).

Revenue Recognition
The Company provides services to patients on either a fixed monthly fee arrangement with HMOs or under a fee for service arrangement. The percentage of total revenue relating to Humana approximated 72%, 72% and 74% for Fiscal 2009, 2008 and 2007, respectively. The percentage of total revenue relating to Vista approximated 18%, 19% and 20% for Fiscal 2009, 2008 and 2007, respectively. The percentage of total revenue relating to Wellcare approximated 8%, 8% and 5% for Fiscal 2009, 2008 and 2007, respectively.

Under the Company's risk contracts with Humana, Vista and Wellcare, the Company receives a capitated monthly fee from the HMOs for each patient that chooses one of the Company's physicians as their primary care physician. The capitated monthly fee is typically based on a percentage of the premium received by the HMOs from various payor sources. Revenue under these agreements is generally recorded in the period the Company assumes responsibility to provide services at the rates then in effect as determined by the respective contract. As part of the Medicare Advantage program, the Centers for Medicare Services ("CMS") periodically recomputes the premiums to be paid to the HMOs based on updated health status of participants and updated demographic factors. The Company records any adjustments to this revenue at the time that the information necessary to make the determination of the adjustment is received from the HMO.

Under the Company's risk agreements, the Company assumes responsibility for the cost of all medical services provided to the patient, even those it does not provide directly in exchange for a percentage of premium or other capitated fee. To the extent that patients require more frequent or expensive care than was anticipated by the Company, revenue to the Company under a contract may be insufficient to cover the costs of care provided. When it is probable that expected future health care costs and maintenance costs under a contract or group of existing contracts will exceed anticipated capitated revenue on those contracts, the Company recognizes losses on its prepaid health care services with HMOs. No contracts were considered loss contracts at June 30, 2009 and June 30, 2008 because the Company has the right to terminate unprofitable physicians and close unprofitable centers under its managed care contracts.

The Company's HMO contracts have various expiration dates ranging from one to three years with automatic renewal terms. Upon negotiation of any of the HMO contracts, the expiration dates may be extended beyond the automatic renewal terms.

Under the Company's limited risk and non-risk contracts with HMOs, the Company receives a capitation fee or management fee based on the number of patients for which the Company provides services on a monthly basis. Under the Company's limited risk contracts, it also receives a percentage of the surplus generated as determined by the respective contract. The fees and the Company's portion of the surplus generated under these arrangements are recorded as revenue in the period in which services are provided as determined by the respective contract.

Medical Service Expense
The Company contracts with or employs various health care providers to provide medical services to its patients. Primary care physicians are compensated on either a salary or capitation basis. For patients enrolled under risk managed care contracts, the cost of specialty services are paid on either a fee for service, per diem or capitation basis.

The cost of health care services provided or contracted for under risk managed care contracts is accrued in the period in which services are provided. The Company provides for an estimate of the related liability for medical

claims incurred but not yet reported based on historical claims experience and current factors such as inpatient utilization and benefit changes provided under HMO plans. Estimates are adjusted as changes in these factors occur and such adjustments are reported in the period of determination. The Company uses an actuarial analysis as an additional tool to further corroborate the Company's estimate of the related liability for medical claims incurred but not yet reported.

Stop-loss Insurance
Effective June 1, 2007, the health care costs for the Company's 18 medical centers are limited through agreements with the HMOs. The HMOs charge the Company a per member per month fee that limits the Company's health care costs for any individual patient. Health care costs in excess of annual limits are generally handled directly by the HMOs and the Company is not entitled to and does not receive any related insurance recoveries. Prior to June 1, 2007, the Company purchased stop-loss insurance for three of its 18 medical centers. Health care costs in the accompanying Consolidated Statements of Income for the three medical centers include expenses of approximately $0.6 million of stop-loss insurance premiums and reductions of expenses of approximately $0.7 million of related recoveries for Fiscal 2007.

Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R expands the definition of a business combination and requires the fair value of the purchase price of an acquisition, including the issuance of equity securities, to be determined on the acquisition date. SFAS No. 141R also requires that all assets, liabilities, contingent consideration, and contingencies of an acquired business be recorded at fair value at the acquisition date. In addition, SFAS No. 141R requires that acquisition costs generally be expensed as incurred, restructuring costs generally be expensed in periods subsequent to the acquisition date and changes in accounting for deferred income tax asset valuation allowances and acquired income tax uncertainties after the measurement period impact income tax expense. SFAS No. 141R is effective for the Company's fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The effect of SFAS No. 141R on the Company's financial statements will be dependent on the nature and terms of any business combination consummated by the Company on or after July 1, 2009.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 requires minority interests to be recharacterized as noncontrolling interests and reported as a component of equity. In addition, SFAS No. 160 requires that purchases or sales of equity interests that do not result in a change in control be accounted for as equity transactions and, upon a loss of control, requires the interests sold, as well as any interests retained, to be recorded at fair value with any gain or loss recognized in earnings. SFAS No. 160 is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. No material impact on the Company's financial statements is expected from the adoption of this standard.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivatives and Hedging Activities", which enhances the requirements under SFAS No. 133, "Accounting for Derivatives and Hedging Activities". SFAS No. 161 requires enhanced disclosures about an entity's derivatives and hedging activities and how they affect an entity's financial position, financial performance, and cash flows. This Statement will be effective for fiscal years and interim periods beginning after November 15, 2008. No material impact on the Company's financial statements is expected from the adoption of this standard.

In May 2009, the FASB issued SFAS No. 165, "Subsequent Events". SFAS No. 165 incorporates specific accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles, as part of the codification effort and in conjunction with SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles", and SFAS No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a Replacement of FASB Statement No. 162." The adoption of these provisions, effective April 1, 2009, did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued SFAS No. 168 which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with U.S. generally accepted accounting principles. This Statement will be effective for interim and annual reporting ending after September 15, 2009. We do not expect SFAS No. 168 to have a material impact on our consolidated financial statements.

Other Comprehensive Income
The Company had no comprehensive income items other than net income for all years presented.

Subsequent Events
The Company evaluated the events and transactions that occurred between June 30, 2009 and the time these financial statements were filed in this Annual Report on Form 10-K on September 10, 2009. On August 12, 2009, we acquired 100% of the issued and outstanding capital stock of Professional Sleep Diagnostics, Inc., a full service operator of sleep diagnostic centers, for $1.7 million in cash.

NOTE 3 – ACQUISITION

Effective October 1, 2006, the Company completed its acquisition of the MDHC Companies. In connection with the completion of the Acquisition and in consideration for the assets acquired pursuant to the Acquisition, the Company paid the MDHC Companies approximately $5.7 million in cash, issued to the MDHC Companies 20.0 million shares of the Company's common stock and assumed or repaid certain indebtedness and liabilities of the MDHC Companies. The 20.0 million shares of the Company's common stock issued in connection with the Acquisition were issued pursuant to an exemption under the Securities Act of 1933, as amended, and 1.5 million of such 20.0 million shares were placed in escrow as security for indemnification obligations of the MDHC Companies and their principal owners, and, in Fiscal 2007, 264,142 of such shares were cancelled in connection with post-closing purchase price adjustments. The balance of the shares held in escrow were released to the principal owners of the MDHC Companies in April 2008 in accordance with the terms of the escrow agreement. Pursuant to the terms of the Acquisition, the Company paid the principal owners of the MDHC Companies an additional $1.0 million in cash in October 2007. The Company also made certain other payments to the principal owners of the MDHC Companies of approximately $0.1 million related to the collection of certain receivables that were fully reserved on the books of the MDHC Companies as of December 31, 2005.

The purchase price, including acquisition costs, of approximately $66.2 million was allocated to the estimated fair value of acquired tangible assets of $13.9 million, identifiable intangible assets of $8.7 million and assumed liabilities of $15.3 million, resulting in goodwill totaling $58.9 million. This purchase price allocation includes certain adjustments recorded during Fiscal 2008 and 2007 that resulted in a decrease in goodwill of approximately $0.5 million and $3.3 million, respectively. These adjustments primarily related to Medicare risk adjustments and pharmacy rebates relating to the operations of the MDHC Companies for periods prior to completion of our acquisition and to adjustments to increase the estimated fair values of the identifiable intangible assets based on updated available information and assumptions. The identifiable intangible assets of $8.7 million consist of estimated fair values of $1.6 million assigned to the trade name, $6.2 million to customer relationships and $0.9 million to a noncompete agreement. The trade name was determined to have an estimated useful life of six years and the customer relationships and noncompete agreements were each determined to have an estimated useful life of eight and five years, respectively. The fair values of the customer relationships and other identifiable intangible assets are amortized over their estimated lives using the straight-line method. The customer relationships are non-contractual. The fair value of the identifiable intangible assets was determined, with the assistance of an outside valuation firm, based on standard valuation techniques. The Acquisition consideration of $66.2 million includes the estimated fair value of Continucare's common stock issued to the MDHC Companies of $58.5 million, cash paid to the principal owners of $5.7 million at the closing of the Acquisition, cash paid to the principal owners of $1.0 million in October 2007, and acquisition costs of approximately $1.0 million. The estimated fair value of the 20.0 million shares of Continucare's common stock issued effective October 1, 2006 to the MDHC Companies was based on a per share consideration of $2.96 which was calculated based upon the average of the closing market prices of Continucare's common stock for the period two days before through two days after the announcement of the execution of the Asset Purchase Agreement for the Acquisition. The fair value of the 264,142 shares cancelled in Fiscal 2007 in connection with post-closing purchase price adjustments was approximately $0.7 million based upon the closing market price of Continucare's common stock on the dates the shares were cancelled.

On September 26, 2006, the Company entered into two term loan facilities funded out of lines of credit (the "Term Loans") with maximum loan amounts of $4.8 million and $1.0 million, respectively. Each of the Term Loans requires mandatory monthly payments that reduce the lines of credit under the Term Loans. Subject to the terms and conditions of the Term Loans, any prepayments made to the Term Loans may be re-borrowed on a revolving basis so long as the line of credit applicable to such Term Loan, as reduced by the mandatory monthly payment, is not

exceeded. The $4.8 million and $1.0 million Term Loans mature on October 31, 2011 and October 31, 2010, respectively. Each of the Term Loans (i) has variable interest rates at a per annum rate equal to the sum of 2.4% and the One-Month LIBOR rate (0.31% at June 30, 2009), (ii) requires the Company and its subsidiaries, on a consolidated basis, to maintain a tangible net worth of $12 million and a debt coverage ratio of 1.25 to 1 and (iii) are secured by substantially all of the assets of the Company and its subsidiaries, including those assets acquired pursuant to the Acquisition. Effective October 1, 2006, the Company fully drew on these Term Loans to fund certain portions of the cash payable upon the closing of the Acquisition and these drawings were repaid during Fiscal 2007. As of June 30, 2009, the Company had no outstanding principal balance on its Term Loans.

Also effective September 26, 2006, the Company amended the terms of its existing credit facility that provides for a revolving loan to the Company of $5.0 million (the "Credit Facility"). As a result of this amendment, the Company, among other things, eliminated the financial covenant which previously required the Company's EBITDA to exceed $1,500,000 on a trailing 12-month basis any time during which amounts are outstanding under the Credit Facility and replaced such covenant with covenants requiring the Company and its subsidiaries, on a consolidated business, to maintain a tangible net worth of $12 million and a debt coverage ratio of 1.25 to 1. Effective October 1, 2006, the Company drew approximately $1.8 million under the Credit Facility to fund portions of the cash payable upon the closing of the Acquisition and this drawing was repaid during Fiscal 2007. The Credit Facility has a maturity date of December 31, 2009. As of June 30, 2009, the Company had no outstanding principal balance on its Credit Facility.

The following unaudited pro forma consolidated financial information is presented for illustrative purposes only and presents the operating results for the Company for the year ended June 30, 2007 as though the Acquisition of the MDHC Companies occurred at the beginning of the fiscal year. The unaudited pro forma consolidated financial information is not intended to be indicative of the operating results that actually would have occurred if the transaction had been consummated on the dates indicated, nor is the information intended to be indicative of future operating results. The unaudited pro forma consolidated financial information does not give effect to any integration expenses or cost savings or unexpected acquisition costs that may be incurred or realized in connection with the Acquisition. For Fiscal 2007, pre-tax non-continuing compensation expenses incurred by the MDHC Companies of approximately $8.3 million are included in the unaudited pro forma consolidated net income. The unaudited pro forma financial information reflects adjustments for the amortization of intangible assets established as part of the Acquisition consideration allocation in connection with the Acquisition, additional depreciation expense resulting from the property adjustment to reflect estimated fair value, additional rent expense related to a lease for a warehouse building excluded from the Acquisition, a reduction in interest income resulting from the use of cash for payment of the cash consideration in the Acquisition and the income tax effect on the pro forma adjustments. The pro forma adjustments are based on estimates. In addition, adjustments to goodwill subsequent to the Acquisition were primarily from adjustments to amounts due from HMOs, other receivables and accrued expenses as additional information was obtained.

	Year Ended June 30, 2007
Revenue	$ 240,389,071
Net income	277,454
Diluted earnings per share	–

The Acquisition was accounted for by the Company under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". Accordingly, the results of operations of the MDHC Companies have been included in the Company's consolidated statements of income from the date of acquisition.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

	June 30, 2009	June 30, 2008	Estimated Useful Lives (in years)
Land	$ 1,919,746	$ 1,919,746	–
Building and improvements	4,754,375	4,738,175	40
Construction in progress	1,175,462	119,829	–
Vehicles	724,479	622,444	5
Furniture, fixtures and equipment	5,028,440	4,894,797	3-5
Furniture and equipment under capital lease	474,389	517,253	3-5
Leasehold improvements	1,160,692	267,526	5
	15,237,583	13,079,770	
Less accumulated depreciation and amortization	(4,748,200)	(4,716,343)	
	$ 10,489,383	$ 8,363,427	

Depreciation expense for the years ended June 30, 2009, 2008 and 2007 was approximately $1,033,000, $901,000 and $687,000, respectively.

The Company has entered into various noncancellable leases for certain furniture and equipment that are classified as capital leases. The leases are payable over three to five years at incremental borrowing rates ranging from 6% to 8% per annum. Accumulated amortization for assets recorded under capital lease agreements was approximately $322,000 and $384,000 at June 30, 2009 and 2008, respectively. Amortization of assets recorded under capital lease agreements was approximately $103,000, $100,000 and $74,000 for the years ended June 30, 2009, 2008 and 2007, respectively, and is included in depreciation expense for all years presented.

Included in general and administrative expense for Fiscal 2008 is a loss on impairment of fixed assets of approximately $0.2 million related to the ValuClinic operations, a line of consumer oriented, retail-based health centers, that were terminated in September 2008.

Future minimum lease payments under all capital leases are as follows:

For the year ending June 30,	
2010	$ 130,695
2011	63,467
2012	14,773
	208,935
Less amount representing imputed interest	3,950
Present value of obligations under capital lease	204,985
Less current portion	122,702
Long-term capital lease obligations	$ 82,283

The current and long-term portions of obligations under capital leases are classified within accrued expenses and other current liabilities and other liabilities, respectively, in the accompanying consolidated balance sheets.

NOTE 5 – DEBT

The Company has in place a Credit Facility that provides for a revolving loan to the Company of $5.0 million and two Term Loans with maximum loan amounts available for borrowing totaling $4.5 million as of June 30, 2009 (see Note 3). At June 30, 2009 and 2008, there was no outstanding principal balance on the Credit Facility and Term Loans. The Credit Facility and Term Loans have variable interest rates at a per annum rate equal to the sum of 2.5% and the 30-day Dealer Commercial Paper Rate (0.35% at June 30, 2009) and the sum of 2.4% and the one-month LIBOR (0.31% at June 30, 2009), respectively. All assets, excluding capitalized lease assets, of the Company serve as collateral for the Credit Facility and Term Loans.

NOTE 6 – EARNINGS PER SHARE

A reconciliation of the denominator of the basic and diluted earnings per share computation is as follows:

	Year Ended June 30,		
	2009	**2008**	**2007**
Basic weighted average number of shares outstanding	61,405,620	68,862,836	65,044,319
Dilutive effect of stock options	1,082,720	1,144,924	1,280,294
Diluted weighted average number of shares outstanding	62,488,340	70,007,760	66,324,613
Not included in calculation of dilutive earnings per share as impact is antidilutive:			
Stock options outstanding	3,775,750	2,998,250	18,000
Warrants	–	–	760,000

NOTE 7 - SHARE-BASED PAYMENT

The Amended and Restated Continucare Corporation 2000 Stock Incentive Plan (the "2000 Stock Incentive Plan"), which has been approved by the Company's shareholders, permits the grant of stock options and restricted stock awards in respect of up to 9,000,000 shares of common stock to the Company's employees, directors, independent contractors and consultants. Under the terms of the 2000 Stock Incentive Plan, options are granted at the fair market value of the stock at the date of grant and expire no later than ten years after the date of grant. Options granted under the plan generally vest over four years, but the terms of the 2000 Stock Incentive Plan provide for accelerated vesting if there is a change in control of the Company. Historically, the Company has issued authorized but previously unissued shares of common stock upon option exercises. However, the Company does not have a policy regarding the issuance or repurchase of shares upon option exercise or the source of those shares. No restricted stock awards have been issued under the 2000 Stock Incentive Plan.

The Company applies the provisions of SFAS No. 123(R), "Share-Based Payment". SFAS No. 123(R) requires that the cost relating to stock-based payment transactions be recognized in the financial statements over the period services are rendered according to the fair value of the stock-based awards issued.

The Company calculates the fair value for employee stock options using a Black-Scholes option pricing model at the time the stock options are granted and that amount is amortized over the vesting period of the stock options, which is generally up to four years. The fair value for employee stock options granted during Fiscal 2009 and 2008 was calculated based on the following assumptions: risk-free interest rate ranging from 0.66% to 3.19% and 1.61% to 4.22%, respectively; dividend yield of 0%; weighted-average volatility factor of the expected market price of the Company's common stock of 58.6% and 59.5%, respectively; and weighted-average expected life of the options ranging from 2 to 6 years depending on the vesting provisions of each option. The fair value for employee stock options granted during Fiscal 2007 was calculated based on the following assumptions: risk-free interest rate ranging from 4.81% to 5.18%; dividend yield of 0%; volatility factor of the expected market price of the Company's common stock of 63.7%; and weighted-average expected life of the option ranging from 2 to 6 years depending on the vesting provisions of each option. The expected life of the options is based on the historical exercise behavior of the Company's employees. The expected volatility factor is based on the historical volatility of the market price of the Company's common stock as adjusted for certain events that management deemed to be non-recurring and non-indicative of future events.

The Company recognized share-based compensation cost of $1.2 million, $1.3 million and $1.7 million for Fiscal 2009, 2008 and Fiscal 2007, respectively. For Fiscal 2009, the Company recognized excess tax benefits resulting from the exercise of stock options of approximately $0.1 million. For Fiscal 2008, the Company did not recognize any excess tax benefits resulting from the exercise of stock options. For Fiscal 2007, the Company recognized excess tax benefits of approximately $0.5 million resulting from the exercise of stock options. The excess tax benefits had a positive effect on cash flow from financing activities with a corresponding reduction in cash flow from operating activities in Fiscal 2009 and Fiscal 2007 of $0.1 million and $0.5 million, respectively. During Fiscal 2009, 2008 and 2007, the Company issued 13,750 shares, 83,750 shares and 64,750 shares, respectively, of common stock resulting from the exercise of stock options.

The following table summarizes information related to the Company's stock option activity for Fiscal 2009:

	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of the year	5,373,804	$ 1.95
Granted	1,017,500	2.27
Exercised	(13,750)	1.70
Forfeited	(48,750)	2.55
Expired	(32,500)	2.29
Outstanding at end of the year	6,296,304	$ 2.00
Exercisable at end of the year	4,324,654	
Weighted average fair value per share of options granted during the year	$ 1.04	

The weighted average fair value per share of options granted during Fiscal 2008 and 2007 was $1.17 and $1.42, respectively.

The following table summarizes information about options outstanding and exercisable at June 30, 2009:

	Options Outstanding			Options Exercisable		
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$0.66-$2.38	3,383,054	$ 1.48	5.6	2,516,804	$ 1.18	4.4
$2.40-$3.57	2,913,250	$ 2.59	7.1	1,807,850	$ 2.60	6.9

The total intrinsic value of options outstanding and options exercisable was $2.9 million at June 30, 2009. The total intrinsic value of options exercised during Fiscal 2009, 2008 and 2007 was approximately $9,000, $0.1 million and $0.1 million, respectively. As of June 30, 2009, there was approximately $0.8 million of total unrecognized compensation cost related to non-vested stock options, which is expected to be recognized over a weighted-average period of 1.8 years.

The Company had 7,584,721 shares of common stock reserved for future issuance related to stock options at June 30, 2009.

NOTE 8 - INCOME TAXES

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

In July 2006, the FASB issued Interpretation 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

Effective July 1, 2007, the Company adopted the provisions of FIN 48. The implementation of FIN 48 had no impact on our liability for unrecognized tax benefits. Our liability for unrecognized tax benefits was approximately $0.9 million at June 30, 2009 and approximately $0.8 million at both June 30, 2008 and July 1, 2007 and is included in other liabilities on the consolidated balance sheets. The total amount of unrecognized tax benefits that if recognized would affect the effective tax rate is $0.9 million, which includes accrued interest and penalties of approximately $52,000, $47,000 and $20,000 at June 30, 2009, June 30, 2008 and July 1, 2007, respectively. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense. The Company does not currently anticipate that the total amount of unrecognized tax benefits will significantly increase or decrease by the end of Fiscal 2010. The Company is no longer subject to tax examinations by tax authorities for fiscal years ended on or prior to June 30, 2005.

The Company recorded an income tax provision of $9.6 million, $7.1 million and $3.9 million for Fiscal 2009, 2008 and 2007, respectively. The income tax provision consisted of the following:

	Year Ended June 30,		
	2009	2008	2007
Current:			
Federal	$ 8,199,853	$ 6,408,183	$ 1,425,993
State	1,158,154	923,142	293,994
Total	9,358,007	7,331,325	1,719,987
Deferred:			
Federal	181,483	(171,415)	1,897,669
State	60,831	(27,183)	274,949
Total	242,314	(198,598)	2,172,618
Total income tax provision	$ 9,600,321	$ 7,132,727	$ 3,892,605

Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are as follows:

	June 30,		
	2009	2008	2007
Deferred income tax assets:			
Bad debt and notes receivable reserve	$ –	$ 303,871	$ 296,420
Other	75,573	110,062	434,225
Impairment charge	999,617	1,256,398	1,476,110
Share-based compensation	1,861,818	1,318,073	823,320
Deferred income tax assets	2,937,008	2,988,404	3,030,075
Deferred income tax liabilities:			
Depreciable/amortizable assets	(5,818,179)	(5,638,652)	(5,342,721)
Basis difference in tangible assets	(617,553)	(617,553)	(872,762)
Deferred income tax liabilities	(6,435,732)	(6,256,205)	(6,215,483)
Net deferred income tax liabilities	$(3,498,724)	$ (3,267,801)	$ (3,185,408)

SFAS No. 109 requires a valuation allowance to reduce the deferred income tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. After consideration of all the evidence, both positive and negative (including, among others, the Company's projections of future taxable income and profitability in recent fiscal years), management determined that no valuation allowance was necessary at June 30, 2009, 2008 and 2007 to reduce the deferred income tax assets to the amount that will more likely than not be realized. At June 30, 2009, the Company did not have any net operating losses available for carryforward.

A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate for the years ended June 30, 2009, 2008 and 2007 is as follows:

	Year Ended June 30,		
	2009	2008	2007
Statutory federal rate	35.00%	35.00%	34.00%
State income taxes, net of federal income tax benefit	3.58	3.58	3.63
Goodwill and other non-deductible items	0.01	0.18	0.55
Effective tax rate	38.59%	38.76%	38.18%

NOTE 9 – SHARE REPURCHASE PROGRAM

In November 2008 and March 2009, the Company's Board of Directors increased the Company's previously announced program to authorize the repurchase of an additional 2,500,000 and 2,500,000 shares of the Company's common stock, respectively, bringing the total number of shares of common stock authorized for repurchase under the program to 15,000,000 shares. Any such repurchases will be made from time to time at the discretion of our management in the open market or in privately negotiated transactions subject to market conditions and other factors. As of August 31, 2009, the Company had repurchased 11,907,004 shares of its common stock for approximately $25.0 million.

NOTE 10 - EMPLOYEE BENEFIT PLAN

As of January 1, 1997, the Company adopted a tax qualified employee savings and retirement plan covering the Company's eligible employees. The Continucare Corporation 401(k) Profit Sharing Plan (the "401(k) Plan") was amended and restated in June 2001. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code (the "Code") and contains a feature described in Code Section 401(k) under which a participant may elect to have his or her compensation reduced by up to 75% (subject to IRS limits) and have that amount contributed to the 401(k) Plan. In October 2001, the Internal Revenue Service issued a favorable determination letter for the 401(k) Plan.

Under the 401(k) Plan, new employees who are at least 18 years of age are eligible to participate in the 401(k) Plan after 90 days of service. Eligible employees may elect to contribute to the 401(k) Plan up to a maximum amount of tax deferred contribution allowed by the Internal Revenue Code. The Company may, at its discretion, make a matching contribution and a non-elective contribution to the 401(k) Plan. There were no matching contributions for the years ended June 30, 2009, 2008 or 2007. Participants in the 401(k) Plan would not begin to vest in the employer contribution until the end of two years of service, with full vesting achieved after five years of service.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in legal proceedings incidental to its business that arise from time to time in the ordinary course of business including, but not limited to, claims related to the alleged malpractice of employed and contracted medical professionals, workers' compensation claims and other employee-related matters, and minor disputes with equipment lessors and other vendors. The Company has recorded an accrual for claims related to legal proceedings, which includes amounts for insurance deductibles and projected exposure, based on management's estimate of the ultimate outcome of such claims. The Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company's business, results of operations, financial condition, or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on the Company's business, results of operations, financial condition, cash flow, and prospects.

Leases

The Company leases office space and equipment under various non-cancelable operating leases. Rent expense under such operating leases was approximately $2.7 million, $2.8 million and $2.6 million for the years ended June 30, 2009, 2008 and 2007, respectively. Future annual minimum payments under such leases as of June 30, 2009 are as follows:

For the fiscal year ending June 30,	
2010	$ 1,852,224
2011	1,446,603
2012	721,098
2013	431,701
2014 and thereafter	911,685
Total	$ 5,363,311

NOTE 12 – VALUATION AND QUALIFYING ACCOUNTS

Activity in the Company's valuation and qualifying accounts consists of the following:

	Year ended June 30,		
	2009	2008	2007
Allowance for doubtful accounts related to accounts and other receivables:			
Balance at beginning of period	$ 783,741	$ 802,239	$ 798,257
Provision for doubtful accounts	–	181,081	165,181
Write-offs of uncollectible accounts receivable	(783,741)	(199,579)	(161,199)
Balance at end of period	$ –	$ 783,741	$ 802,239

NOTE 13 – RELATED PARTY TRANSACTIONS

As a result of the acquisition of the MDHC Companies, the Company became a party to two lease agreements for office space owned by Dr. Luis Cruz and Jose M. Garcia, principal owners of the MDHC Companies. Dr. Cruz is a director of the Company and Mr. Garcia was an officer of the Company through January 15, 2009. The Company terminated one of the lease agreements effective September 30, 2007. For Fiscal 2009, 2008 and 2007, expenses related to these leases were approximately $0.4 million, $0.4 million and $0.3 million.

Effective November 1, 2007, the Company entered into agreements with Centers of Medical Excellence, Inc., an entity owned by Dr. Cruz pursuant to which this entity will act as one of the Company's independent physician affiliates in connection with the provision of primary care health services to a limited number of Medicare Advantage members enrolled in plans sponsored by CarePlus Health Plans, Inc. The arrangement is on substantially similar terms to those between the Company and its other independent physician affiliates under at risk arrangements where the Company provides medical utilization services and pays a primary care capitation fee to the provider. Under this arrangement, CarePlus pays the Company a monthly capitation fee based on the number of CarePlus Medicare Advantage members who have selected Centers of Medical Excellence as their primary care provider and the Company in turn pays a monthly primary care capitation fee to Centers of Medical Excellence. Centers of Medical Excellence is also eligible to receive a bonus from the Company if they operate in a cumulative surplus. For Fiscal 2009, the Company sustained an operating loss of $0.2 million under this arrangement.

On February 5, 2008, the Company repurchased an aggregate of 600,000 shares of its common stock from Dr. Cruz, as trustee of the Luis Cruz Irrevocable Trust A, the Luis Cruz Irrevocable Trust B and the Luis Cruz Irrevocable Trust C. The Company paid $2.25 per share for the shares for an aggregate purchase price of $1,350,000. The per share purchase price paid by the Company represented a 10% discount from the closing price of the Company's common stock on February 4, 2008.

On September 19, 2008, the Company purchased an aggregate of 400,000 shares of its common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have a beneficial ownership in the shares of common stock held by these family trusts. Continucare paid $2.14 per share for the shares for an aggregate purchase price of $856,000.

The per share purchase price paid by Continucare represented a 10% discount from the closing price of Continucare's common stock on September 19, 2008.

On September 19, 2008, the Company purchased an aggregate of 600,000 shares of its common stock from Mr. Garcia. Continucare paid $2.14 per share for the shares for an aggregate purchase price of $1,284,000. The per share purchase price paid by Continucare represented a 10% discount from the closing price of Continucare's common stock on September 19, 2008.

On October 23, 2008, the Company entered into a joint venture with Dr. Jacob Nudel, a director of the Company, that will seek to establish special purpose medical provider networks. As of June 30, 2009, the Company had made contributions of approximately $0.3 million to fund operations of the joint venture.

On January 15, 2009, the Company purchased an aggregate of 1,100,000 shares of its common stock from Mr. Garcia. Continucare paid $1.71 per share for the shares for an aggregate purchase price of $1,881,000. The per share purchase price paid by Continucare was the closing price of Continucare's common stock on January 15, 2009.

On March 12, 2009, the Company purchased an aggregate of 350,000 shares of its common stock from certain family trusts of Dr. Cruz. Dr. Cruz does not have a beneficial ownership in the shares of common stock held by these family trusts. Continucare paid $1.69 per share for the shares for an aggregate purchase price of $591,500. The per share purchase price paid by Continucare represented a 5% discount from the closing price of Continucare's common stock on March 12, 2009.

NOTE 14 – QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

	For the Year Ended June 30, 2009				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Total revenue	$ 65,064,634	$ 65,539,894	$ 75,395,799	$ 75,270,033	$ 281,270,360
Net income	$ 2,496,132	$ 3,659,810	$ 4,326,503	$ 4,798,676	$ 15,281,121
Net income per common share:					
Basic	$ .04	$ .06	$ .07	$ .08	$ .25
Diluted	$ .04	$ .06	$ .07	$ .08	$ .24

	For the Year Ended June 30, 2008				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Full Year**
Total revenue	$ 60,922,664	$ 61,485,447	$ 65,936,165	$ 66,095,772	$ 254,440,048
Net income	$ 1,921,500	$ 2,511,685	$ 3,675,501	$ 3,160,968	$ 11,269,654
Basic and diluted net income per common share	$ .03	$ .04	$ .05	$ .05	$ .16

Basic and diluted net income per common share for each of the quarters presented above are based on the respective weighted average number of common shares outstanding for the quarters. The sum of the quarterly basic and diluted net income per common share amounts may not be equal to the full year basic and diluted net income per common share amounts due to rounding.

Corporate Information

Corporate Headquarters
Continucare Corporation
7200 Corporate Center Drive
Suite 600
Miami, FL 33126
Telephone: 305-500-2000
www.continucare.com

SEC Form 10-K
Continucare's 2009 Annual Report on Form 10-K is included within this Annual Report to Shareholders. Additional copies are available free of charge by writing or calling Fernando Fernandez, Chief Financial Officer, at the corporate headquarters listed above.

Annual Meeting
Continucare's annual meeting of shareholders will be held February 9, 2010 at 9:30 a.m. at the corporate headquarters listed above.

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800-937-5449

Independent Registered Public Accounting Firm
Ernst & Young LLP
100 Northeast 3rd Avenue
Ft. Lauderdale, FL 33301

Board of Directors
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman
Continucare Corporation

Luis Cruz, M.D.
Private Investor

Phillip Frost, M.D.
Chairman and Chief Executive Officer
Opko Health, Inc.

Robert J. Cresci
Managing Director
Pecks Management Partners Ltd.

Neil Flanzraich
Private Investor

Jacob Nudel, M.D.
Founder
MDwerks, Inc.

A. Marvin Strait
Certified Public Accountant

Jacqueline M. Simkin
President
Simkin Management Inc.

Audit Committee
A. Marvin Strait, *Chairman*
Robert J. Cresci
Neil Flanzraich
Jacqueline M. Simkin

Compensation Committee
Robert J. Cresci, *Chairman*
Neil Flanzraich
Jacqueline M. Simkin
A. Marvin Strait

Nominating Committee
Phillip Frost, M.D., *Chairman*
Neil Flanzraich
Robert J. Cresci
Jacqueline M. Simkin
A. Marvin Strait

Officers
Richard C. Pfenniger, Jr.
President, Chief Executive Officer and Chairman

Gemma Rosello
Executive Vice President – Operations

Fernando L. Fernandez
Senior Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

Sadita Bustamante
Senior Vice President – Center Operations

Luis H. Izquierdo
Senior Vice President – Marketing and Business Development

Dora Rodriguez-Duran
Senior Vice President – Support Services

Holly Lopez
Vice President – Support Services

Market Information

Our common stock is traded on the NYSE Amex under the symbol "CNU." The following table sets forth the high and low sale prices of our common stock as reported by the composite tape of the NYSE Amex for each of the quarters indicated.

	HIGH	LOW
Fiscal Year 2009:		
Quarter Ended 6/30/09	$ 2.55	$ 1.71
Quarter Ended 3/31/09	2.12	1.57
Quarter Ended 12/31/08	2.63	1.53
Quarter Ended 9/30/08	2.67	2.06
Fiscal Year 2008:		
Quarter Ended 6/30/08	$ 2.79	$ 1.04
Quarter Ended 3/31/08	2.68	1.70
Quarter Ended 12/31/07	2.90	2.16
Quarter Ended 9/30/07	3.10	2.08

As of the close of business on August 31, 2009, there were approximately 119 record holders of our common stock. We have not declared or paid dividends on our common stock and do not contemplate declaring or paying dividends in the foreseeable future.

Forward-Looking Statements

Certain statements and information set forth in this Annual Report to Shareholders, including statements regarding our business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of our common stock, constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. We intend for our forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in such Act. You should note that forward-looking statements in this document speak only as of the date of this Annual Report to Shareholders and we undertake no duty or obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations, plans, intentions and projections reflected in our forward-looking statements are reasonable, such statements are subject to risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that our shareholders and prospective investors should consider include those set forth in our Annual Report on Form 10-K, which is included within this Annual Report to Shareholders, and in our other filings with the Securities and Exchange Commission.



Continucare

7200 Corporate Center Drive
Suite 600
Miami, Florida 33126
Phone: 305-500-2000
www.continucare.com